Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2006	CORPORATE LAW

Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27
4- Commercial Name
PERDIGÃO
5. Previous Company Name
PERDIGÃO HOLDING S.A.
6. “NIRE”
35300149947
7. Web site
www.perdigao.com.br/ri/eng

01.02 - HEAD OFFICES

1- Full Address		2- Neighborhood/district
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
3- ZIP Code	4- City		5- State
05350-901	SÃO PAULO		SP
6- Long distance call	7- Telephone	8- Telephone	9- Telephone	10- Telex
5511	3718-5465	3718-5306	3718-5301
11- Long distance call	12.- Facsimile	13.- Facsimile	14.- Facsimile
5511	3718-5297	3714-4436	-
15.-E-MAIL
acoes@perdigao.com.br

01.03- SHAREHOLDERS’ DEPARTMENT

Company

1-Name
Tatiana Cardoso Anicet
2- Charge
Investor relations
3- Full Address		4- Neighborhood/District
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
5- ZIP Code	6- City		7- State
05350-901	SÃO PAULO		SP
8- Long distance call	9- Telephone	10- Telephone	11- Telephone	12- Telex
5511	3718-5301	3718-5306
13-Long distance call	14- Facsimile	15- Facsimile	16- Facsimile
5511	3718-5297	-
17-E-MAIL
acoes@perdigao.com.br

Depositary Bank in Brazil

18-Name
BANCO ITAú S.A.
19- Charge
UNIFIED ATTENDANCE SUPERINTENDENCE
20- Full Address		21- Neighborhood/District
AV. Eng. ARMANDO ARRUDA PEREIRA, 707–9th floor		jabaquara
22- ZIP Code	23- City		24- State
04344-902	SÃO PAULO		SP
25- Long distance call	26- Telephone	27- Telephone	28- Telephone	29- Telex
5511	5029-1908	-	-
30- Long distance call	31- Facsimile	32- Facsimile	33- Facsimile
5511	5029-1917	-
34-E-MAIL
claudio.ribeiro@itau.com.br

OTHER PLACES FOR ATTENDANCE

35- Item	36- City	37- State	38- L.dist.call	39- Telephone	40- Telephone
01	SÃO PAULO	SP	5511	5029-1919	-
02	RIO DE JANEIRO	RJ	5521	2508-8086	-
03	PORTO ALEGRE	RS	5551	3210-9150	-
04	BRASÍLIA	DF	5561	316-4850	-

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to the company)

1-Name
WANG WEI CHANG
2- Full Address			3- Neighborhood/district
AV. ESCOLA POLITÉCNICA,760			JAGUARÉ
4.- ZIP Code		5. – City	6.- State
05350-901		SÃO PAULO	SP
7- Long distance call	8- Telephone	9- Telephone	10- Telephone	11- Telex
5511	3718-5465	3718-5306	3718-5301
12- Long distance call	13- Facsimile	14- Facsimile	15-Facsimile
5511	3718-5297	3714-4436	-
16-E-MAIL	17. Brazilian Director	18. tax payers’ individual register		19. Passport
acoes@perdigao.com.br	YES	534.698.608-15		-

01.05 - REFERENCE/AUDITOR

1- Date of beginning of the last fiscal year	2- Date of ending of the last fiscal year
01/01/2006	12/31/2006
3- Date of beginning of the ongoing fiscal year	4- Date of ending of the ongoing fiscal year
01/01/2007	12/31/2007
5- Name/Auditor’s Company Name	6- CVM Code
KPMG Auditores Independentes	00418-9
5- Technical in Charge Name	8- Technical in Charge Company Taxpayers’ Register
carla bellangero	101.832.328-79

01.06 - CHARACTERISTICS OF THE COMPANY

1- Stock Exchange where it has registration
BVBAAL	BVMESP	BVPR		BVRJ		BVST

BVES	BVPP	BVRG	☒	BOVESPA	☒	NYSE

2- Trade market
Stock Exchange
3- Type of situation
Operating
4- Code of activity
1220 - Food
5- Main Activity
Holding Company

01.07 - SHAREHOLDER CONTROL

1- TYPE OF SHAREHOLDER CONTROL
National Holding
2- Securities issued by the company
☒ Shares

01.08- RELEASING OF DOCUMENTS

1- Notice to Shareholders on Financial Statements (FS) Availability	2- Minute of Ordinary General Meeting (OGM) approving Financial Statements

3- Call of OGM for approval of FS	4- Release Financial Statements
02/27/2007	02/27/2007

01.09- NEWSPAPERS RELEASING COMPANY’S INFORMATION

1- item	2- Newspaper	3- state
01	JORNAL VALOR ECONÔMICO	SP
02	DIARIO OFICIAL DO ESTADO DE SÃO PAULO	SP

01.10- INVESTOR RELATIONS DIRECTOR

1- Date	2- Signature
04/12/2007

02.01.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

1- Item	2- Officer name	3- Taxpayers’ Individual Register/CPF	4- Date of Election	5- Term of mandate	6- Manager code type*	7- elected by Controlling shareholders	8- Position/ Responsability	7- Position
01	NILDEMAR SECCHES	589.461.528-34	04/12/2007	OGM 2009	3	NO	30	Chairman of the Board and Chief Executive Officer
02	FRANCISCO FERREIRA ALEXANDRE	301.479.484-87	04/12/2007	OGM 2009	2	YES	21	Vice-Chairman of the Board
03	JAIME HUGO PATALANO	011.141.237-49	04/12/2007	OGM 2009	2	YES	22	Member of the Board
04	LUIS CARLOS FERNANDES AFONSO	035.541.738-35	04/12/2007	OGM 2009	2	YES	22	Member of the Board
05	MANOEL CORDEIRO SILVA FILHO	253.571.747-68	04/12/2007	OGM 2009	2	YES	22	Member of the Board
06	MAURÍCIO NOVIS BOTELHO	044.967.107-06	04/12/2007	OGM 2009	2	NO	22	Member of the Board
07	DÉCIO DA SILVA	344.079.289-72	04/12/2007	OGM 2009	2	NO	22	Member of the Board
08	WANG WEI CHANG	534.698.608-15	04/12/2007	OGM 2009	3	NO	37	Alternate and Chief Financial Officer
09	TERUMI ZUKERAN	509.764.518-91	04/12/2007	OGM 2009	2	YES	23	Alternate
10	LEVY PINTO DE CASTRO	040.540.167-15	04/12/2007	OGM 2009	2	YES	23	Alternate
11	SUSANA HANNA STIPHAN JABRA	037.148.408-18	04/12/2007	OGM 2009	2	YES	23	Alternate
12	MAURÍCIO DA ROCHA WANDERLEY	001.911.777-92	04/12/2007	OGM 2009	2	YES	23	Alternate
13	ANTONIO LUIZ PIZARRO MANSO	067.464.467-00	04/12/2007	OGM 2009	2	YES	23	Alternate
14	GERD EDGAR BAUMER	005.721.609-68	04/12/2007	OGM 2009	2	YES	23	Alternate
15	PAULO ERNANI DE OLIVEIRA	132.104.160-87	04/26/2007	APRIL/2009	1		19	Chief Operating Officer
16	JOSÉ ANTONIO DO PRADO FAY	210.397.040-34	04/26/2007	APRIL/2009	1		19	General Officer of Perdigão Business
17	ANTONIO AUGUSTO DE TONI	425.503.279-34	04/26/2007	APRIL/2009	1		19	General Officer of Perdix Business
18	WLADEMIR PARAVISI	387.161.009-72	04/26/2007	APRIL/2009	1		19	General Officer of Batavo Business
19	NILVO MITTANCK	489.093.519-34	04/26/2007	APRIL/2009	1		19	Supply Chain Officer
20	NELSON VAS HACKLAUER	522.156.958-20	04/26/2007	APRIL/2009	1		19	Business Development Director
21	LUIZ ADALBERTO STÁBILE BENÍCIO	448.732.129-87	04/26/2007	APRIL/2009	1		19	Technology Officer
22	GILBERTO ANTONIO ORSATTO	356.481.390-04	04/26/2007	APRIL/2009	1		19	Human Relations Officer
23	RICARDO ROBERT ATHAYDE MENEZES	118.108.076-20	04/26/2007	APRIL/2009	1		19	Institutional Relations Officer

*Code:   1 - Belongs to the Management only

2 - Belongs to the Board of Directors only

3 - Belongs to the Management and Board of Directors

02.01.02- CURRENT COMPOSITION OF THE FISCAL COUNCIL

1. Installed Fiscal Council YES	2. Permanent YES

3- ITEM	4- OFFICER NAME	5- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	6- DATE OF ELECTION	7- TERM OF MANDATE	8- POSITION/ RESPONSABILITY	9- POSITION
01	ATTÍLIO GUASPARI	610.204.868-72	04/12/2007	OGM 2009	45	Member of the Fiscal Council
02	IVAN MENDES DO CARMO	279.786.131-00	04/12/2007	OGM 2009	43	Member of the Fiscal Council
03	VANDERLEI MARTINS	720.647.738-00	04/12/2007	OGM 2009	42	President of the Fiscal Council
04	AGENOR AZEVEDO DOS SANTOS	383.239.407-97	04/12/2007	OGM 2009	48	Alternate member of the Fiscal Council
05	LUÍS JUSTINIANO DE ARANTES FERNANDES	086.127.918-20	04/12/2007	OGM 2009	48	Alternate member of the Fiscal Council
06	DÉCIO MAGNO ANDRADE STOCHIERO	279.497.881-00	04/12/2007	OGM 2009	48	Alternate member of the Fiscal Council

02.02 – Professional Experience and Academic Background of Each Counselor and Director

NILDEMAR SECCHES – Chairman of the Board of Directors and Chief Executive Officer of Perdigão, Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). He is graduate in mechanical engineering and has a postgraduate degree in Finance and has concluded a PhD course in Economics. Birth Date: 11/24/48.

FRANCISCO FERREIRA ALEXANDRE – Vice Chairman of the Board of Directors. Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and has an MBA in Corporate Finance. He has been director of Previ- Caixa de Previdência dos Funcionários do Banco do Brasil since 2003, currently holding the position of Administrative Director. Birth  Date: 10/29/62.

JAIME HUGO PATALANO – Board member. He is a graduate in Economic Sciences and Accountancy and represents Fundação de Assistência e Previdência Social of the Brazilian Economic and Social Development Bank (BNDES) – Fapes, of which he is chairman of the Board of Directors. He worked as Financial and Admininstrative Director of the Brazilian Institute for Social and Economic Analysis – Ibase. Birth Date: 01/30/41.

LUIS CARLOS FERNANDES AFONSO – Board member. Economist, he has a master’s degree in Economics and a postgraduate qualifi cation in Environmental and Economic Development, representing Fundação Petrobras de Seguridade Social – Petros. He was finance secretary at the municipal governments of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.

MANOEL CORDEIRO SILVA FILHO – Board member. Business Manager with a postgraduate qualification in Economic Engineering and an MBA in Finance. He has exercised professional activities at Companhia Vale do Rio Doce for 32 years. He is currently Investment and Finance Director of Fundação Vale do Rio Doce de Seguridade Social-VALIA since 1999 and also Coordinator of the National Investments Committee-ABRAPP. Birth Date: 07/01/53.

MAURÍCIO NOVIS BOTELHO – Board member (Independent Member). Mechanical Engineer with a postgraduate degree in Finance and Management Science. He worked at E.B. Engenharia, Cobrel, Tenenge, Cia Bozzano Simonsen and OTL - Odebrecht. He is currently Chief Executive Officer of Embraer – Brazilian Aeronautic Company S.A.. Birth Date: 11/27/42.

DÉCIO DA SILVA – Board member (Independent member). Mechanical Engineer with a postgraduate degree in Business Management. He has held the positions of production, regional and sales director at Weg companies. He is currently Chief Executive Officer of the Weg companies. Birth Date: 09/16/56.

WANG WEI CHANG – Alternate member and Chief Financial Officer of Perdigão. He is a member of the Board of Executive Officers and a Director of Abrasca (Brazilian Association of Listed Companies). He is a Board Member of Ibri (Brazilian Institute for Investor Relations) as well as being a member of the College of Voting Directors of Ibef-SP (Brazilian Institute of Financial Executives). He was Financial Controls Director for Banco Chase Manhattan N.A in Brazil; Financial Director of Chase Manhattan S.A Bank N.A in Santiago, Chile; and a Vice President at Citibank N.A in Brazil and in Hong Kong. He is a graduate in Engineering and has a master’s degree in Industrial Engineering. Birth Date: 01/16/47.

TERUMI ZUKERAN – Alternate member. Graduate in business management and accounting sciences with a postgraduate degree in accounting and financial administration and company economics. Worked in several areas of the Banco do Brasil and currently provides financial consultancy services to several companies. Birth Date: 02/20/52.

LEVY PINTO DE CASTRO Alternate. He is a graduate in Economic Sciences and represents Fundação de Assistência e Previdência Social of the Brazilian Economic and Social Development Bank (BNDES) – Fapes. He worked as a consultant at Metal data engenharia e representações Ltda. Birth Date: 09/04/36.

SUSANA HANNA STIPHAN JABRA Alternate. She is a graduate in Economic Sciences with an MBA in Finance, represents Fundação Petrobrás de Seguridade Social – Petros of which she is Participation Manager. Birth Date: 08/26/57.

MAURÍCIO DA ROCHA WANDERLEY - Alternate. He is a graduate in Economic Sciences with an MBA in Finance, represents Fundação Vale do Rio Doce de Seguridade Social – VALIA. Birth Date: 03/29/69.

ANTONIO LUIZ PIZARRO MANSO – Alternate member. Graduate in mechanical engineering. Currently executive vice president corporate  and investor relations officer of Embraer as well as having occupied the post of CFO and investor relations.  Birth Date: 12/08/44.

GERD EDGAR BAUMER – Alternate member. Graduated in law with extension courses in business management in São Paulo, Los Angeles and France. Currently vice chairman of the Board of Directors of WEG S.A., Marisol S.A. and Oxford S.A.. Birth Date: 10/05/34.

ATTÍLIO GUASPARI – Member of the Fiscal Council.  He is a graduate in Engineering, with a master’s degree in Management Sciences; he is also a member of the Board of Directors of Brasil Ferrovias S.A. He was Finance Director of the Associação dos Funcionários do BNDES – AFBNDE, Rio de Janeiro. Birth Date: 10/20/46.

IVAN MENDES DO CARMO - Member of the Fiscal Council. Economist, with a MBA in Finance and a Master’s degree in Economics. He was responsible for the Accounts Mechanization Division and subsequently worked as an advisor to the Finance Secretariat for the government of Distrito Federal. He is currently manager of the Asset Management Department of Fundação SISTEL de Seguridade Social. Birth Date: 03/01/63.

VANDERLEI MARTINS – Chairman of the Fiscal Council. He is an accountant and economics graduate and currently acts as a consultant to various companies. Birth Date: 01/30/54.

AGENOR AZEVEDO DOS SANTOS – Alternate Member of the Fiscal Council. Graduated in accounting sciences and business management. Currently accounting manager for the BNDES pension fund – FAPES. Birth Date: 08/15/55.

LUIS JUSTINIANO DE ARANTES FERNANDES - Alternate Member of the Fiscal Council. He is a Lawyer and works   at Manesco, Ramires, Perez, Azevedo Marques Advocacia. Birth Date: 12/11/68.

DÉCIO MAGNO ANDRADE STOCHIERO – Alternate Member of the Fiscal Council. Graduated in business management with an MBA in evaluation of assets and investment portfolios. He is currently planning and corporate control manager of the Sistel Foundation, where he has also held the position of manager for fixed income and real estate analysis and manager for planning and investment analysis. Birth Date: 09/8/63

PAULO ERNANI DE OLIVEIRA – Chief Operating Officer. He was Supply Director at Perdigão where he has worked since 1989 and a member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (Acav). He has a degree in Agronomy. Birth Date: 08/01/49.

JOSÉ ANTONIO DO PRADO FAY - General Officer of Perdigão Business. Mechanic Engineer, post graduated in Industrial Systems. He was engineer manager at Petrobrás, operating director at Bunge – Moinhos Riograndenses, Mid region and Consume Director at Bunge – Santista Alimentos S.A., Marketing and Commercial Director at Electrolux do Brasil and General Director at Batávia. He is currently General Officer of Perdigão Business at Perdigão Companies. Birth Date: 11/10/53.

ANTONIO AUGUSTO DE TONI - General Officer of Perdix Business. Foreign Trade Administrator specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A.. At Perdigão Companies he was Market Development Manager and Export Director being currently General Officer of Perdix Business. Birth Date: 12/16/63

WLADEMIR PARAVISI - General Officer of Batavo Business. He has worked at Perdigão since 1978. He is a graduate in Accountancy and has an MBA in Business Management and Agribusiness. He also completed the Wharton Advanced

Management Program course at the Wharton School of the University of Pennsylvania. Birth Date: 02/06/60.

NILVO MITTANCK - Supply Chain Officer. Mechanic Engineer with an MBA in Management. He works at Perdigão Companies since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager and Associate Director. He is currently Supply Chain Officer at Perdigão Companies. Birth Date: 07/30/61.

NELSON VAS HACKLAUER - Business Development Director. He has held previous positions as Financial and Investor Relations Director and Commercial Director at Perdigão. He is a Business Management graduate. Birth Date: 06/27/51.

LUIZ ADALBERTO STABILE BENICIO - Technology Officer. He has worked at Perdigão since 1986. He has a degree in Animal Sciences and a PhD in Animal Nutrition and an MBA in Business Management. Birth Date: 07/15/62.

GIBERTO ANTONIO ORSATTO - Human Relations Officer. Business Administrator post graduated in Business Management and with an MBA in Management. He works at Perdigão Companies since 1980, as Industrial and Slaughter Supervisor, Frigorific Production Manager and Associate Director. He is currently Human Relations Officer at Perdigão Companies. Birth Date: 07/06/61.

RICARDO ROBERT ATHAYDE MENEZES - Institutional Relations Officer. Graduated in Communication. He was special journalist at TV Globo Ltda, Communication and Parliament Relations Manager at Cobal – Companhia Brasileira de Alimentos, Marketing Superintendent at Perdigão Agroindustrial S.A. and at Banco Espírito Santo S.A. and Consultant at the Communication/ Marketing Área at Cardápio S/C Ltda. At Perdigão Companies he was Institutional Relations Advisor and is currently Institutional Relations Officer. Birth date: 01/09/51.

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- Record Event	2- Date of the Event	3- Individuals and corporations	4- Institutional Investors	5- Shareholders Agreement	6- Voting Preferred shares
E/OGM	04/12/2007	14,234	573	YES	NO
7- Voting Preferred Shares

8- Date of last shareholders agreement	9- free floats
03/06/2006	YES
FREE FLOAT SHARES
Common	Preferred	Total

10. Quantity (units)	11. Percentage	12. Quantity (units)	13. Percentage	14. Quantity (units)	15. Percentage
87,517,130	52.73	0	0,00	87,517,130	52.73

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- Item	2- Company Name					3- Company Taxpayers’ Register	4- Nationality	5.State
6- Common shares (units)	7- %	8- Preferred Shares (units)	9- %	10- Total of Shares (units)	11- %	12- Comp social capital	13- Interest in Shareholders Agreement	14. Controller

001	PREVI-CAIXA DE PREV FUN DO BCO DO BRASIL					33.754.482-0001/24	BRAZILIAN	RJ
26,017,780	15.68	0	0.00	26,017,780	15.68	YES	YES

002	FUND. PETROBRÁS SEG. SOCIAL – PETROS					34.053.942-0001/50	BRAZILIAN	RJ
19,795,959	11.93	0	0.00	19,795,959	11.93	YES	YES

003	FUND. TELEBRÁS SEG. SOCIAL – SISTEL					00.493.916-0001/20	BRAZILIAN	DF
8,549,055	5,15	0	0.00	8,549,055	5,15	YES	YES

004	WEG PARTICIPAÇÕES E SERVIÇOS S.A.					83.489.963-0001/28	BRAZILIAN	SC
8,479,535	5.11	0	0.00	8,479,535	5.11	YES	YES

005	VALIA – FUND. VALE DO RIO DOCE					42.271.429-0001/63	BRAZILIAN	RJ
6,874,102	4.14	0	0.00	6,874,102	4.14	YES	YES

1- ITEM	2- Company Name			3- Company Taxpayers’ Register			4 Nationality.	5.State
6- COMMON SHARES (UNITS)	7-%	8- Preferred Shares (units)	9-%	10- Total of Shares (units)	11-%	12- Comp social capital	13- Interest in Shareholders Agreement	14. Controller

006	FUND ASSIST PREV SOCIAL DO BNDES					00.397.695-0002/78	BRAZILIAN	RJ
6,122,652	3.69	0	0.00	6,122,652	3.69	YES	YES

007	REAL GRANDEZA FUND DE PREVIDENCIA					34.269.803-0001/68	BRAZILIAN	RJ
4,738,407	2.86	0	0.00	4,738,407	2.86	YES	YES

008	FUNDO INV EM TIT E VAL MOB LIBRIUM					01.912.197-0001/06	BRAZILIAN	RJ
3,711,510	2.24	0	0.00	3,711,510	2.24	YES	YES

009	PREVI-BANERJ					34.054.320-0001/46	BRAZILIAN	RJ
1,997,595	1.20	0	0.00	1,997,595	1.20	YES	YES

997	TREASURY SHARES
430,485	0.26	0	0.00	430,485	0.26

998	OTHERS
79,240,072	47.74	0	0.00	79,240,072	47.74

999	TOTAL
165,957,152	100.00	0	0.00	165,957,152	100.00

04.01- SOCIAL CAPITAL COMPOSITION

1- Date of Last Change: 11/01/2006

2- Item	3- Types of Shares	4- Nominative or Registered	5- Par value (Reais)	6- Qty. Shares (units)	7- Subscribed (thousand Reais)	8- Paid-in (thousand Reais)
01	Common	Registered		165,957,152	1,600,000	1,600,000
02	Preferred			0	0	0
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Pref. other classes			0	0	0
99	TOTAL			165,957,152	1,600,000	1,600,000

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

1- Item	2- Date of Change	3- Capital Stock Value (Thousand Reais)	4- Amount Changed (Thousand Reais)	5- Source of Change	6- Qty. of issued shares (units)	7- Share price at the issuance (Reais)
01	06/27/1997	415,433	415,424	Company Merger	223,251,081	0.000000000
02	06/20/2000	415,433	0	Reverse Stock Split – 5000/1	0	0.000000000
03	04/23/2002	490,000	74,567	Capitalization of the capital reserves	0	0.000000000
04	04/29/2005	800,000	310,000	Capitalization of the capital reserves	0	0.000000000
05	10/26/2006	1,600,000	800,000	Public Offering	32,000,000	25.000000000

04.03- STOCK SPLITS IN THE LAST THREE YEARS

1- Item	2- dATE OF APPROVAL	3- Par value before approval	4- Par value after approval	5- Qty. of issued shares before approval	6- Qty. of issued shares after approval
01	03/08/2006	75.0000000000	25.0000000000	44,652,384	133,957,152

04.04- AUTHORIZED CAPITAL STOCK

1- Quantity	2- Value	3- Authorization Date
(units)	(Thousand Reais)
180,000,000	0	03/08/2006

04.05- COMPOSITION OF AUTHORIZED CAPITAL

1- Item	2- Type	3- Class	4- Quantity of Authorized Shares for Issuance (UNITS)
01	Common		180,000,000

05.01 – TREASURY SHARES

1- ITEM	2- TYPE OF SHARES	3- CLASS	4- DATE OF MEETING	5- PURCHASE TIME	6- QUANTITY TO BE PURCHASED	7- AMOUNT TO BE SPENT	8- QUANTITY ALREADY PURCHASED	9- AMOUNT ALREADY SPENT
					(units)	(Thousand Reais)	(units)	(Thousand Reais)
01	COMMON		02/24/1999	3 MONTHS	430,485	0	430,485	817

06.01 - PAID DIVIDENDS DURING THE LAST THREE YEARS

1- Item	2- Earnings	3- Approval of payment Event	4- Date of payment approval	5- Ending of fiscal year	6- Net profit or loss in the period	7- Earning per share	8- Type of shares	9- Class of shares	10- Amount of Earnings	11- Date of initial payment
					(thousand reais)				(thousand reais)
1	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Common		36,000	02/27/2004
2	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Preferred		36,000	02/27/2004
3	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Common		50,000	08/31/2004
4	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Preferred		50,000	08/31/2004
5	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Common		26,005	02/28/2005
6	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Preferred		26,005	02/28/2005
7	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Common		12,681	02/28/2005
8	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Preferred		12,681	02/28/2005
9	Interest over Company’s Capital	Board Meeting	06/20/2005	12/31/2005	360,964	1.0447351400	Common		46,500	08/31/2005
10	Interest over Company’s Capital	Board Meeting	06/20/2005	12/31/2005	360,964	1.0447351400	Preferred		46,500	08/31/2005
11	Interest over Company’s Capital	Board Meeting	12/19/2005	12/31/2005	360,964	1.0851765000	Common		48,300	02/24/2006
12	Interest over Company’s Capital	Board Meeting	12/19/2005	12/31/2005	360,964	1.0851765000	Preferred		48,300	02/24/2006
13	Dividends	Board Meeting	01/26/2006	12/31/2005	360,964	0.3030675800	Common		13,489	02/24/2006
14	Dividends	Board Meeting	01/26/2006	12/31/2005	360,964	0.3030675800	Preferred		13,489	02/24/2006
15	Interest over Company’s Capital	Board Meeting	12/21/2006	12/31/2006	117,253	0.1903016600	Common		31.500	02/27/2007
16	Dividends	Board Meeting	02/14/2007	12/31/2006	117,253	0,0222073000	Common		3.676	02/27/2007

06.03 - STATUTORY APPROPRIATION OF CAPITAL STOCK

1- Item	2- Type of share	3- Class of share	4- % Capital stock	5- Exchangeable	6- Exchange in	7- Right to Vote	8- Tag Along %	9- Previewed reimbursement of capital
10- Premium	11- Dividend Type	12- % Dividend	13- R$/Share	14- Cumulative	15-Having Priority	16- Calculating basis
01	Common	100.00	NO	YES	100.00
0.00	0.00000

Obs.: See 14.02 item - Bylaw changes

06.04 - STATUTORY CHANGE

1. Date of last change in By-laws	2. Mandatory dividend (% on profit)
04/12/2006	25.00

07.01- MANAGEMENT COMPENSATION AND PROFIT SHARING

1- MANAGEMENT PROFIT SHARING	2- MANAGEMENT COMPENSATION (THOUSAND REAIS)	3- PERIODICITY
YES	3,255	Annual

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year:	12/31/2006
2. Final Date of penultimate fiscal year:	12/31/2005
3. Final Date of prior penultimate fiscal year:	12/31/2004

4- ITEM	5- DESCRIPTIONS OF INTERESTS AND CONTRIBUTIONS	6- VALUE OF LAST FISCAL YEAR (THOUSAND REAIS)	7- VALUE OF PENULTIMATE FISCAL YEAR (THOUSAND REAIS)	8- VALUE OF PRIOR PENULTIMATE FISCAL YEAR (THOUSAND REAIS)
01	Debenture Hoders’	0	0	0
02	Employees’ Interests	9,934	22,777	19,060
03	Management Interests	1,576	4,857	6,422
04	Beneficiancy Parties’Interests	0	0	0
05	Assistance Fund Contributions	0	0	0
06	Pension Fund Contributions	0	0	0
07	Other Contributions	0	0	0
08	Net Income for the fiscal year	117,253	360,964	295,619
09	Net Loss for the fiscal year	0	0	0

07.03 - INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7- TYPE OF COMPANY		8- Beginning Date of the last fiscal year	9- Ending Date of last fiscal year	10- Number of shares in the last fiscal year
11- Beginning Date of the penultimate fiscal year	12- Ending Date of penultimate fiscal year	13- Number of shares in the penultimate fiscal year	14- Beginning Date of the prior penultimate fiscal year	15- Ending Date of prior penultimate fiscal year	16- Number of shares in the prior penultimate fiscal year

01	PERDIGÃO AGROINDUSTRIAL S.A	86.547.619/0001-36	Private Subsidiary	100.00	99.99
Industrial, Commercial and Others		01/01/2005	12/31/2005		0
01/01/2006	12/31/2006	46,150,563	01/01/2005	12/31/2005	46,150,563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	0.01
Industrial, Commercial and Others		01/01/2005	12/31/2005		0
01/01/2006	12/31/2006	10,000	01/01/2005	12/31/2005	10,000

09.01 – THE COMPANY IN BRIEF

Perdigão S.A. Comércio e Indústria was founded by the Ponzoni and Brandalise families, at first as limited liability company named “Ponzoni, Brandalise e Cia.”, having as objective the commercial activity as a whole.

On 11/23/45, it changed its name to “Ponzoni, Brandalise S.A. Com. e Ind.”. On 04/26/58, the company became “Perdigão S.A. Comércio e Indústria”.

As of 1940, with the business expanding, the Company started developing its industrial, farming and cattle raising and service activities. On 07/01/83, as a result of a legal and organizational restructuring process, it leased its subsidiaries and all its industrial and commercial facilities, from then on operating as a Holding, transferring such facilities to its subsidiaries.

On 02/13/86, subsequent to its capitalization program, and regarding demobilization, the Company disposed its ownership in the subsidiary “Perdigão Couros S.A.”

On 09/23/94, according to the Notice published in the newspapers, the shareholders ownership was sold to an investor group, representing 80.68% of the voting capital, 65.54% of the nonvoting capital and 70.66% of the whole capital.

On 09/29/95, Perdigão S.A. Comércio e Indústria merged the shares of the minority shareholders of Perdigão Agroindustrial S.A. and Perdigão Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigão S. A.  In consequence, Perdigão S.A. became the single publicly traded company of the Perdigão Companies with shares traded in Stock Exchange.

On 06/27/97, the shares owned by the shareholders of Perdigão S.A. Comércio e Indústria were merged into Perdigão S.A., which became the holding, in the proportion of one share to each owned share of same class.

On the same date, Perdigão S.A. Comércio e Indústria merged Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., changing its name to Perdigão Agroindustrial S.A., the present operating company.

On 10/20/2000 Perdigão was listed at New York Stock Exchanges – NYSE, with American Depositary Receipts – ADRs Level II.

On 06/20/2001 Perdigão obtained Level I of Corporate Governance in Bovespa – São Paulo Stock Exchange.

On 12/17/2002 Perdigão approved the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares.

At an Annual Ordinary and Extraordinary General Meeting, both held on March 8 2006, approved the conversion of all the Company’s preferred shares into common shares in the proportion of one to one, to become effective on April 12 2006. Furthermore, at the above mentioned Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the stock split on the basis of a ratio of 1 to 3 shares (200% - granting 2 new shares for each existing share); the amendment of the bylaws and the adhesion of the Company to the regulations of Bovespa’s New Market (Novo Mercado) and the migration of trading in the shares issued by the Company to Bovespa’s New Market.

Listing on the Novo Mercado

In April 2006, we entered into a listing agreement with the Sa˜o Paulo Stock Exchange, under which we agreed to comply with the stricter corporate governance and disclosure requirements of the Novo Mercado, including, among others, the following: (1) to maintain a share capital structure composed exclusively of common shares; (2) to adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (3) to offer “tag-

along” rights to shareholders (so as to require the purchaser of a controlling interest to agree to purchase the shares of shareholders for the same price); and (4) in the event of a delisting of our common shares, to conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal report.

Acquisition of Batávia

In the second quarter of 2006, we acquired a 51% controlling stake in Batávia, the third largest Brazilian dairy products producer with a market share of 12.7% based on sales volumes in 2005, according to A.C. Nielsen do Brasil S.A. The purchase price was approximately R$110 million. Batávia produces and sells more than 200 dairy-based and dairy processed products, ranging from pasteurized and UHT milk, flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. In 2005, Batávia generated net sales of R$481.4 million and net income of R$13.7 million. Batávia was a former business unit of Parmalat Alimentos S.A., a Brazilian affiliate of Parmalat S.p.A.

Tender Offer by Sadia S.A.

On July 17, 2006, Sadia S.A., or “Sadia”, a leading Brazilian producer of poultry, pork and other products that is our primary Brazilian competitor, commenced a tender offer to acquire 100% of the shares of our share capital at a price of R$27.88 per share. The tender offer was subject to a number of conditions, including acceptance of the offer by shareholders representing at least 50% plus one share of the share capital of our company. On July 19, 2006, we announced that we had received written statements from shareholders representing 55.38% of our share capital that rejected the offer. On July 20 2006, Sadia increased the price of its offer to R$29.00 per share. On the same day, we received written statements from shareholders representing 55.38% of our share capital that rejected the offer. On July 21, 2006, the CVM issued a statement that in light of the written statements regarding the Sadia offer received from our shareholders and the minimum acceptance condition, the offer was no longer effective. On the same day, Sadia formally withdrew the offer.

Corporate Profile

The first Brazilian food company to list on the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado) comprising those companies with high standards of corporate governance, Perdigão is today one of the largest companies in the Latin American food sector and one of the leaders in food production and the processing of poultry and pork meats in Brazil.

Founded in 1934 by Italian immigrants in Videira in the state of Santa Catarina, Perdigão has seen a major expansion in its business over the past 72 years. Over this period, it has evolved from its position as a Company dedicated simply to the production of poultry and pork meats, by launching, for example, new business platforms in the beef and margarine markets. Again in line with the policy of diversification of its activities, in 2006, Perdigão acquired a controlling stake in Batávia S.A., owner of the Batavo brand, the Company thus making its debut in the dairy-processed products activity.

Perdigão operates a comprehensive production structure made up of 20 industrial units in the states of Rio Grande do Sul, Paraná, Santa Catarina, São Paulo, Goiás, Distrito Federal and Mato Grosso (13 owned and three outsourced meat plants, one soybean crushing plant and three dairy-processed and dessert product units). The Company employs more than 39,000 and has a portfolio of more than 2,500 items (SKUs), sold under the brand names of Perdigão, Perdix, Batavo, Chester®, Apreciatta, Borella, Halal, Turma da Mônica, Sulina, Alnoor, Toque de Sabor, Light & Elegant, Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa all perceived by consumers as synonymous with quality and fl avor.

The Company’s activities are supported by a network of 24 Distribution Centers encompassing a logistics structure for the distribution of meats and dairy-processed products – 15 owned and nine outsourced in addition to nine outsourced distributors and 35 cross-docking transit points in Brazil. Perdigão also has a distribution center in Europe and a presence in more than 100 countries with international sales offices operating in seven of them. This global dimension, sustained by annual growth rates in sales volume of more than 10% in the past decade, enabled the Company to post 2006 gross sales of R$6.1 billion, a year on year growth of 4%.

Characterized by a dispersed and diffused control, Perdigão provides equal rights and protective mechanisms for its shareholders and a premium for public offerings, thus fulfilling its goal of also being the best company for its investors. The Company’s shares trade on the Bovespa, which incorporates New Market Corporate Governance practices, and the New York Stock Exchange with Level III ADRs. The shares are also a component of the Bovespa Stock Index (Ibovespa). Since 2005, Perdigão has been a component of Bovespa’s ISE (Corporate Sustainability Stock Index) for companies committed to corporate, environmental and social responsibility.

SUBSIDIARIES AND PARTICIPATION

09.02 – OPERATING SECTOR CHARACTERISTICS

During 2006, we underscored our commitment to creating shareholder value with the adoption of high standards of corporate governance and through strategies that have added further dynamism to the Company’s plan for sustainable growth by incorporating greater diversification to ensure that our business continues well balanced.

In spite of the achievements and stellar growth of the past few years, Perdigão needs to advance further, and in the light of this, we have launched a new challenge: the building of the Perdigão of the year 2020. We have outlined our new mission and our values. With the mission of “to be a part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world”, we launched the vision based on the following pillars: “We shall grow and expand our operations globally”; “We shall be the best choice wherever we are, making us a world class company” and “For us at Perdigão, today’s work will make tomorrow’s world better”.

On April 12, 2006, our shares were listed on the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado), becoming the first traditional company in the Brazilian capital markets and the first in the food and beverage sector to adopt these regulations, offering equal rights to our shareholders with diffuse control, a premium on public offerings and protective mechanisms.

The second quarter saw the Company’s start in the dairy-processed products activity with the acquisition of a 51% stake in Batávia S.A., an investment worth R$ 110 million. With this initiative, we strengthened our standing among world food companies, incorporating a new mix into the portfolio of quality foods sold by the Company, not to mention the associated additional synergies captured along the chilled and frozen products chain.

In line with defined growth strategies, in November we concluded a primary offering of the Company’s shares, raising a total of R$ 800 million, resources which are being used for investments in organic growth, strategic acquisitions and for reinforcing our working capital.

Gross sales for the year reached R$ 6.1 billion, driven by growth of more than 20% in the domestic market, but adversely affected by the negative impacts on exports of avian influenza outbreaks in Europe.

In the fourth quarter 2006, gross sales grew 22.4%, 34.3% from growth registered in the domestic market and 7.2% in the export market. This reflected the seasonal spike in demand for traditional year-end products, the incorporation of the dairy-processed product activity, the recovery in consumption and a greater demand from the major importing markets.

Our investment plans for the year continue on track as are our projects for adding value, reducing costs and seeking to generate results. These plans are proceeding apace in spite of the impact of the avian influenza outbreaks in the principal importing countries, associated with a well supplied world market, increased inventory in some importing countries as well as the appreciation in the Real against the US dollar, all factors which influenced the first half 2006 results.

Undoubtedly, we have concluded a stage of important structural transformation and market realizations focused on a new growth cycle and designed to ensure the Company’s economic-financial, social and environmental sustainability. These measures have been instrumental in achieving greater profitability and liquidity for our shareholders allowing us to report an appreciation in our shares above the year’s average for the sector.

(The variations mentioned in this report are comparisons between 2006 and 2005 and the fourth quarter 2006 and the fourth quarter 2005).

OPERATING AND FINANCIAL INDICATORS – 2006 and 4th Quarter 2006

•                  Gross sales were R$ 6.1 billion, a growth of 4.0% for the year and reaching R$ 1.9 billion in the 4th quarter 2006, an increase of 22.4%.

•                  In the domestic market, accumulated sales reported an increase of 20.1%, the highlight being meat products, which grew 12.4% in volume and the addition of dairy-processed product activities from June onwards. During the quarter, sales in the domestic market rose 34.3%, with meat volumes rising by 9.1%.

•                  Export volumes were largely unchanged from 2005, with a growth of 0.7% and total gross sales 13.3% lower, under pressure from industry-specific factors during the year. The final quarter posted an increase of 7.2% in revenues and 13.3% in volume.

•                  Higher value-added products reported total growth of 20.3% in volume and 14.6% in sales for the year and 31.7% and 26.4%, respectively, in volume and sales in the fourth quarter.

•                  Gross profit amounted to R$ 1.3 billion, a 7.9% decrease on 2005. The fourth quarter reported gross profit of R$ 492.5 million, a 24.3% increase.

•                  EBITDA reached R$ 331.2 million during the year, 47% less year-on-year and R$ 163.7 million in the fourth quarter, maintaining the same cash generation for the equivalent period 2005 in absolute terms and indicative of the gradual recovery following the  crisis which hit the industry as a whole.

•                  Net income was R$ 117.3 million, 67.5% less year-on-year, but recording an increase of 2.4% in the final quarter, totaling R$ 111.7 million of net income.

•                  Perdigão’s shares posted an average daily financial volume during the year of US$ 8.4 million, a 102.7% increase, recording a fourth quarter daily trading turnover of US$ 11 million, 61.4% higher.

SECTORIAL PERFORMANCE

The continued reduction in interest rates, low inflation and growth in incomes all contributed to good domestic market performance, borne out by good sales at the retail level and industrial production in the second half 2006.

The market for poultry meats in regions affected by the avian influenza outbreaks saw a move towards normalization in consumption substantiated by a good 4th quarter export performance.

There was also progress in exports of pork meats, indicating an overall recovery in demand for animal proteins following concerns raised by the sanitary crisis early on in the year.

Exports

Following the robust 4th quarter 2006’s performance with a monthly average of 259,000 tons, chicken meat exports ended the year recording a total volume of 2.71 million tons, and an accumulated average of 226,000 tons/month. With shipments recovering, the performance for the year, which up to the third quarter had accumulated losses of 9.3%, closed only 4.7% below levels for 2005.

Exports of pork meat posted a strong recovery in the fourth quarter, the first period to report a year-on-year improvement in performance, ending the year with 528,000 tons, only 15.5% down on 2005, compared with the end of September when accumulated losses were 21.7%.

It is important to note in this context that with average prices in 2006 5% up on 2005,  revenues from Brazilian pork meat exports ended the year posting a drop of only 11% in the period.

Domestic consumption

Real incomes in 2006 were 4.3% higher year-on-year, substantiating increased food consumption in the domestic market. With increased levels of employment, mass of real wages rose 6.7% over 2005. A stronger Real and restrained inflation served to enhance this scenario of more vigorous demand.

The market for processed products registered excellent growth, in spite of the volume of in-natura poultry products diverted to the domestic market. According to the AC Nielsen survey, growth in the principal product categories was: 14.2% for specialty meats, 7.8%, frozen meats, 19.6%, frozen pastas, 10.6%, frozen pizzas and a 12.2% increase in the consumption of chilled dairy-processed products.

Raw Materials
International Scenario

As indicated in the last report, corn prices reported a rising tendency. In line with forecasts, there was a sharp spike in fourth quarter prices following USDA’s reduction in estimates for the US crop and due to the intense demand for ethanol production in the USA.

While forecasts for world inventory indicated an increase for the next crop season, international soybean prices have also risen on the back of burgeoning corn and wheat quotations, indicating a possible substitution of the area under the oleaginous crop for these grains.

Forecasts for the US 2006/07 soybean crop have been revised down by 500,000 tons to 86.8 million tons, 4.1% more than the preceding crop, although offset by the reduction in exports, and thus maintaining US inventory at high levels.

Domestic Scenario

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen impacted by the international market and export parity.

For the first time in the year, 4th quarter corn prices were above those practiced in the same period in 2005. Nevertheless, in spite of this increase, average prices for the year were 12% down.

In Brazil, the 4th survey of grain planting intentions published in January maintained the 2005/06-corn crop at 41.7 million tons (19% higher than the preceding crop) while increasing the forecasted output for the next crop at 44.7 million tons, confirming a favorable domestic supply situation. Conab (National Supply Council) is estimating year-end 2007 inventory at 5.2 million tons.

Forecasts for the current soybean crop were held at 53.4 million tons, 3.7% more than last year. Conab’s estimates are that next year’s Brazilian soybean crop will be 54.9 million tons, increasing the final inventory for 2007 to 1.8 million tons, higher than estimated for this year.

We are also predicting an increase in the prices of milk – the principal raw material for dairy-processed products, possibly offset by enhancing the mix of processed products.

OPERATING PERFORMANCE

Production

Poultry slaughtering grew 5.1% during the year and 6.5% in the quarter, despite the adjustment in production during the first half due to the crisis in the sector. Hog slaughtering posted a drop of 1.4% in the year since exports to Russia only resumed in May although there was a growth of 5.2% in slaughtering activity in the final quarter. At the end of 2005, Perdigão began its beef cattle slaughtering activities. A total of 144,900 head of cattle were slaughtered during the year, 38,100 in the fourth quarter – a 296.8% increase compared with the last quarter of 2005.

Output of meat products reported a growth of 5.7% in the year and 6.5% in the last quarter, driven especially by the performance of the poultry and beef cattle activities. During the year, the production of poultry meat products increased 6.5%  and beef/pork meat 4.7%, growth being 6.5% in the quarter. With the recovery in poultry meat consumption in the leading importing markets, we increased our production of one-day chicks by 8.8% in the fourth quarter and 6.0% in the year.

Production	4Q06	4Q05	% Ch.	2006	2005	% Ch.
Poultry Slaughter (million heads)	143.6	134.8	6.5	547.4	520.6	5.1
Hog/ Cattle Slaughter (thousand heads)	956.3	882.3	8.4	3,655.9	3,570.5	2.4
Poultry Meats (thousand tons)	204.8	192.3	6.5	773.4	726.5	6.5
Pork/Beef Meats (thousand tons)	147.0	138.0	6.5	557.2	532.1	4.7
Total Meats (thousand tons)	351.7	330.3	6.5	1,330.6	1,258.6	5.7
Other Processed Products (thousand tons)	7.6	5.8	31.6	27.7	22.4	23.3
Feed and Premix (thousand tons)	865.5	802.8	7.8	3,280.2	3,094.1	6.0
One-day Chicks (million units)	156.2	143.6	8.8	579.8	546.7	6.0

In volume terms, production and sales of dairy processed products are equivalent, and for this reason we show these volumes under domestic market performance

Domestic Market

In 2006, domestic sales increased 20.1% and were responsible for the larger part of the total operational result. Gross sales were R$ 3.6 billion against R$ 3.0 billion in 2005, 12.3% of which were generated from dairy-processed product sales and consolidated into overall company sales since June.

In the final quarter, sales to the domestic market amounted to R$ 1.2 billion, a 34.3% improvement and reflecting the strong showing of elaborated and processed meats, dairy-processed products and others.

The diversification into the dairy-processed product activity following the acquisition of the Batavo brand and a 51% stake in Empresa Batávia S.A. has successfully added value to the Company’s domestic market business. Additional sales of R$ 446.8 million were posted in the year, R$ 198 million alone in the final quarter of the year.  Accumulated volumes were 162,100 tons, 73,500 tons of milk and 88,700 tons of dairy-processed products, fruit juices and others. In the fourth quarter, volumes amounted to 31,500 tons and dairy-processed products, 40,000 tons.

The meats activity reported sales growth of 8.0% during the year, accounting for 12.4% of increased sales volumes. Elaborated and processed meat products grew 7.5% in volume and 5.8% in sales, highlights being frozen products and specialty meats and responsible for the good domestic market operating performance. In the final quarter, specific seasonal year-end products contributed 10.1% to growth in meat sales, with volumes 9.1% higher. Sales of elaborated and processed products grew 10%, equivalent to a 9.6% increase in volume.

For the year, Perdigão recorded in-natura products 53.1% up in volume terms with sales also rising by 30.8%. This reflected the redirection of exports to the domestic market and also the result of sales of special beef cuts under the Nabrasa brand to the domestic market. In the light of the gradual recovery in in-natura exports, Perdigão was able to report a growth in these commodities of 4.5% in volume and 11.4% in sales for the fourth quarter.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	175.1	160.5	9.1	855.1	776.5	10.1
In-Natura	16.6	15.9	4.5	67.9	61.0	11.4
- Poultry	13.2	13.1	1.2	53.6	51.5	4.1
- Pork/Beef	3.4	2.8	19.7	14.3	9.5	51.3
Elaborated/Processed (meats)	158.5	144.6	9.6	787.2	715.6	10.0
DAIRY PRODUCTS	71.6	—	—	195.8	—	—
- Milk	31.5	—	—	51.8	—	—
- Dairy Products/ Juice/ Others	40.0	—	—	143.9	—	—
Other Processed	8.9	6.3	41.4	64.6	47.6	35.6
Soybean Products/ Others	17.1	14.6	17.3	57.9	49.5	17.1
TOTAL	272.7	181.3	50.4	1,173.4	873.6	34.3

PROCESSED	207.5	150.9	37.5	995.7	763.2	30.5
% total sales	76.1	83.2		84.9	87.4

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	620.2	551.8	12.4	2,762.4	2,557.7	8.0
In-Natura	90.7	59.2	53.1	294.4	225.1	30.8
- Poultry	72.8	49.3	47.8	225.7	186.3	21.2
- Pork/Beef	17.9	10.0	79.5	68.7	38.8	76.9
Elaborated/Processed (meats)	529.5	492.5	7.5	2,468.0	2,332.6	5.8
DAIRY PRODUCTS	162.1	—	—	441.7	—	—
- Milk	73.5	—	—	122.0	—	—
- Dairy Products/ Juice/ Others	88.7	—	—	319.7	—	—
Others Processed	33.8	25.2	34.4	244.3	192.7	26.7
Soybean Products/ Others	65.6	119.9	(45.3)	196.2	285.4	(31.3)
TOTAL	881.8	696.8	26.5	3,644.5	3,035.8	20.1

PROCESSED	652.0	517.7	25.9	3,032.0	2,525.3	20.1
% total sales	73.9	74.3		83.2	83.2

Despite the improvement in product mix, due to oversupply of commodities in the domestic market, average meat prices fell 4.5% during 2006, although remaining stable in the fourth quarter of 2006. Average costs also dropped by 5%, with a 2.7% fall in the final quarter alone, in spite of the increase in the prices of principal inputs.

Other processed products which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 34.4% in volume and 26.7% in sales during the year and 41.4% and 35.6% in the quarter, respectively, the highlight being the performance of the margarine line.

In 2006, 30 new Perdigão-branded products were launched, mainly the lasagna lines, pizzas (including the pepperoni and mozzarella and ham and cheese quickpizzas), cheese bread, sausages, hamburgers, chester®, pâté, as well as products such as rock dog®, hot wings. Eleven products were launched under the Batavo brand for the specialty, pizza and vegetable lines, in addition to more than 45 new dairy processed and fruit juice products for the following major lines: Naturis Soja – chocolate flavored drinks: aromatics – choco milk; fruit juices; functional – bio fibers with various flavors; light – yogurts; besides the grocery line – cream custard and sauces.

The institutional campaign for disseminating the Perdigão brand, and launched nationwide under the “Perdigão.

Everybody loves it” theme, represented investments of R$ 30 million, the focus being on the Company’s trajectory of growth and development over the past few years based on the following pillars: continuous growth, quality of the products, portfolio diversity, and new product launches as well as exports.

The following graph shows the Company’s market share of chilled and frozen processed products, including: specialty and frozen meats, pastas, pizzas and dairy-processed products.

Market Share %

Source: AC Nielsen

*Dairy-Processed Products – 51% stake acquired in Batávia (Dairy-Processed Products) in June 2006.

DISTRIBUTION CHANNEL (in revenues)

Exports

During the second half, we experienced a gradual recovery in exports as consumption improved, especially in

Europe and the Middle East. This, combined with the downsizing of international inventories and an improved supply situation, contributed to better export performance, significantly impacted by the avian influenza outbreaks in the first half.

Exports totaled R$ 2.5 billion in the year, 13.3% less than in 2005 but 7.2% up on the 4th   quarter 2005 with sales revenue  of R$ 734.6 million. In addition to the crisis in the international poultry market, other factors also contributed to adversely impacting exports. These included the appreciation of the Real in the foreign exchange market, the Russian ban on Brazilian pork meat imports, lifted only in May, the reduction of Latin American imports of specialty products and the delay in reestablishing import business with countries such as Japan.

Perdigão exported 695,500 tons of meat during the year, in volume terms flat in relation to 2005 (0.7% higher). In-natura product volumes of poultry meats grew 0.9%, beef contributing 17,500 tons, while pork meat exports recorded a 9.9% decline. Export revenues for the year were down by 14.5% for in-natura products. Elaborated and processed products posted a fall of 4.2% in volume and 8.2% in export revenues due to falling sales of specialty products.

With exports recovering, the final quarter posted meat sales of 195,800 tons, 13.3% higher, in-natura products growing 15% in volume and 7.2% in revenues on the back of beef and poultry cuts while elaborated/processed products were up 6% and 7.6%, respectively.

	Tons (thousand)			Sales (R$ million)
Exports	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	195.8	172.8	13.3	732.9	683.0	7.3
In-Natura	160.5	139.5	15.0	560.2	522.5	7.2
- Poultry	125.4	109.7	14.4	398.3	392.1	1.6
- Pork/Beef	35.1	29.9	17.5	161.9	130.4	24.1
Elaborated/Processed (meats)	35.3	33.3	6.0	172.7	160.5	7.6
Other Processed	0.3	0.4	(14.5)	1.7	2.0	(14.8)
TOTAL	196.1	173.2	13.2	734.6	685.0	7.2

PROCESSED	35.6	33.7	5.7	174.4	162.5	7.3
% total sales	18.2	19.4		23.7	23.7

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	695.5	691.0	0.7	2,457.1	2,830.4	(13.2)
In-Natura	583.2	573.7	1.6	1,907.3	2,231.7	(14.5)
- Poultry	457.4	453.5	0.9	1,338.3	1,653.0	(19.0)
- Pork/Beef	125.8	120.2	4.6	569.1	578.7	(1.7)
Elaborated/Processed (meats)	112.4	117.3	(4.2)	549.7	598.7	(8.2)
Other Processed	0.8	1.0	(12.8)	4.3	5.4	(19.9)
TOTAL	696.4	692.2	0.6	2,461.4	2,837.5	(13.3)

PROCESSED	113.2	118.3	(4.3)	554.1	604.1	(8.3)
% total sales	16.3	17.1		22.5	21.3

Average prices recovered during the quarter in relation to the third quarter, growing 7.7% in US dollars-FOB (Free on Board). Although average prices practiced in the second half reported a significant improvement, they still remained 13.7% down in Reais for the year and 5.3% less for the final quarter compared with the same period in 2005, considering the impact of the Real’s appreciation against the US dollar of 10.1%  and  5.2%, respectively for the year and the quarter. The fall in average costs of 7.3% for the year and 4.9% in the last quarter that partially offset the impact on margins from the pressure on sales to this market.

Perdigão reported the following performance in its main overseas markets:

•                  Europe – With volumes 4.9% higher but sales 12.2% down, this region, together with the Middle East, proved to be one of the markets where consumption was very affected by the avian influenza outbreaks. However, there was a gradual recovery in prices and demand as from the second half. The reduction of taxes on salty products in the European market since the third quarter contributed to an improvement in results. In the fourth quarter, sales revenue rose 10.9%  and volumes, 19.8%.

•                  Middle East – This market reported a good recovery in prices from August, also due to the opening of the Egyptian market to Brazilian exports. There was an increase of 4.4% in volume against a 2% fall in revenues for the year while volume and sales were higher at 14.1% and 22.4%, respectively in the fourth quarter – particularly benefited by the spike in traditional purchases in the period preparatory to the Hajj (the pilgrimage by Moslems from throughout the world to the sacred city of Mecca).

•                  Far East – Volumes were 2.6% higher for the year and 10.1% up in the final quarter, while sales revenue was down 15.7% and 9.8% for the two periods respectively, due to excess inventories of poultry meat and low prices in the Japanese market. Sales revenue also came under pressure as a result of average pork meat prices, which were squeezed by the partial Russian trade ban;

•                  Eurasia – Registered a decline of 20.8% in volume and 29.2% in export revenues due to the Russian trade ban on imports of pork meat from Brazil, with the exception of exports from the state of Rio Grande do Sul. In the final quarter, there was a decline of 8.5% and 9.1% in volume and revenues, respectively although average prices reported a good improvement compared with the fourth quarter 2005, due to the addition of processed products to the sales mix.

•                  Africa, the Americas and Other Countries – These markets registered growth of 22.0% in volume and 15.9% in export revenues for the year and 45.1% in volume and 66.8% in revenues for the final quarter, principally the result of market and product diversification, including exports of processed products to Argentina and Chile.

EXPORTS BY REGION

(% net sales)

The European Union has introduced import quotas on the following Brazilian products: salted chicken breast, elaborated turkey breast and processed chicken. These quotas will come into effect from April 2007. Brazil will have the main participation in these quotas. The quotas establish lower import tariffs, the import of the same products and others still being permitted at traditional import tariffs for in natura products.

09.03 – BUSINESS SEASONALITY

In the domestic market, although our net sales are not subject to large seasonal fluctuations, our fourth quarter is generally our strongest quarter due to increased demand for our products during the Christmas season, particularly turkeys, Chester roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees.

Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and during the summer months.

10.01- SERVICES AND PRODUCTS RENDERED

1- item	2- Main products and/or services	3-% Net Income
01	Processed meats - domestic market	36.20
02	Poultry – exports	25.40
03	Pork/ Beef – exports	10.90
04	Processed meats - exports	10.10
05	Dairy Products – domestic market	6.10
06	Poultry – domestic market	3.70
07	Other Processed – domestic market	2.80
09	Pork/ Beef – domestic market	1.10
10	Others – domestic market	3.70

10.02- RAW MATERIALS AND SUPPLIERS

1- Item	2- Raw material	3- Imports	4- Imports Value (Thousand reais)	5- Available in Domestic Market	6- Available in Foreign Market
7- Supplier’s name		8- Type of supplier		9-% of supply over total company purchases

01	Corn/Soybean	NO	0	YES	YES
COAMO AGROINDUSTRIAL COOPERATIVA		Not associated			11.13

02	Corn/Soybean	NO	0	YES	YES
BUNGE ALIMENTOS S.A.		Not associated			9.99

03	Corn/Soybean	NO	0	YES	YES
LOUIS DREYFUS COMMODITIES BRASIL		Not associated			5.15

04	Corn/Soybean	NO	0	YES	YES
CARGILL AGRÍCOLA S.A.		Not associated			3.30

05	Corn/Soybean	NO	0	YES	YES
COOP . AGRARIA MISTA ENTRE RIOS LTDA		Not associated			2.87

06	Corn/Soybean	NO	0	YES	YES
COOP. AGROPECUÁRIA BATAVO LTDA.		Not associated			1.80

07	Corn/Soybean	NO	0	YES	YES
I. RIED & CIA LTDA		Not associated			1.59

08	Corn/Soybean	NO	0	YES	YES
IMCOPA – IMP EXP. E IND. DE ÓLEOS LTDA		Not associated			1.58

09	Corn/Soybean	NO	0	YES	YES

INTEGRADA COOPERATIVA AGROINDUSTRIAL	Not associated	1.43

10.02- RAW MATERIALS AND SUPPLIERS

1- Item	2- Raw material	3- Imports	4- Imports Value (Thousand reais)	5- Available in Domestic Market	6- Available in Foreign Market
7- Supplier’s name		8- Type of supplier		9-% of supply over total company purchases

10	Corn/Soybean	NO	0	YES	YES
MARASCA COMÉRCIO CEREAIS LTDA.		Not associated			1.32

11	Others	NO	0	YES	YES
OTHERS		Not associated			59.84

10.03- MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS

1- ITEM	2- ITEM	3- NAME OF PRODUCT / NAME OF CLIENT	4-% OF CUSTOMER IN NET SALES
000		POULTRY, PORK, PROCESSED AND FROZEN AND CHILLED MEATS – Domestic Market
000	001	CIA BRASILEIRA DE DISTRIBUIÇÃO	0.00
000	002	CARREFOUR COM E IND LTDA	0.00
000	003	WAL MART BRASIL LTDA.	0.00
000	004	WMS SUPERMERCADOS DO BRASIL LTDA.	0.00
000	005	CASAS GUANABARA COMESTÍVEIS LTDA.	0.00
000	006	ATACADÃO S.A. DISTRIBUIDOR - COM E IND	0.00
000	007	MAKRO ATACADISTA S.A.	0.00
000	008	PREZUNIC COMERCIAL LTDA	0.00
000	009	SUPERMERCADOS MUNDIAL LTDA.	0.00
000	010	ABIB SUAREZ ALIMENTOS E LOG. LTDA.	0.00
100		POULTRY, PORK, ELABORATED AND PROCESSED – Exports
100	101	ABDULLAH ALI ALMUNAJEM SONS CO.	0.00
100	102	CHERKASSY FOOD COMPANY	0.00
100	103	PRODIMPORT	0.00
100	104	AL SHAHINI COLD STORE	0.00
100	105	WILLIAM FOOD COMPANY LIMITED	0.00

11.01 – Productive Process

POULTRY SECTOR

The productive process of this sector has the following basic flowchart:

One day old chicks, from the company’s hatcheries, are put in birdhouses of the producers (outgrowers). The Company  provides them with all necessary inputs for the raising of the poultry lots, ranging from feed, medicines and technical aid to transport. Once the lot is ready for slaughter, within 40 days on average, it is taken to the cold storage through a specific transportation system.

The poultry is, then, conducted from the table of the cold storage to the slaughter system, which is composed by: hanging, dazing, bleeding, scalding, plucking of the feathers, removal of the bowels, inspection by the agents of the Ministry of Agriculture, the carcasses being cooled and the giblets packed.

After cooling, the carcasses are classified and sent uncut to the packaging as carcasses to be cut or industrialized.

The poultry sent uncut to the packaging is classified by weight, labeled, according to its destination, frozen and made available for shipping.

The carcasses are anatomically cut into pieces and their bones taken out. Then they are classified by weight and packed according to their destination, frozen and made available for shipping.

Furthermore, the company has specialty meats frozen products (breaded, stuffed, ready-to-eat dishes, etc.)

PORK SECTOR

The animals are received in suitable facilities, being weighed and tattooed for identification of the producer. They are kept in the pigsty for 9 hours at most, being fed by hydric diet. Afterwards, the animals are conducted to the slaughter system according to the following flowchart: dazing, bleeding, scalding, removal of the bowels and inspection by the agents of the Ministry of Agriculture. Subsequent to the slaughter, the carcasses already cleaned and prepared for processing are cooled until they can be cut into pieces. Following the cut, the pieces are classified as raw material or final product, being directed to the processing sector as raw material or packaged in natura for trade.

The raw material (meat) for industrialization is classified according to its next utilization.

During the industrialization process, previous classified meat is ground, seasoned, stuffed, cooked and/or smoke-cured, packaged and made available for shipping.

There are strict technical criteria for each raw material. Those criteria must be followed to guarantee the technical specifications of each final product.

BEEF SECTOR

The animals are received in the meat plant and identified individually according to producer, breed, gender and age. They are 100% traceable according to SISBOV (Brazil) standards as well as the requirements of the consumer markets (EU, Chile, General List).

The animals remain in the cattle pens for 12 hours and the slaughtering is carried out after a rigorous inspection by the federal authorities. All the animals received on a given day are slaughtered on the following day. We hold no live cattle stocks and slaughtering  is performed according to animal welfare norms to ensure the maintenance of the quality of the carcass and the cuts which are exported, both in chilled and frozen form.

For the market, in conjunction with the producer, we adopt a schedule of purchases and loading/delivery to ensure that weight loss is minimized and also that  the animals suffer no stress during transportation, unloading and stabling.

This segment is not integrated, the cattle farmers being responsible for the production and sale of the animals. However,

we operate jointly with the cattle owners on the farm, monitoring the production and traceability system.

Hence, all the products resulting from slaughtering are reliable and in line with the commitment to quality, origin, certification and the processes.

ANIMAL FEED SECTOR

To produce balanced animal feed it is necessary to mix predetermined macroelements, microelements, vitamins and minerals. The microelements are: limestone, oyster flour, phosphate and others. The macroelements are: previously prepared and ground corn, ground soybean meal, wheat grains and animal flour.

Such raw materials are analyzed to assure that they have first-rate standards so that the mixtures they integrate assure the best performance and results of the carcasses, considering animals of different ages and needs.

Others Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce, as described in “—Products—Processed Food Products” above.

We produce lasagnas, pizzas and other frozen prepared entrees, as well as cheese bread, at our plant in Lages in the State of Santa Catarina, and we produce pies and pastries at our plant in Rio Verde in the State of Goiás. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties.

We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile.

We also produce soy-based products, such as soy meal and refined soy flour, at our plant in Videira, located in State of Santa Catarina.

DAIRY PRODUCTS

Our recently acquired dairy products subsidiary, Batávia, produces dairy-based and dairy processed products at two facilities in Carambeí in the State of Paraná and Concórdia in the State of Santa Cataraina. Batávia receives the milk it needs for its products from approximately 4,020 milk producers in 50 municipalities in those states. Such milk is primarily purchased from local milk producers and supplemented with purchases in the spot market depending on market price conditions and level of demand. In the event of shortages of fresh milk, Batávia is able to use powdered milk for a portion of its supply needs.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must purchase some of these products in U.S. dollars.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS

Due to its features, the equipment is subject to preventive maintenance. Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter and process.

The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, besides the new investments, it will be difficult to ascertain the percentage already depreciated. All the industrial complex and inventories are insured at Itaú S.A..

The technology is both national and imported and already mostly defined. The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules. The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns.

The Company’s investment program in equipment of state of the art technology allows increased productivity and production.

PRODUCTION CAPACITY

	1995	2005	% Ch. 2005/95	2006	2007*	% Ch. 2007/06
Poultry slaughter (thousand heads/week)	2,715	9,550	252	10,500	12,200	16
Hog slaughter (thousand heads/week)	22	68	209	70	77	10
Meats and other processed products (thousand tons/year)	321	1,135	254	1,350	1,520	13
Dairy products (thousand tons/year)				269	300	12
Total frozen and chilled products (thousand tons/year)				1,619	1,820	12

(*) Estimated

11.02 – Trade Process, Distribution, Markets and Exports

TRADE

Its subsidiaries trade their products in the domestic market to 90,000 customers through 24 owned distribution centers and 9 outsourced distributors. Direct sales overseas and through distributors reach 850 foreign customers in more than 100 countries.

DISTRIBUTION

DOMESTIC MARKET	% Sales
Supermarket	63.5%
Small stores	10.2%
Institutional	7.9%
Wholesale	18.4%

FOREIGN MARKET	% Sales
Europe	28.6%
Far East	25.3%
Eurasia	17.6%
Middle East	20.9%
Others	7.6%

EXPORTS

YEAR	EXPORTS (R$ thousands)	% OF NET SALES
2003	1,837,865	48.0%
2004	2,727,234	55.8%
2005	2,837,471	55.1%
2006	2,461,413	47.2%

Sales and Distribution

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 53.6% and 46.4% of our net sales in 2006 and 44.9% and 55.1% in 2005.

Domestic Market

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to 90,000 supermarkets, retail stores, wholesalers, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods.

We have recently been successful in reducing our dependence on any one customer. In 2006, our five largest customers accounted for 14.6% of our domestic net sales, compared to 17.1% in 2005. None of our customers accounted for more than 3% of our total net sales in 2006. In this regard, one of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses. Our domestic distribution network uses 24 distribution centers in 12 Brazilian states and the Federal District. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 35 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 15 of our distribution centers and lease the remaining 9 centers. We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

In some areas of the country, we act through seven exclusive distributors, which are third parties operating in Apucarana and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campo dos Goytacazes, Nova Friburgo and Três Rios in the State of Rio de Janeiro; Rio Branco in the State of Acre; and Porto Velho and Vilhena in the State of Rondônia.

Export Markets

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions.

Shipment of Products

We export our products primarily through the port of Itajaí in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses near the ports that we lease under long-term leases. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions.

From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but also have tended to last longer than strikes by government agents. In 2005, for example, sanitary inspectors struck for approximately one month. Although this strike did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

Distribution in Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, France, Japan, The Netherlands, Russia (opened in June 2006), Singapore and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 25 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, who resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in over 200 supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. Our sales to many of these countries are subject to significant fluctuations in demand.

11.03-Position in Competitive Process

The Company stands the 1st place in frozen pizza and in the pork exports, as well as 2nd place in:

Poultry Slaughter

Specialty Meats

Pork Slaughter

Poultry Exports

Frozen Meat

Ready-to-eat Dishes – Pasta

Dairy Products

Market Share of Specialty Meat – 2006

Sadia	25.8%
Perdigão	24.7%
Aurora	8.0%
Seara	3.9%
Others	37.6%

Source: AC Nielsen

Market Share of Frozen Meat – 2006

.Sadia	37.6%
.Perdigão	35.2%
.Seara	4.9%
.Da Granja	3.3%
.Others	19.0%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pasta – 2006

.Sadia	54.0%
.Perdigão	38.3%
.Others	7.7%

Source: AC Nielsen

Market Share - Pizzas – 2006

Perdigão	36.5%
Sadia	29.4%
Others	34.1%

Source: AC Nielsen

Market Share – Dairy Products – Last two months - 2006

Batávia	14.5%
Danone	16.0%
Nestlé	14.1%
Paulista	8.3%
Leco/ Vigor	6.6%
Itambé	5.4%
Others	34.8%

Source: AC Nielsen

COMPETITIVE STRENGTHS

We believe our major competitive strengths are as follows:

Leading Brazilian Food Company with Strong Brands and Global Market Presence. We operate a large and expanding food company that has a size and scale designed to compete in Brazil and globally. In 2006, we slaughtered 547.4 million chickens and other poultry and 3.7 million hogs. We sold nearly 1.5 million tons of poultry, pork, beef and processed food products. Our owned and licensed brands are highly recognized in Brazil, and the brands that we use in export markets are well-established in those markets.

Extensive Distribution Network in Brazil and in Export Markets. We are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products to virtually any area of Brazil. In addition, we export products to over 100 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business in terms of increased sales volumes and broader product lines.

Low-Cost Producer in Increasingly Global Market. We believe that our company has a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries. We have recently implemented a number of programs designed to maintain and improve our costeffectiveness, including our ATP—Perdigão Total Service program to optimize our supply chain by integrating demand, production, inventory management and client service functions; our CSP—Perdigão Shared Services Center, which centralizes our corporate and administrative functions; and our MVP—More Value Perdigão program to our managers regarding the efficient use of fixed and working capital.

Emphasis on Quality and Food Safety and Security. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers.

Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked for us for over 10 years. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the recent listing of our common shares on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

STRATEGY

Our overall strategy is to use our competitive strengths to pursue opportunities for long-term growth and to enhance our financial performance through the following strategy:

Grow Our Core Businesses. We seek to further develop our core businesses of producing and selling poultry, pork and processed food products by, among other things, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the central-west State of Goiás and constructing a new agroindustrial complex for the processing of turkey, also in Goiás. We are also enlarging our recently acquired Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports. We previously announced a goal of increasing volumes of our poultry, pork and processed foods by 50% between 2005 and 2009, with projected average investments of approximately R$350 million each year during this period to support this goal, including amounts already approved for our Nova Mutum poultry plant and two Goiás projects. Our objective is to pursue balanced growth of our domestic and export businesses so that each represents approximately 50% of our annual net sales.

Diversify Our Product Lines, Especially Value-Added Processed Foods. We are diversifying our product lines, focusing on processed foods that tend to be less price-sensitive than our unprocessed poultry and pork cuts and that can be targeted to specific markets. For example, we recently introduced a line of margarine products in the domestic market, and in the second quarter of 2006, we acquired a 51% stake in Batávia S.A.—Indústria de Alimentos, or “Batávia”, which produces dairy products that we plan to distribute with our existing frozen and chilled products through our domestic distribution network. We also introduced beef cuts in December 2005 and plan to increase our beef sales, particularly to export customers who already purchase poultry or pork from us. We may pursue selective acquisitions to support these strategy goals.

Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality and increased product offerings. We believe there are considerable opportunities for further penetration of export markets, particularly as we broaden our product lines to include beef products and additional processed foods. We are also positioning our company to be able to enter new export markets when existing trade barriers are relaxed or eliminated.

Enhance Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe to broaden our coverage and to support more targeted marketing efforts in this key region. We are also considering the processing of some products abroad, including through acquisitions, to allow us to deliver those products directly to customers in those markets.

Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are considering our expansion efforts primarily in the central-west region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allow us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

COMPETITION

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitor is Sadia, another large, vertically integrated producer with a nationwide distribution network and significant export sales. Our other major domestic competitors are Aurora and Seara.

The specialty meats market accounted for estimated revenues of approximately R$11.5 billion in Brazil in 2006, compared to R$10.5 billion in 2005, an increase of 9.5%. Since 1995, this market has had annual average growth of 11.1% in terms of sales volumes. The four largest players accounted for 62.4% of the market, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the market shares (in percentages) of our company and our major competitors, by sales volumes, in specialty meats for the periods indicated.

In Volume

Source: AC Nielsen

YTD: Jan-Dec

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 35.2% market share by sales volume in 2006, while Sadia and Seara held market shares of 37.6% and 4.9%, respectively, according to A.C. Nielsen do Brasil S.A. DaGranja Agroindustrial Ltda. is the fourth largest player in the market with a market share of 3.3% during that period. Since 1995, the market has had an average annual growth of 18.1% in terms of sales volumes. The frozen processed meat market accounted for estimated revenues of approximately R$2.0 billion in Brazil in 2006, compared to R$1.9 billion in 2005, an increase of 5.3%.

The following graph shows the market shares of our company and our major competitors, by sales volumes, in frozen processed meats for the periods indicated.

In Volumes

Source: AC Nielsen

YTD: Dec-Nov

In the frozen pasta market (which includes lasagnas and other products), we had a 38.3% market share by sales volume in 2006, while Sadia had a market share of 54.0%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$322 million in 2006, compared to R$274 million in 2005, an increase of 17.5%. The market in the frozen pasta market grew at an annual average rate of 25.9% from 1998, when we entered the market, to 2005, in terms of sales volumes.

In the frozen pizza market, we had a 36.5% market share by sales volume in 2006, while Sadia had a market share of 29.4% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$325 million in 2006, compared to R$299 million in 2005, an increase of 8.7%. The market in the frozen pizza market grew at an annual average rate of 14.9% from 2000 to 2006 in terms of sales volumes.

In Volumes

Source: AC Nielsen

YTD: Dec-Nov

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant reason that we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers.

EXPORT MARKET

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Sadia and Seara compete with us internationally and have many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

In our export markets, we compete primarily based on quality, costs, selling prices and service to our customers.

12.01- Main Patents, Trade Marks and Franchise

MARK	PROCESS	STATUS	VALIDITY DATE

ALABAMA	814003796	RECORD	08/29/2009
ALFREDÍSSIMO	822234300	RECORD	05/23/2016
ALFREDÍSSIMO	822234319	RECORD	05/23/2016
ALL GRATIN	819619752	RECORD	12/07/2009
ALLY (SAUDI ARABIA)	624/69	RECORD	17/04/2011
ALLY (CHILE)	600.690	RECORD	07/31/2011
ALLY (UNITED ARAB EMIRATES)	34303	RECORD	10/28/2012
ALLY (YEMEN)	14614	RECORD	01/05/2012
ALLY (UNITED KINGDON)	2247459	RECORD	10/04/2010
AMEAT	823171485	RECORD	02/13/2017
AMEAT	823171493	RECORD	02/13/2017
ALNOOR (KUWAIT)	38615	RECORD	06/20/2014
ALNOOR (LEBANON)	94625	RECORD	07/19/2013
AMERICAN 1 HOT DOG	818692316	RECORD	05/26/2008
APPLE TOAST	816977186	RECORD	08/23/2014
ARAUCÁRIA	817013881	RECORD	09/13/2014
AVIS RARA	815388934	RECORD	04/14/2012
BAMBOA	007109628	RECORD	04/25/2010
BANG-BANG	811904857	RECORD	08/26/2016
BEL AMI	814502083	RECORD	09/04/2010
BEL AMI	814502091	RECORD	09/04/2010
BEL AMI	814502113	RECORD	09/04/2010
BEL AMI	816588139	RECORD	11/09/2013
BEL AMI	816588155	RECORD	10/13/2013
BEL AMI	822136783	RECORD	04/25/2016
BEL AMI	822136791	RECORD	04/25/2016
BEL AMI	822112337	RECORD	12/27/2015
BEL AMI	823275450	RECORD	02/13/2017
BEL AMI	823275515	RECORD	02/13/2017
BESTER	816862311	RECORD	08/02/2014
BIG CHICKEN PERDIGÃO	819192392	RECORD	12/15/2008
BIG CHOC	822234343	RECORD	07/25/2016
BIG DOG	813863171	RECORD	11/20/2010
BOLOGNA	740500392	RECORD	12/15/2011
BOLOGNELLA	819263133	RECORD	12/14/2009
BOLOGNELLA (URUGUAY)	309.252	RECORD	08/26/2009
BORELLA	002067099	RECORD	07/30/2017
BORELLA	002676419	RECORD	07/31/2012
BORELLA	811601633	RECORD	03/01/2010
BORELLA	811601641	RECORD	03/01/2010
BORELLA	824661516	RECORD	04/24/2017
BORELLA	824663004	RECORD	04/24/2017
BORELLA	812472381	RECORD	06/25/2011

BORELLA (SAUDI ARABIA)	571/38	RECORD	05/20/2011
BORELLA (BAHRAIN)	29858	RECORD	06/27/2011
BORELLA (CATAR)	25383	RECORD	09/22/2015
BORELLA (CHINA)	1333941	RECORD	11/14/2009
BORELLA ((UNITED ARAB EMIRATES)	19206	RECORD	01/17/2009
BORELLA (YEMEN)	14735	RECORD	04/22/2011
BORELLA (IRAN)	95822	RECORD	10/07/2011
BORELLA (JORDAN)	62507	RECORD	11/11/2012
BORELLA (KUWAIT)	45531	RECORD	10/18/2014
BORELLA (LEBANON)	87329	RECORD	05/18/2011
BORELLA (UNITED KINGDON)	2173368	RECORD	01/08/2009
BORELLA (RUSSIA)	272354	RECORD	07/26/2014
BOUCLÊ	811904806	RECORD	08/26/2016
BUMBA MEU BOI	815002661	RECORD	11/26/2011
CATARINA	006621732	RECORD	11/10/2017
CAT-VIAR	815642571	RECORD	08/25/2012
CERVANTES	815316208	RECORD	06/23/2012
CERVELAT	819032670	RECORD	05/15/2008
CHEESECHICKEN	819619787	RECORD	08/06/2012
CHESTER	800223322	RECORD	12/21/2012
CHESTER	811582949	RECORD	08/13/2015
CHESTER (GERMANY)	2.031.373	RECORD	03/01/2013
CHESTER (SAUDI ARABIA)	244/46	RECORD	12/01/2011
CHESTER (KUWAIT)	33381	RECORD	01/19/2013
CHESTER GEORGIA	811284018	RECORD	03/12/2015
CHESTER HOUSE	815105118	RECORD	12/01/2012
CHESTER HOUSE	816422796	RECORD	08/17/2013
CHESTERBURGUER	814572499	RECORD	08/07/2010
CHESTERELLA	822016037	RECORD	11/01/2015
CHESTERKIBE	815010117	RECORD	05/19/2012
CHICKEN BULLETS (EU)	3599263	RECORD	06/15/2015
CHICKEN CHEESE PERDIGÃO	824295226	RECORD	04/24/2017
CHICKEN FILLET PERDIGÃO	824291778	RECORD	04/24/2017
CHICKEN DORÊ	820970930	RECORD	05/17/2015
CHICKEN PLUS	814543170	RECORD	09/04/2010
CHICKEN PLUS LANCHES E REFEIÇÕES	821776738	RECORD	02/09/2015
CHICKENBURGER	816231362	RECORD	05/18/2013
CHUKAR	815002670	RECORD	11/26/2011
C-LECTHIN	200058967	RECORD	05/24/2015
C-LECTHIN	821912500	RECORD	05/24/2015
CONFIANÇA	002494876	RECORD	03/18/2010
CONFIANÇA	813914493	RECORD	09/05/2009
CONFIANÇA	816234620	RECORD	10/19/2013
CONFIANÇA (PORTUGAL)	377327	RECORD	11/02/2014
CONFIDENCE	823171523	RECORD	02/13/2017
CONFIDENCE	823171531	RECORD	02/13/2017
CONFIDENCE (SAUDI ARABIA)	799/39	RECORD	08/27/2015

CONFIDENCE (SINGAPORE)	T01/16797C	RECORD	10/29/2011
CONFIDENCE (SINGAPORE)	T01/16798A	RECORD	10/29/2011
CONFIDENCE (UNITED ARAB EMIRATES)	57010	RECORD	12/27/2015
CONFIDENCE (YEMEN)	19545	RECORD	07/18/2014
CONFIDENCE (JORDANIA)	75871	RECORD	04/04/2015
CONFIDENCE PERDIX (HONG KONG)	200313547	RECORD	09/25/2012
CONFIDENCE PERDIX (HONG KONG)	200313548	RECORD	09/25/2012
CONFIDENCE (LEBANON)	98803	RECORD	07/21/2014
CONFIDENCE (ROMANIA)	62708	RECORD	08/05/2014
CONFIDENCE (VENEZUELA)	P267114	RECORD	02/16/2016
CONFIDENCE (VENEZUELA)	P267115	RECORD	02/16/2016
COQUETEL	815211279	RECORD	03/24/2012
CORNCHICKEN	819619779	RECORD	08/06/2012
COZINHA INTERNACIONAL PERDIGÃO	200028618	RECORD	09/24/2012
COZINHA INTERNACIONAL PERDIGÃO	820970972	RECORD	09/24/2012
COZINHA INTERNACIONAL PERDIGÃO	823537358	RECORD	03/13/2017
CROCKNICKS	822213664	RECORD	04/18/2016
CROSS	811904814	RECORD	08/26/2016
DIETCOZ	815002688	RECORD	11/26/2011
DOG WURST	815369204	RECORD	06/16/2012
DOG’UP	813848342	RECORD	01/26/2013
DOUBLEBURGER	816232326	RECORD	05/18/2013
DOUBLE PIZZA	823273059	RECORD	02/13/2017
DUNDUCK	811880796	RECORD	03/25/2016
EGLESS	815002777	RECORD	11/26/2011
EMPANADOS SUPER PRÁTICOS PERDIGÃO	817814604	RECORD	07/16/2016
ESCOLHA NATURAL	821356151	RECORD	06/20/2016
ESCOLHA NATURAL	821356160	RECORD	06/20/2016
EVIDENCE	819343439	RECORD	03/09/2009
FARM HAM SMOKED	814433405	RECORD	06/12/2010
FAZENDA (ARMENIA)	7030	RECORD	10/25/2012
FAZENDA (KAZAKHSTAN)	20149	RECORD	09/03/2013
FAZENDA (KYRGYSTAN)	6584	RECORD	05/30/2013
FAZENDA (GEORGIA)	M15078	RECORD	04/16/2013
FAZENDA (MOLDOVA)	9407	RECORD	04/01/2013
FAZENDA (RUSSIA)	263776	RECORD	02/19/2014
FAZENDA (UKRAINE)	39126	RECORD	05/15/2014
FOLHADOS LINHA SUPER PRÁTICOS	821359339	RECORD	03/25/2013
FOLHADOS LINHA SUPER PRÁTICOS	821359347	RECORD	11/11/2013
FRANGO EXPRESSO PERDIGÃO	818869631	RECORD	03/13/2011
FRESKI	813185041	RECORD	08/22/2009
FRESKI (ARUBA)	22518	RECORD	09/04/2013
FRESKI (BENELUX)	728026	RECORD	08/20/2012
FRESKI (SINGAPORE)	T00/17400C	RECORD	04/10/2010
FRESKI (SINGAPORE)	T01/13508G	RECORD	08/25/2011
FRESKI (UNITED ARAB EMITRATE)	34305	RECORD	10/28/2012
FRESKI (SPAIN)	2.510.773	RECORD	10/24/2013

FRESKI (FRANCE)	02 3 180 399	RECORD	08/20/2012
FRESKI (HAITI)	332 REG-141	RECORD	09/25/2013
FRESKI (NETHERLAND)	9117	RECORD	09/24/2012
FRESKI (HONG KONG)	13709	RECORD	12/07/2011
FRESKI (YEMEN)	28571	RECORD	11/14/2016
FRESKI (YEMEN)	14642	RECORD	01/05/2012
FRESKI (UNITED KINGDON)	2311234	RECORD	09/20/2012
FRESKI (TAIWAN)	1172423	RECORD	09/01/2015
FRESKI (URUGUAY)	327390	RECORD	05/03/2011
GOLDEN CHESTER	811284034	RECORD	03/05/2015
GOLDEN DINNER	816763461	RECORD	03/15/2014
GRANADA	810746719	RECORD	11/08/2013
GRANDOG	813848334	RECORD	07/25/2009
GRATINADOS LINHA SUPER PRÁTICOS	821359312	RECORD	12/19/2016
GRATINADOS LINHA SUPER PRÁTICOS	821359320	RECORD	03/25/2013
GRELHADOS LINHA SUPER PRÁTICOS	821371045	RECORD	06/15/2014
HALAL (YEMEN)	19810	RECORD	06/11/2015
HALAL (LEBANON)	94626	RECORD	07/19/2013
HALAL (OMAN)	30652	RECORD	09/21/2015
HAMBURGUEZ	811496317	RECORD	08/13/2015
HOME	815090650	RECORD	05/18/2013
HOT DOG PERDIGÃO	818168897	RECORD	03/18/2017
IDEAL	006674917	RECORD	05/10/2008
IDEAL (SINGAPORE)	T01/16795G	RECORD	10/29/2011
IDEAL (SINGAPORE)	T01/16796E	RECORD	10/29/2011
JAMON JABUGO	815118732	RECORD	03/10/2012
KANSAS	814003958	RECORD	08/29/2009
LA CARTE	815090641	RECORD	03/03/2012
LAGÔNDOLA	816280843	RECORD	05/04/2013
LIGHT & ELEGANT	814003834	RECORD	10/21/2017
LIGHT DOG	816484619	RECORD	11/30/2013
LIGHT DOG PERDIGÃO	818692308	RECORD	05/05/2008
LOMBETE	810630508	RECORD	07/19/2013
MADISON	814003931	RECORD	06/06/2009
MAGIC CHICKEN	822234386	RECORD	05/23/2016
MAMA SUZETE	822234408	RECORD	05/23/2016
MAMA SUZETE	822234289	RECORD	05/23/2016
MARYLAND	814003800	RECORD	08/29/2009
MATITA	200036602	RECORD	08/14/2010
MATITA	814363474	RECORD	08/14/2010
MATITA	814363482	RECORD	08/14/2010
MATITA	814363512	RECORD	08/14/2010
MATITA	814363555	RECORD	08/14/2010
MATITA	815306440	RECORD	03/10/2012
MATITA	815306504	RECORD	05/05/2012
MEISTER	815002696	RECORD	11/23/2009
MINICHICKEN	815724756	RECORD	02/09/2013

MINICROCK	823116956	RECORD	02/13/2017
NABRASA	006621724	RECORD	11/10/2017
NASHVILLE SMOKED	814433413	RECORD	06/12/2010
NATUNAISE	815002742	RECORD	11/26/2011
NATURAL & SAUDÁVEL	821492470	RECORD	06/28/2015
NATURAL & SAUDÁVEL	821492497	RECORD	06/28/2015
NATUREZE	200069349	RECORD	10/25/2015
NATUREZE	815009909	RECORD	08/05/2017
NATUREZE	821912518	RECORD	10/25/2015
NATUREZE	821912526	RECORD	05/24/2015
NATUREZE	821912534	RECORD	05/24/2015
NICK-NICK	822213680	RECORD	07/25/2016
NOEGGS	815002734	RECORD	11/26/2011
NUGGETS DE QUEIJO PERDIGÃO	820473499	RECORD	12/13/2015
OCKTOBERCHESTER	817482350	RECORD	11/28/2015
PASTA D’ORO	821776746	RECORD	07/13/2014
PEITUDO	810936313	RECORD	02/14/2014
PERDIGÃO	002446405	RECORD	12/31/2008
PERDIGÃO	006366171	RECORD	06/25/2016
PERDIGÃO	740133241	RECORD	01/19/2012
PERDIGÃO	740140280	RECORD	01/04/2013
PERDIGÃO	800249992	RECORD	12/21/2012
PERDIGÃO	810534983	RECORD	03/18/2016
PERDIGÃO	810966727	RECORD	03/07/2014
PERDIGÃO	812774922	RECORD	01/24/2009
PERDIGÃO	815903367	RECORD	11/10/2012
PERDIGÃO	818876573	RECORD	06/23/2008
PERDIGÃO	819192406	RECORD	12/15/2008
PERDIGÃO (SOUTH AFRICA)	1998/08360	RECORD	11/05/2012
PERDIGÃO (ALBANIA)	9042	RECORD	06/07/2012
PERDIGÃO (ALBANIA)	9043	RECORD	06/07/2012
PERDIGÃO (ALBANIA)	9044	RECORD	06/07/2012
PERDIGÃO (ALBANIA)	9045	RECORD	06/07/2012
PERDIGÃO (GERMANY)	1.033.790	RECORD	05/27/2012
PERDIGÃO (ANGOLA)	7376	RECORD	03/16/2009
PERDIGÃO (SAUDI ARABIA)	240/41	RECORD	07/21/2011
PERDIGÃO (SAUDI ARABIA)	726/27	RECORD	04/28/2014
PERDIGÃO (ARGENTINA)	1.657.787	RECORD	04/08/2017
PERDIGÃO (ARMENIA)	8519	RECORD	09/28/2014
PERDIGÃO (ARUBA)	22767	RECORD	04/04/2013
PERDIGÃO (BAHRAIN)	TM 33620	RECORD	07/21/2013
PERDIGÃO (BENELUX)	371566	RECORD	09/14/2011
PERDIGÃO (BERMUDA)	40515	RECORD	06/06/2015
PERDIGÃO (BERMUDA)	40516	RECORD	06/06/2015
PERDIGÃO (BIELO-RÚSSIA)	22454	RECORD	03/09/2016
PERDIGÃO (BOLÍVIA)	60568-A	RECORD	03/26/2012
PERDIGÃO (BULGARIA)	52352	RECORD	09/09/2015

PERDIGÃO (CANADA)	308.127	RECORD	11/08/2015
PERDIGÃO (KAZAKHSTAN)	18498	RECORD	06/27/2015
PERDIGÃO (CHILE)	610.134	RECORD	08/05/2011
PERDIGÃO (CHINA)	1333860	RECORD	11/14/2009
PERDIGÃO (SINGAPORE)	T98/07273	RECORD	09/20/2012
PERDIGÃO (CUBA)	2003-0807	RECORD	02/20/2016
PERDIGÃO (DENMARK)	VR 1981 3723	RECORD	11/27/2011
PERDIGÃO (EGIPTY)	79331	RECORD	09/28/2014
PERDIGÃO (UNITED ARAB EMIRATES)	19203	RECORD	01/17/2009
PERDIGÃO (RUSSIA)	180023	RECORD	09/28/2009
PERDIGÃO (FILIPINAS)	4-2003-008755	RECORD	11/28/2015
PERDIGÃO (FRANCE)	01 3 100 548	RECORD	05/16/2011
PERDIGÃO (FRANCE)	1.638.200	RECORD	01/21/2011
PERDIGÃO (GEORGIA)	15879	RECORD	03/01/2015
PERDIGÃO (GREECE)	136954	RECORD	04/18/2010
PERDIGÃO (HAITI)	101 REG-143	RECORD	06/30/2014
PERDIGÃO (NETHERLAND)	10235	RECORD	10/30/2013
PERDIGÃO (YEMEN)	8628	RECORD	03/07/2008
PERDIGÃO (IRAQ)	32108	RECORD	11/03/2016
PERDIGÃO (JAPAN)	2543898	RECORD	06/30/2013
PERDIGÃO (JORDANIA)	71015	RECORD	07/06/2013
PERDIGÃO (KUWAIT)	22847	RECORD	09/17/2012
PERDIGÃO (LEBANON)	68276	RECORD	02/13/2012
PERDIGÃO (LEBANON)	94261	RECORD	06/13/2013
PERDIGÃO (LITHUANIA)	37737	RECORD	03/16/2010
PERDIGÃO (MACAU)	N/17088	RECORD	10/06/2015
PERDIGÃO (MACAU)	N/17089	RECORD	09/09/2015
PERDIGÃO (MACEDÔNIA)	8277	RECORD	07/25/2012
PERDIGÃO (MALASIA)	98008904	RECORD	03/20/2012
PERDIGÃO (MOLDOVA)	12166	RECORD	04/08/2015
PERDIGÃO (OAPI)	48789	RECORD	01/21/2014
PERDIGÃO (OMAN)	5688	RECORD	09/16/2011
PERDIGÃO (PARAGUAY)	239.973	RECORD	09/04/2011
PERDIGÃO (PERU)	94325	RECORD	01/23/2014
PERDIGÃO (PERU)	94495	RECORD	01/28/2014
PERDIGÃO (PORTUGAL)	210.437	RECORD	07/19/2008
PERDIGÃO (UNITED KINGDON)	2173369	RECORD	10/22/2009
PERDIGÃO (CZECH REPUBLIC)	220.355	RECORD	09/27/2009
PERDIGÃO (ROMANIA)	58822	RECORD	01/20/2014
PERDIGÃO (SERBIA & MONTENEGRO)	50048	RECORD	02/16/2016
PERDIGÃO (SWEDEN)	176.751	RECORD	05/22/2011
PERDIGÃO (SWEDEN)	517991	RECORD	10/24/2013
PERDIGÃO (SURINAME)	18890	RECORD	10/17/2013
PERDIGÃO (TAIWAN)	1123850	RECORD	10/16/2014
PERDIGÃO (TAIWAN)	1123930	RECORD	10/16/2014
PERDIGÃO (TRINIDAD E TOBAGO)	34491	RECORD	06/02/2015
PERDIGÃO (EU)	3840097	RECORD	09/30/2015

PERDIGÃO (UKRAINE)	56171	RECORD	11/15/2015
PERDIGÃO (URUGUAY)	343.215	RECORD	10/16/2011
PERDIGÃO (UZBEKISTAN)	MGU13053	RECORD	10/26/2014
PERDIGÃO (VENEZUELA)	P261996	RECORD	09/26/2015
PERDIGÃO (VENEZUELA)	P261997	RECORD	09/26/2015
PERDIGÃO CHESTER	815903375	RECORD	11/10/2012
PERDIGÃO CHESTERELLA	822016029	RECORD	11/01/2015
PERDIGÃO CHESTER (PORTUGAL)	260010	RECORD	12/20/2014
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
PERDIGÃO FININHA DEFUMADA	824621875	RECORD	04/24/2017
PERDIGÃO MORTADELLE	818497335	RECORD	05/05/2008
PERDIGÃO NUGGETS (URUGUAY)	309.251	RECORD	08/26/2009
PERDIGÃO OURO	800192265	RECORD	12/21/2012
PERDIGÃO S/A COMÉRCIO E INDÚSTRIA (SPAIN)	1.057.598	RECORD	10/05/2014
PERDIGÃO SUPER PRÁTICOS	819192414	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192457	RECORD	12/15/2008
PERDIGONE	823171507	RECORD	02/13/2017
PERDIGONE	823171515	RECORD	02/13/2017
PERDISA	007003005	RECORD	10/10/2009
PERDIX (GERMANY)	30234186	RECORD	11/08/2012
PERDIX (ANGOLA)	10083/02	RECORD	12/01/2014
PERDIX (SAUDI ARABIA)	746/19	RECORD	09/13/2014
PERDIX (SAUDI ARABIA)	644/98	RECORD	11/24/2011
PERDIX (SAUDI ARABIA)	751/77	RECORD	10/18/2014
PERDIX (ARGENTINA)	1.912.251	RECORD	02/06/2013
PERDIX (ARGENTINA)	2.036.579	RECORD	07/28/2015
PERDIX (ARGENTINA)	2.036.580	RECORD	07/28/2015
PERDIX (ARUBA)	22519	RECORD	09/04/2013
PERDIX (BENELUX)	726768	RECORD	01/07/2013
PERDIX (BERMUDA)	40513	RECORD	06/06/2015
PERDIX (BERMUDA)	40514	RECORD	06/06/2015
PERDIX (BOLIVIA)	98359-C	RECORD	03/11/2015
PERDIX (BOLIVIA)	98360-C	RECORD	03/11/2015
PERDIX (CANADA)	TMA601,297	RECORD	02/04/2014
PERDIX (KATAR)	28345	RECORD	11/13/2016
PERDIX (CHILE)	672.987	RECORD	09/09/2013
PERDIX (CHINA)	3022020	RECORD	01/07/2013
PERDIX (SINGAPORE)	T03/20394B	RECORD	05/09/2016
PERDIX (SINGAPORE)	T03/20396I	RECORD	05/18/2015
PERDIX (CUBA)	2003-0806	RECORD	03/21/2016
PERDIX (UNITED ARAB EMIRATE)	35781	RECORD	01/13/2013
PERDIX (UNITED ARAB EMIRATE)	50846	RECORD	03/10/2014
PERDIX (UNITED ARAB EMIRATE)	50847	RECORD	03/10/2014
PERDIX (SPAIN)	2.505.924	RECORD	09/02/2013
PERDIX (GRANADA)	59/2003	RECORD	08/11/2013

PERDIX (GREECE)	148.022	RECORD	06/17/2014
PERDIX (HAITI)	250 REG-141	RECORD	07/01/2013
PERDIX (NETHERLAND)	9116	RECORD	09/24/2012
PERDIX (HONG KONG)	200316528	RECORD	12/31/2013
PERDIX (YEMEN)	15604	RECORD	10/22/2012
PERDIX (YEMEN)	19700	RECORD	05/16/2015
PERDIX (IEMEN)	19701	RECORD	05/16/2015
PERDIX (YRÃ)	112195	RECORD	06/27/2014
PERDIX (IRAQ)	40660	RECORD	03/17/2012
PERDIX (JAPAN)	4584326	RECORD	07/05/2012
PERDIX (JAPAN)	4841822	RECORD	02/25/2015
PERDIX (JORDANIA)	70672	RECORD	06/16/2013
PERDIX (KUWAIT)	51122	RECORD	12/08/2013
PERDIX (LEBANON)	94241	RECORD	06/16/2013
PERDIX (LITUANIA)	45.942	RECORD	09/16/2012
PERDIX (LITUANIA)	20040137	RECORD	06/05/2016
PERDIX (MACAU)	12943	RECORD	05/11/2014
PERDIX (MACAU)	12944	RECORD	05/11/2014
PERDIX (OMAN)	29097	RECORD	07/05/2015
PERDIX (PARAGUAY)	273451	RECORD	11/17/2014
PERDIX (PARAGUAY)	273452	RECORD	11/17/2014
PERDIX (PERU)	93941	RECORD	01/08/2014
PERDIX (PERU)	94305	RECORD	01/23/2014
PERDIX (PUERTO RICO)	54.802	RECORD	08/16/2012
PERDIX (UNITED KINGDON)	2305077	RECORD	12/20/2012
PERDIX (DOMINICAN REPUBLIC)	2003-4769	RECORD	04/30/2013
PERDIX (CZECH REPUBLIC)	268296	RECORD	12/28/2014
PERDIX (CZECH REPUBLIC)	247554	RECORD	09/24/2012
PERDIX (RUSSIA)	264755	RECORD	03/09/2014
PERDIX (SURINAME)	18891	RECORD	10/17/2013
PERDIX (TAIWAN)	1063992	RECORD	11/01/2013
PERDIX (TRINIDAD E TOBAGO)	33293	RECORD	05/06/2013
PERDIX (EU)	2832129	RECORD	04/27/2014
PERDIX (URUGUAY)	351.788	RECORD	07/05/2014
PERDREAU GRIS	815216629	RECORD	03/24/2012
PERDREAU ROUGE	815216637	RECORD	03/24/2012
PERDRIX GRISE	815216602	RECORD	03/24/2012
PERDRIX ROUGE	815216610	RECORD	03/24/2012
PIG PLUS	814543154	RECORD	09/04/2010
PIRULICHA	811546454	RECORD	01/28/2016
PIRULICHA	811749550	RECORD	07/08/2016
PIZZY	814974856	RECORD	09/03/2011
PIZZY	814974864	RECORD	09/03/2011
PIZZY	814974872	RECORD	09/03/2011
PIZZY	814974880	RECORD	09/03/2011
PIZZY	814974910	RECORD	09/03/2011
PIZZY	814974929	RECORD	09/03/2011

PIZZY	814974937	RECORD	09/03/2011
PIZZY	814974945	RECORD	09/03/2011
PIZZY	815306520	RECORD	05/05/2012
POLLOLINDO (PARAGUAY)	234.464	RECORD	04/26/2011
POLLOLINDO (URUGUAY)	318722	RECORD	09/27/2012
PORK PLUS	814543103	RECORD	08/28/2010
PRESUNTEKO	811880753	RECORD	03/25/2016
PRESUNTO COZIDO PERDIGÃO SUPREME	818475579	RECORD	05/05/2008
PROTEAX	200063669	RECORD	07/26/2015
PROTEAX	821914308	RECORD	07/26/2015
RECHEADOS SUPER PRÁTICOS BRÓCOLIS	819192422	RECORD	12/15/2008
ROCK DOG	812641027	RECORD	04/19/2008
SALAMENINGUE	814821626	RECORD	11/26/2011
SALAMINI	810071088	RECORD	10/11/2013
SALSICHESTER	814578942	RECORD	11/20/2010
SALSICHOLÉ	811730352	RECORD	02/04/2016
SALSICHOLITO	811730301	RECORD	02/04/2016
SAMARA (SAUDI ARABIA)	314/59	RECORD	07/25/2014
SAUDÁVEL & NATURAL	821492446	RECORD	06/28/2015
SAUDÁVEL & NATURAL	821492462	RECORD	06/28/2015
SAVEL	006975909	RECORD	08/25/2009
SELF SERVICE	815090633	RECORD	03/04/2012
SOYACOLAT	814692869	RECORD	12/04/2010
SOYAFLAN	814692877	RECORD	12/04/2010
SOYEX	200057006	RECORD	03/29/2015
SOYEX	200072625	RECORD	12/06/2015
SOYEX	821830732	RECORD	03/29/2015
SOYEX	821914286	RECORD	12/06/2015
SOYEX-M	200057014	RECORD	03/29/2015
SOYEX-M	200058959	RECORD	05/24/2015
SOYEX-M	821912496	RECORD	05/24/2015
SOYEX-M	821830759	RECORD	03/29/2015
SOYMAX	200062395	RECORD	07/05/2015
SOYMAX	821914294	RECORD	07/05/2015
SOYMAX-M	200058932	RECORD	05/24/2015
SOYMAX-M	821912470	RECORD	05/24/2015
SOYMAX-M	821830783	RECORD	02/22/2015
SPECIALBURGER	816231370	RECORD	05/18/2013
SPLENDIDO	816519064	RECORD	04/12/2014
SPLENDIDO	816519080	RECORD	10/19/2013
SPLENDIDO	816519102	RECORD	10/19/2013
SPLENDIDO	816519110	RECORD	10/19/2013
STICKS DE FRANGO PERDIGÃO	820970948	RECORD	12/04/2011
STICKS DE QUEIJO PERDIGÃO	820970964	RECORD	12/04/2011
STICKS PERDIGÃO	200028510	RECORD	09/24/2012
STICKS PERDIGÃO	820970956	RECORD	09/24/2012

STICKS PERDIGÃO	823535789	RECORD	03/13/2017
STILTS	818177365	RECORD	02/25/2017
SULINA	003468879	RECORD	03/06/2017
SULINA	007075723	RECORD	03/10/2010
SULINA	817078207	RECORD	11/28/2015
SULINA (ARMENIA)	9224	RECORD	03/30/2015
SULINA (SINGAPORE)	T97/11522H	RECORD	08/06/2009
SULINA (GEORGIA)	M16284	RECORD	10/17/2015
SULINA (RUSSIA)	295270	RECORD	09/12/2015
SULINA (TAJIKISTAN)	TJ 6326	RECORD	10/05/2015
SULINA (UZBEQUISTAN)	MGU 13395	RECORD	04/12/2015
SUN PERDIGÃO	813530938	RECORD	04/10/2010
SUN PERDIGÃO	813637716	RECORD	05/02/2009
SUPPER	200058983	RECORD	05/24/2015
SUPPER	821917099	RECORD	05/24/2015
SUPPER-M	200058940	RECORD	05/24/2015
SUPPER-M	821912488	RECORD	05/24/2015
SUPPER-M	821830775	RECORD	03/22/2015
SUPREME DE FRANGO	815090676	RECORD	03/03/2012
TAKE HOME	811880788	RECORD	10/30/2009
TASKILAS	800223314	RECORD	12/21/2012
TASKILAS	811759261	RECORD	03/11/2016
TENDER PERDIGÃO	822050617	RECORD	12/06/2015
TENNESSEE	814003818	RECORD	08/29/2009
TICKET MEAT	814821618	RECORD	07/23/2011
TOQUE DE SABOR	815082029	RECORD	11/28/2015
TOQUE DE SABOR	815090668	RECORD	06/16/2012
TOQUE DE SABOR	821035487	RECORD	05/07/2012
TOQUE DE SABOR	821037552	RECORD	04/30/2012
TOQUE NATURAL	821359290	RECORD	11/11/2013
TOQUE NATURAL	821359304	RECORD	03/25/2013
TORTELETA	817527257	RECORD	01/16/2016
TORTELETA	817527265	RECORD	11/16/2016
TORTELETA	823275477	RECORD	02/13/2017
TORTELETA	823275523	RECORD	02/13/2017
TROPEIRO	813185009	RECORD	02/16/2014
TV LANCHE	811880761	RECORD	03/25/2016
UNEF	810684268	RECORD	10/25/2013
UNEF (SAUDI ARABIA)	113/36	RECORD	03/25/2015
UNEF (SAUDI ARABIA)	728/84	RECORD	05/24/2014
UNEF (BAHRAIN)	TM 33621	RECORD	07/21/2013
UNEF (SINGAPORE)	T84/05296	RECORD	06/07/2009
UNEF (UNITED ARAB EMIRATES)	19207	RECORD	01/17/2009
UNEF (HONG KONG)	300075131	RECORD	07/16/2014
UNEF (YEMEN)	17696	RECORD	02/18/2014
UNEF (IRAN)	71374	RECORD	10/10/2013
UNEF (JORDANIA)	72314	RECORD	05/09/2014

UNEF (KUWAIT)	13285	RECORD	04/19/2012
UNEF (KUWAIT)	38579	RECORD	06/20/2014
UNEF (LEBANON)	73.974	RECORD	02/19/2013
UNEF (OMAN)	30651	RECORD	09/21/2015
VEGGIES’S PERDIGÃO	824666607	RECORD	04/24/2017
VEGGY’S PERDIGÃO	824666593	RECORD	04/24/2017
WINDSURF	811904792	RECORD	08/26/2016
X DOG	812663985	RECORD	06/21/2014

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

01	Cold Storage Poultry/Pork				RUA 15 DE NOVEMBRO, S/N.
VIDEIRA	SC	222.465	65.807	26	YES	NO	NO

02	Cold Storage Pork				AV. PRES. CASTELO BRANCO, 141
HERVAL D´ÓESTE	SC	29.219	25.539	31	YES	NO	NO

03	Cold Storage Processing				RUA SAUL BRANDALISE, 118
SALTO VELOSO	SC	42.744	11.410	26	YES	YES	NO

04	Cold Storage – Processing				RUA ERNESTO HACHAMANN, 585
CAPINZAL	SC	30.643	8.052	31	YES	YES	NO

05	Cold Storage Poultry				EST. CAPINZAL/CAMPOS NOVOS, KM 6
CAPINZAL	SC	629.200	25.768	21	YES	NO	NO

06	Cold Storage Pork				AV. PRES. VARGAS, 1040
MARAU	RS	186.012	16.069	31	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

07	Cold Storage Poultry				RODOVIA RS-324, KM 76
MARAU	RS	97.789	15.930	21	YES	NO	NO

08	Cold Storage Poultry/Pork				AV. ARTHUR OSCAR, 1706
SERAFINA CORREA	RS	372.599	25.365	31	YES	YES	NO

09	SALES BRANCH				AV GETULIO VARGAS, 5705
PORTO ALEGRE	RS	11.610	2.325	10	NO	NO	NO

10	PROCESSING				RODOVIA BR 116, KM 255
LAGES	SC	529.796	8.590	26	YES	NO	NO

11	POULTRY FARM APARECIDA				LINHA APARECIDA
VIDEIRA	SC	121.000	3.917	21	NO	YES	NO

12	SALES BRANCH				RUA GUIDO CAMARGO PENTEADO, 601
CAMPINAS	SP	37.821	5.732	4	YES	NO	NO

13	Cold Storage Mineiros				PÇA DEP JOSÉ DE ASSIS, 36 CENTRO
MINEIROS	GO	121.503	55.000	1	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

14	POULTRY FARM SANTA GEMA				ESTR. MUNICIPAL STA. GEMA
VIDEIRA	SC	1,810.000	38.000	26	YES	YES	NO

15	POULTRY FARM LIBERATA				ROD. FRAIBURGO/M. CARLO, KM 10
FRAIBURGO	SC	1,634.425	41.675	23	YES	YES	NO

16	POULTRY FARM IRAKITAN				VILA PASSO DA FELICIDADE
TANGARÁ	SC	4,530.173	28.808	21	YES	YES	NO

17	POULTRY FARM MONTE CARLO				ROD. FRAIBURGO/M. CARLO, KM 15
MONTE CARLO	SC	880.500	2.991	19	NO	YES	NO

18	HOG FARM SÃO ROQUE				VILA SÃO ROQUE, S/N.
VIDEIRA	SC	2,067.748	48.479	22	YES	NO	NO

19	GRAIN SILO AND PURCHASING				ROD. SC 473, KM 10
CAMPO ERE	SC	34.430	3.667	13	YES	NO	NO

20	POULTRY/HOG FARM HERVAL D´OESTE				ESTR. LUZERNA, KM 15
HERVAL D´OESTE	SC	496.943	23.377	21	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

21	POULTRY FARM ALTO ALEGRE				ESTR. MUNICIPAL, KM 19
CAPINZAL	SC	537.760	29.003	23	YES	NO	NO

22	POULTRY/HOG FARM AUREA				ESTR. CAPINZAL/PIRATUBA, KM 7
CAPINZAL	SC	1,549.920	71.965	21	YES	NO	NO

23	POULTRY FARM PRATA				ESTR. CAPINZAL/PIRATUBA, S/N.
CAPINZAL	SC	386.001	14.254	23	YES	NO	NO

24	ARAUCÁRIA FARM AND HATCHERY				ESTRADA TRONCO SÃO JOÃO S/N, KM 10
CARAMBEÍ	PR	4,670.000	27.020	5	YES	NO	NO

25	CARAMBEÍ COLD STORAGE				AV DOS PIONEIROS, 2510
CARAMBEÍ	PR	59.463	34.550	4	YES	YES	NO

26	GRANDPARENTS FARM RIO CLARO				ROD SP 225, KM 116
RIO CLARO	SP	1,059.830	10.438	7	YES	YES	NO

27	POULTRY FARM GAURAMA				LINHA SÃO PEDRO
GAURAMA	RS	894.200	28.554	18	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY		3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

28	POULTRY FARM BORELLA				ROD RS 324, KM 83.3
MARAU	RS	1,892.800	33.500	24	YES	NO	NO

29	FARM SÃO TOMAZ				ROD BR 060, KM 436
RIO VERDE	GO	5,000.000	92.919	7	YES	NO	NO

30	POULTRY FARM CARRERO				LINHA GAL. NETO, S/N.
SERAFINA CORREA	RS	774.516	24.971	18	YES	NO	NO

31	POULTRY AND PORK COLD STORAGE PROCESSING				ROD BR 060 KM 432
RIO VERDE	GO	2,000.000	154.210	6	YES	YES	NO

32	COLD STORAGE PROCESSING				RODOVIA RS 324 km 76,2
MARAU	RS	19.293	11.382	8	YES	NO	NO

33	SANTO ANDRE TURKEY FARM				ESTRADA CARAMBEÍ – TIBAGI S/N KM30
CARAMBEÍ	PR	5,715.307	13.953	5	YES	NO	NO

34	POULTRY FARM ARCEBURGO				ROD. MG-449, KM 7.88
ARCEBURGO	MG	1,645.750	14.480	16	YES	YES	YES	06/26/1991	06/25/2041

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

35	POULTRY FARM STO. A. DA PALMA				LINHA GRANDE
STO. A. DA PALMA	RS	987.500	40.465	11	YES	YES	NO

36	RIO VERDE FARM II				ROD BR 0601 KM 397
RIO VERDE	GO	17,704.753	74.449	6	YES	YES	NO

37	FARM/HATCHERY – CHESTER				ESTR. MUNICIPAL DUAS PONTES, s/n
CAPINZAL	SC	788.920	8.897	11	YES	YES	NO

38	HATCHERY R. DAS PEDRAS				ROD. SC-453, KM50
VIDEIRA	SC	23.523	4.601	26	YES	YES	NO

39	HATCHERY CAPINZAL				ESTR. CAPINZAL/SETE, S/N.
CAPINZAL	SC	326.852	2.315	26	YES	YES	NO

40	HATCHERY				AVENIDA 3, S/N
RIO CLARO	SP	36.495	1.405	23	YES	YES	NO

41	HATCHERY MARAU				RODOVIA RS-324, KM 2
MARAU	RS	124.630	8.831	21	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

42	REFORESTING SAVOIA				LINHA CAPINZAL – RICARDOPOLIS KM 3
CAPINZAL	SC	802.505	0.000	21	NO	NO	NO

43	REFORESTING DO SALTO DO LEÃO				HERVAL VELHO ROAD, SALTO DO LEÃO, KM 10
CAMPOS NOVOS	SC	5,292.633	0.775	21	NO	NO	NO

44	REFORESTING BAIA I				ROD. MUNICIPAL FRAIBURGO – FARM MORAES
FRAIBURGO	SC	2,609.347	0.000	21	NO	YES	NO

45	REFORESTING BAIA II				ESTR. R. ANTAS/P. LISA KM 14
RIO DAS ANTAS	SC	5,943.028	0.300	21	NO	YES	NO

46	REFORESTING CALMON				ESTR. CAÇADOR/P. UNIÃO, KM 22
MATOS COSTA	SC	13,705.446	0.800	21	NO	NO	NO

47	REFORESTING MONTE CARLO				ROD. M. CARLO/FRAIBURGO, KM 15
MONTE CARLO	SC	669.942	0.144	26	NO	NO	NO

48	REFORESTING LARANJEIRAS				ESTR. MARAU/CAMPO DO MEIO, KM 16
MARAU	RS	800.424	0.000	21	NO	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

49	REFORESTING SÃO J. RIZZI				SÃO JOSÉ DOS RIZZI
MARAU	RS	1,088.239	0.000	21	NO	NO	NO

50	REFORESTING TAQUARA VERDE				ROD. MACIEIRA, 477
MACIEIRA	SC	6,720.034	0.580	21	NO	YES	NO

51	REFORESTING SERAFINA CORREA				LINHA MOREIRA CESAR
SERAFINA CORREA	RS	604.996	0.269	21	NO	NO	NO

52	REFORESTING P. FELICIDADE				VILA PASSO DA FELICIDADE
VIDEIRA	SC	1,762.222	0.000	21	NO	NO	NO

53	ANIMAL FEED MILL				RUA WENCESLAU BRAS, S/N
CATANDUVAS	SC	37.795	6.280	23	YES	NO	NO

54	GRAIN PURCHASE				RODOVIA RS-331, KM 15
GAURAMA	RS	36.850	3.776	21	YES	YES	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

55	CALIFÓRNIA FARM				ROD. SP – 225, KM 115
BROTAS	SP	2,905.129	15.390	23	YES	YES	NO

56	ANIMAL FEED MILL				RODOVIA PR 180, KM 02
FRANCISCO BELTRÃO	PR	22.484	2.642	19	YES	YES	NO

57	CEREAL WAREHOUSING SILO				RODOVIA RS 324, KM 81.7
MARAU	RS	109.037	3.874	19	YES	NO	NO

58	GRAIN PURCHASING AND SILO				RUA FREDERICO UNSTANDT, 221
XANXERÊ	SC	18.045	4.025	19	YES	NO	NO

59	GRAIN PURCHASING AND SILO				ROD. BR 158, KM 338
PATO BRANCO	PR	12.164	2.982	21	YES	YES	NO

60	GRAIN PURCHASING AND SILO				ROD. PR 469 – KM 5
PATO BRANCO	PR	188.849	2.826	23	YES	YES	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

61	GRAIN PURCHASING AND SILO				ROD. SC. 422, KM 825
TAIO	SC	28.000	0.800	17	YES	NO	NO

62	GRAIN PURCHASING AND SILO				ROD. RS. 129, KM 14
SERAFINA CORREA	RS	15.000	1.825	8	YES	YES	NO

63	CEREAL PURCHASING				RUA SALDANHA MARINHO, 3535
GUARAPUAVA	PR	24.775	1.596	21	YES	YES	NO

64	SALES BRANCH				ASA NORTE QUADRA 04, 565
BRASÍLIA	DF	6.000	0.985	23	YES	NO	NO

65	SALES BRANCH				AV. WENCESLAU BRAZ, 255
CURITIBA	PR	6.987	3.584	23	YES	YES	NO

66	SALES BRANCH				ROD. BR-101, KM 265
VITÓRIA	ES	22.250	4.596	17	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT

67	SALES BRANCH				AV. ACRÍSIO MOTA, 350
RIO DE JANEIRO	RJ	18.522	5.474	25	YES	NO	NO

68	CATANDUVAS TURKEY HATCHERY				ESTRADA CARAMBEI CATANDUVAS S/N KM4
CARAMBEÍ	PR	48.000	1.221	5	YES	NO	NO

69	SALES BRANCH				ESTR. GER.- FORQUILHAS, 4138
SÃO JOSÉ	SC	112.934	4.523	26	YES	NO	NO

70	SALES BRANCH				RUA 2, Nº 500
CONTAGEM	MG	11.634	2.177	11	YES	YES	NO

71	ADMINISTRATION				AV. ESCOLA POLITÉCNICA, 760
SÃO PAULO	SP	21.430	12.814	17	YES	NO	NO

72	ANIMAL FEED MILL				AV JULIO BORELLA, 2236
MARAU	RS	90.575	3.867	8	YES	NO	NO

73	ADMINISTRATION				RUA DUQUE DE CAXIAS, 3
MARAU	RS	2.500	1.477	19	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT

74	ADMINISTRATION				RUA SAUL BRANDALISE, 39
VIDEIRA	SC	2.065	5.148	31	YES	NO	NO

75	ADMINISTRATION				RUA ARTHUR OSCAR, 1706
SERAFINA CORREA	RS	1.339	1.069	26	YES	NO	NO

76	REFORESTING AND FARM CISP				ESTR. MUNICIPAL CATANDUVAS/ P. LISA, KM 4
CATANDUVAS	SC	9,309.182	83.437	10	YES	YES	NO

77	OIL EXTRACTION				RODOVIA SC – 453, KM 50
VIDEIRA	SC	111.160	36.932	26	YES	NO	NO

78	ANIMAL FEED MILL				AV. JULIO BORELLA, 2236
MARAU	RS	74.601	17.002	26	YES	NO	NO

79	CEREAL WAREHOUSING AND SILO				AVENIDA B S/N.
VIDEIRA	SC	17.701	2.100	23	YES	NO	NO

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M2)	7. BUILT AREA (THOUSAND M2)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT

80	SALES BRANCH				BR 116, KM 4
FORTALEZA	CE	13.770	1.710	8	YES	YES	NO

81	SALES BRANCH				AV. NOSSA SENHORA DE FATIMA, 1262
CUBATÃO	SP	14.534	3.445	8	YES	NO	NO

82	SALES BRANCH				BR 324, KM 7.5
SALVADOR	BA	25.985	3.429	8	YES	YES	NO

83	MINEIROS HATCHERY				FAZENDA FLORES CEDRO – ZONA RURAL
MINEIROS	GO	7.000	3.777	1	YES	NO	NO

84	JATAÍ HATCHERY				ROD. BR364 KM 194 – TREVO SÃO SIMÃO
JATAÍ	GO	13.760	4.298	1	YES	NO	NO

85	PARENT FARMS				ROD. BR364 KM 179
JATAÍ	GO	229.500	55.440	1	YES	NO	NO

86	BATÁVIA INDUSTRY PLANT				AV. DOS PIONEIROS, 2868
CARAMBEÍ	PR	135.399	35.760	1	YES	YES	NO

86	BATÁVIA INDUSTRY PLANT				ROD. SC 283 KM 10 S/N ALA 2
CONCORDIA	PR	12.000	4.000	1	YES	NO	NO

86	NOVA MUTUM COLD STORAGE				BR 163 KM 587
NOVA MUTUM	MT	657.000	10,687	2	YES	YES	NO

86	OTHERS				VARIOUS
VARIOUS	SC	10,655,102.720	144,093.310	0	YES	NO	NO

14.01 OUTLOOK AND/OR RESULTS

Strategies

Perdigão’s sustainable growth policy adopted down the years, in 2006, allowed it to continue to pursue initiatives directed to the expansion and diversification of its business platforms, consequently diluting the risk to its activities.

As a result, Perdigão was able to put into practice a series of measures already established in its strategic plan. This permitted the Company to continue on its chosen path in spite of the avian influenza outbreak using, at the same time, its vision and strategy to make the immediate adjustments necessary to reduce the affects of the crisis on its business.

Having overcome the challenges of the difficult international trading environment, the Company was able to fully implement the investment program that had already been drafted in 2005. In addition, Perdigão made significant advances in its corporate governance practices, with the conversion of preferred to common shares, a listing on Bovespa’s New Market and a primary share offering.

Having consolidated its domestic and international poultry and pork meats business, Perdigão has a series of corporate attributes that provide it with the structure and stability to underpin its goal of sustainability. In line with the policy of portfolio diversification, the Company acquired a controlling stake in Batávia, the third largest dairy-processed products company in Brazil and owner of the Batavo brand name. The business represents part of the strategy for gaining business equilibrium by investing in market activities that possess synergies with the existing businesses.

Thanks to its diversification into the beef and dairy-processed product activities, the Company is now one of the leading players in the world food market. Perdigão successfully met the targets for generating its own resources and, together with the primary share issue, has guaranteed a sound financial basis for continuing, and even expanding, the accelerated growth of the past decade. In concert with the business plan, the Company aims to take new and essential steps in the direction of its target of growing and expanding operations on a globalized basis. In this context, some major initiatives are to be taken:

•  expansion and growth of poultry, pork meat and processed products businesses for meeting the demands of the domestic and export markets;

•  expansion in dairy-processed products with the acquisition or construction of a new industrial unit;

•  enhanced share of the beef market, similarly through the acquisition or construction of a new slaughtering plant;

•  consolidation of the internationalization process with the acquisition of a processed products unit abroad;

•  investments in new lines of chilled and frozen products such as the margarine business, in which the Company already began activities in 2005.

Investments

Despite the unfavorable trading environment in 2006, Perdigão proceeded apace with the expansion projects decided in 2005, investing R$511 million, excluding acquisitions, confident in its ability to successfully meet the avian influenza challenge.

This posture was fundamental for the Company to advance its plans for continuous growth as well as to increase its competitiveness and capacity to satisfy the needs of its new customers and markets.

In the second quarter 2006, Perdigão announced its debut in the dairy-processed products business with the acquisition of 51% of the capital of Batávia S.A., worth a total investment of about R$110 million. This initiative was in line with the corporate strategy of creating value and diversifying production, sales, distribution and diluting the risks of its operations.

In the final quarter, the Company further reaffirmed its growth potential in this new market by acquiring through Batávia for approximately R$2 million the assets, production technology and the rights to the use of the Fruitier brand of creamy fruit desserts, thus opening up one more market front.

In March 2006, Perdigão implemented its Matricial Budget to further improve the quality and rationalization of company expenditure. Among the most important investments allocated to organic growth are:

•  R$130.7 million for the new agroindustrial complex under construction in Mineiros (GO). Specifically dedicated to turkey meats, the unit began its operations in the first quarter of 2007;

•  R$184 million for new projects, principally at the Rio Verde (GO), Nova Mutum (MT) and Capinzal (SC) industrial units;

•  R$195 million for the improvement and productivity of other industrial units and distribution centers with concomitant efficiency gains. The Company raised the resources to meet its investments during the year from own cash generation and the Brazilian Economic and Social Development Bank (BNDES), together with funds from November’s primary share issue.

Perspectives

The scenario for 2007 is promising. The prospects indicate a further improvement in purchasing power and employment resulting in an increase in consumer mass of wages, which should continue contributing to good domestic market performance. In the international market, the outlook is for a growing demand in the major importing markets, thus benefi ting Brazilian exports. Our forecasts for 2007 are:

•  growth of more than 10% in total sales volume of meats and other processed (chilled and frozen) products, approximately 7% to the domestic market and more than 15% in export volume especially for processed products;

•  a year on year increase of approximately 12% for dairy-processed product volume. Perdigão has consolidated dairy-processed products into its business activities since June, 2006;

•  investments in Capex of approximately R$460 million.

Perdigão is confident of the potential to achieve better results than 2006. For this purpose, the Company has developed a long-term Business Plan based on well-defined assumptions, structuring its businesses focused on core markets, customers and on production and diversified distribution.

In the light of this, Perdigão reaffirms its commitment to creating shareholder value combined with economic-financial, social and environmental sustainability.

Strategy

The Company’s plans for expansion on a globalized basis, diversification of the business platforms and consequent dilution of the risks of the business serve as parameters for the route Perdigão has chosen to maintain its recent growth trajectory, making it one of the most important world players in the food industry. The Company is to concentrate on achieving the following targets to ensure the maintenance of its current position and continued expansion.

Financial

Perdigão will employ its fi nancial resources evenly to guarantee liquidity and profi tability, also accelerating and optimizing the use of the proceeds of the offering. The Company would be prepared to contemplate the use of hedging instruments to protect its positions in the event of major volatility in grain prices, interest rates or in the US dollar.

Domestic Market

The expansion of the product portfolio will ensure the Company’s domestic market growth with an increase in higher value-added products such as processed items (chilled and frozen) and an emphasis on the development of new products in the dairy-processed, beef and margarine categories.

Exports

To achieve greater stability on the export side of the business, the Company intends to gradually diminish volatility by reducing the share of in natura chicken products as a percentage of total exports and proportionally increasing the levels of processed products together with enhanced exports from the beef business.

Operations

The goal is to align the production structures at the industrial units to guarantee output of the new product mix by  consolidating the Mineiros plant’s operations with the duplication of the hog slaughtering line and the expansion of poultry slaughtering capacity at Rio Verde.

Business Development

The Company will use the fi rst half 2007 in particular to reach decisions on acquisitions or begin work on the construction of new industrial units in Brazil, as well as negotiations for the acquisition of an overseas processing unit.

14.02- ADDITIONAL INFORMATION, BUT NOT OBLIGATION

FISCAL COUNCIL/AUDIT COMMITTEE

VANDERLEI MARTINS - Chairman of the Fiscal Council (independent member).

ATTÍLIO GUASPARI - Member of the Fiscal Council and Financial Specialist (independent member).

IVAN MENDES DO CARMO – Member of the Fiscal Council.

BOARD OF DIRECTORS

NILDEMAR SECCHES – Chairman of the Board of Directors.

FRANCISCO FERREIRA ALEXANDRE – Vice-Chairman of the Board of Directors.

DÉCIO DA SILVA – Board member (independent member).

JAIME HUGO PATALANO – Board member.

LUIS CARLOS FERNANDES AFONSO – Board member (independent member).

MANOEL CORDEIRO SILVA FILHO – Board member.

MAURÍCIO NOVIS BOTELHO – Board member (independent member).

NEW MARKET AND PRIMARY OFFERING

New Market

The listing on Bovespa’s New Market was also approved in 2006 and made effective in April, Perdigão thus becoming the fi rst traditional company in the Brazilian capital markets and also the first company in the food and beverage sector to adhere to New Market regulations.

In spite of negative trading conditions, Perdigão continued its expansion plans and projects, confident that the capital markets would recognize the Company’s initiatives and attribute a better price to its shares. This was indeed the outcome – the recognition of its high standards of corporate governance, which includes as part of its corporate structure: diffused control, equal rights, a premium in the event of public offerings of shares and shareholder protection mechanisms as well as a commitment to resolve disputes via Bovespa’s Arbitration

On subscribing to New Market regulations, Perdigão adopted a mechanism for avoiding shareholding concentration. In the event of a shareholder or group of shareholders acquiring a stake of more than 20% of the total stock, a public offering of shares (POS) becomes mandatory. Under these circumstances, each share acquired will command an additional 35% premium on the average value of the share quotation for the 30 days prior to the date of the offering.

The price formation of an eventual offering may also be based on the Company’s economic value as calculated in the appraisal report or, again, at 135% of the issue price of the shares in capital increases effected over the past 24 months, which ever value is the higher.

Funding – Primary Offering

At the end of 2006, Perdigão successfully concluded a primary offering of shares with the issue of 32 million new shares at a price of R$25.00 per share, the ratification and credit of which took place on November 1, 2006. The issue was responsible for raising R$800 million and will ensure the necessary conditions for the Company to maintain its accelerated rate of growth of the past decade. The resources are being allocated to the expansion of the meat business (poultry, pork and beef), to the dairy-processed products line and new product lines such as margarine.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

1) Shareholders’ composition on March 31, 2007

Shareholders’	Common Shares	%
Main shareholders (*)	77,807,060	46.88
Management:
Board of Directors	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	87,516,871	52.73
	165,957,152	100.0
Shares outstanding	87,517,130	52.73

(*) Shareholder’s are take part of Voting Agreement.

2) Shareholders’ composition on April 12, 2006

Shareholders’	Common Shares	%
Main shareholders (*)	63,080,775	47.09
Management:
Board of Directors	117,924	0.09
Executive Officers	6	—
Fiscal Council	—	—
Treasury shares	430,485	0.32
Other shareholders	70,327,962	52.50
	133,957,152	100.00
Shares outstanding	70,327,962	52.50

(*) Shareholder’s are take part of Voting Agreement.

3) Holders of more than 5% of voting capital, in March 31, 2007:

Shareholders’	Common Shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,795,959	11.93
Fund. Telebrás Seg. Social – SISTEL	8,549,055	5.15
WEG Participações e Serviços S.A.	8,479,535	5.11
FAPES (Fund. Assist. Prev. Soc.) - BNDES	6,122,652	3.69
VALIA – Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ – Banerj	1,997,595	1.20
	86,286,595	51.99
Outros	79,670,557	48.01
	165,957,152	100.00

4) Individual holders of more than 5% of voting capital, in March 31, 2007:

WEG Participações e Serviços S.A.

	Common Shares	%
Eggon João da Silva Adm. Ltda. (a)	31,376,969	33.33
Dabliuve Adm. Ltda. (b)	31,376,969	33.33
G. Werninghaus Adm. Ltda. (c)	31,376,969	33.33
	94,130,907	100.00

Eggon João da Silva Adm. Ltda. (a)

	Common Shares	%
Eggon João da Silva	3,066,143	1.15
Décio da Silva Adm. Ltda. (d)	52,200,674	19.77
Kátia da Silva Bartsch Adm. Ltda. (e)	52,200,674	19.77
Tânia Marisa da Silva Adm. Ltda. (f)	52,200,674	19.77
Márcia da Silva Petry Adm. Ltda. (g)	52,200,674	19.77
Solange da Silva Janssen Adm. Ltda. (h)	52,200,674	19.77
	264,069,513	100.00

Dabliuve Adm. Ltda. (b)

	Common Shares	%
Werner Ricardo Voigt	3,134,298	1.30
Valsi Voigt Adm. Ltda. (i)	79,302,024	32.90
Miriam Voigt Schwartz Adm. Ltda. (j)	79,302,024	32.90
Cladis Voigt Trejes Adm. Ltda. (k)	79,302,024	32.90
	241,040,370	100.00

G. Werninghaus Adm. Ltda. (c)

	Common Shares	%
Lilian Werninghaus	2,534,918	1.08
Diether Werninghaus Adm. Ltda. (l)	58,380,742	24.73
Heide Behnke Adm. Ltda. (m)	58,380,742	24.73
Eduardo & Luísa Werninghaus Adm. Ltda. (n)	58,380,742	24.73
Martin Werninghaus Adm. Ltda. (o)	58,380,742	24.73
	236,057,886	100.00

Décio da Silva Adm. Ltda. (d)

	Common Shares	%
Décio da Silva	52,200,674	99.99
Zaira Z. da Silva	1	0.00
Joana Z. da Silva	1	0.00
	52,200,676	100.00

Kátia da Silva Bartsch Adm. Ltda. (e)

	Common Shares	%
Kátia da Silva Bartsch	52,200,674	99.99
Bruna da Silva Bartsch	1	0.00
Ricardo Bartsch Filho	1	0.00
	52,200,676	100.00

Tânia Marisa da Silva Adm. Ltda. (f)

	Common Shares	%
Tânia Marisa da Silva	52,200,674	99.99
Alberto da Silva Geffert	1	0.00
Júlia da Silva Geffert de Oliveira	1	0.00
Henrique da Silva Geffert	1	0.00
	52,200,677	100.00

Márcia da Silva Petry Adm. Ltda. (g)

	Common Shares	%
Márcia da Silva Petry	52,200,674	99.99
Ana Flávia da Silva Petry	1	0.00
Helena Marina da Silva Petry	1	0.00
	52,200,676	100.00

Solange da Silva Janssen Adm. Ltda. (h)

	Common Shares	%
Solange da Silva Janssen	52,200,674	99.99
Renata da Silva Janssen Decker	1	0.00
Paula da Silva Janssen	1	0.00
	52,200,676	100.00

Valsi Voigt Adm. Ltda. (i)

	Common Shares	%
Valsi Voigt	79,302,024	99.99
Dora Voigt de Assis	1	0.00
Livia Voigt	1	0.00
	79,302,026	100.00

Miriam Voigt Schwartz Adm. Ltda. (j)

	Common Shares	%
Miriam Voigt Schwartz	79,302,024	99.99
Eduardo Voigt Schwartz	1	0.00
Livia Voigt Schwartz	1	0.00
	79,302,026	100.00

Cladis Voigt Trejes Adm. Ltda. (k)

	Common Shares	%
Cladis Voigt Trejes	79,302,024	99.99
Pedro Voigt Trejes	1	0.00
Felipe Voigt Trejes	1	0.00
	79,302,026	100.00

Diether Werninghaus Adm. Ltda. (l)

	Common Shares	%
Diether Werninghaus	58,380,742	99.99
Anne Marie Werninghaus	1	0.00
	58,380,743	100.00

Heide Behnke Adm. Ltda. (m)

	Common Shares	%
Heidi Behnke	58,380,742	99.99
Davi Ricardo Behnke	1	0.00
Daniel Ricardo Behnke	1	0.00
	58,380,744	100.00

Eduardo & Luísa Werninghaus Adm. Ltda. (n)

	Common Shares	%
Eduardo Werninghaus	29,190,371	50.00
Luisa Werninghaus Bernoldi	29,190,371	50.00
	58,380,742	100.00

Martin Werninghaus Adm. Ltda. (o)

	Common Shares	%
Martin Werninghaus	58,380,742	99.99
Ricardo Werninghaus	1	0.00
Mariana Werninghaus	1	0.00
	58,380,744	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on March 31, 2007:

Shareholders’	Common Shares	%
a) Controlling shareholders	77,807,060	46.88
b) Executive officers and Fiscal Council	202,736	0.12

b.1)  Executive Officers and Fiscal Council

Shareholders’	Common Shares	%
Board of Directors – Direct participation	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	—

6) Free Float shares

On March 31, 2007 there were 87,517,130 common shares outstanding (free-floating), 52.73% of total issued.

7) Compromissory Clause

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

RELEASE 05.08.2007 - PERDIGÃO SALES GROW MORE THAN 45% IN THE FIRST QUARTER

Recovery in export business and domestic market performance contribute to improvement in margins

Perdigão ended the first quarter 2007 recording gross sales of R$ 1.8 billion, 45.2% more than for the same period in 2006. Results were boosted by a recovery in exports – revenues from which were up 48% - as well as  a good domestic market performance with sales 43.2% higher.

Cash generation as measured by EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 168.3 million, equivalent to an increase of 91.2% in relation to the first quarter 2006. EBITDA margin grew 8.3% to 11.1%, and close to the average historical margins for the Company. Operating income reached R$ 94.7 million, an increase of 260.4%.

The improvement in operating margins during the period is indicative of the success of the Company’s strategies focused on increasing productivity, sales efficiency, and the reduction of costs and expenses, combined with the more buoyant export and domestic markets.

Business in the Company’s leading export markets confirmed the tendency in improved demand already noted in the second half of 2006 following the downturn due to the avian influenza outbreaks. Between January and March, export volumes increased 38.8% against the first quarter of 2006.

Among the factors positively impacting Perdigão’s performance in the domestic market were the dairy-processed product segment, which accounted for 20.5% of the revenues from this market and totaling R$ 211.4 million. In addition, growth in incomes resulted in increased domestic consumption, which was also favored by a decline in interest rates and low inflation.

Net income for the quarter was R$ 62.7 million, a year on year improvement of 503.4%, reflecting ongoing efforts to expand operations and diversify business platforms as part of the objective of diluting risk.

At the beginning of the year, Perdigão implemented a broad restructuring of its management system for sustaining company growth in the years ahead, the company ceasing to be managed by areas, instead adopting the Business Unit model.

CAPITAL EXPENDITURES

During the first quarter 2007, Perdigão invested R$ 125 million, 31% more compared with the same period in 2006. The larger part of these resources were allocated to new projects for increasing productive capacity to meet demand from the principal markets and to ensure Company’s continued sustained growth.

Some 29.6% of total capex was invested in the Mineiros Agroindustrial Complex in the state of Goiás and unveiled in March. The unit is to be used for the slaughter and processing of special poultry (turkeys). When fully operational, the Complex will have a capacity to process 81 thousand ton/year.

Again in March, Perdigão acquired Sino dos Alpes Alimentos Ltda., located in the city of Bom Retiro do Sul (RS) and a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the Italian specialty meats sector. The cost of the acquisition was approximately R$ 8.5 million and will allow the Company to centralize the production of small-scale items at a single industrial unit. As part of the negotiations, the two companies also signed  agreements to exchange technology and for the reciprocal sale of products.

During the period, the Company made its debut in the pet feed market with the launch of dog food products under the Balance and Supper brand names. These are the first of the Essencial Pet Care product portfolio, a division created especially for the segment. Perdigão invested approximately R$ 4 million in the assembly of a modern pet food line at the animal ration plant at Francisco Beltrão (PR).

QUARTER’S  HIGHLIGHTS

	R$ million
	1Q07	1Q06	Change %
Gross Sales	1,784.7	1,229.1	45.2
Domestic Market	1,032.3	720.8	43.2
Exports	752.4	508.3	48.0
Net Sales	1,523.1	1,055.5	44.3
Gross Profits	411.1	249.4	64.8
EBIT	94.7	26.3	260.4
Net Income	62.7	10.4	503.4
EBITDA	168.3	88.1	91.2
Capex	125.0	95.4	31.0
Earnings per share R$*	0.38	0.08	386.7

* Consolidated Earnings per Share (in R$), excluding treasury shares. The free float for the 1st quarter 2006 used in this calculation was adjusted to reflect the April 2006 stock split.

EXPORTS

Exports amounted to R$ 752.4 million, representing 48.7% of net sales during the quarter, although currency devaluation impacted revenue when translated into Brazilian Reais.

With the recovery in consumption in the Company’s leading export markets, combined with the adjustments in world inventory and an improvement in the supply/demand equation, the sale of in natura poultry grew 32.9% in volume and 44.4% in sales revenue. Pork/beef products reported a growth of 37.4% in volume and 43.6% in sales revenue, despite the pressure on international prices and Russian trade restrictions on pork  items from some Brazilian provincial states.

The increase in the sales of special poultry and specialty products posted a particularly strong performance in the elaborated/processed category, which saw an increase of 65.4% in volume and 60.3% in sales revenue.

Average export prices recovered during the period in relation to the first quarter 2006, registering a growth of 11.2% in US dollars and 6.6% in Reais. This performance could have been even better had it not been for the appreciation of 3.5% in the Real against the US dollar compared with the previous fiscal year. Average costs increased 1.9% due to the rise in leading grain prices.

DOMESTIC MARKET

Gross sales to the domestic market reached R$ 1 billion in the first quarter. Sales volume of meats increased 4.4%, amounting to 149.5 thousand tons. Processed products spearheaded sales in this business with volumes at 134.3 thousand tons, equivalent to an increase of 14.4% against the same period 2006. Sales revenue rose 15.9%, totaling R$ 631.3 million.

Due to stronger exports of in natura products, this item registered a decline of 40.9% in volume and 14.2% in revenue in the domestic market. These figures are significant since they reflect the reversal of an atypical scenario prevailing in the first quarter of 2006 when such commodity-type items were redirected to the domestic market due to a slump in international demand.

The good performance of the dairy-processed business was responsible for 20.5% of the Company’s sales to the domestic market. While this business was only consolidated in Perdigão’s results as from June last year with the concluding of the acquisition of a  51% controlling stake in Batávia S/A,  for comparative purposes, growth in relation to the first quarter 2006 was 9% in milk volume and 20% in dairy processed products, fruit juices and others.

Average domestic market prices increased 7.6% for meat products and 4.1% for dairy-processed items. In the case of meats, average costs were 0.1% lower contributing to an improvement in margins despite the pressure of increased grain prices.

According to AC Nielsen data , the company reported the following market share in the most recent bi-monthly period of this year: ready-to-eat dishes/pastas – 44.1%; frozen pizzas – 39.2%; frozen meats – 35.3%; specialty meats – 25.3%; dairy-processed products – 14.5%.

STOCK MARKET

Share trading volume on the São Paulo Stock Exchange and NYSE (New York Stock Exchange) amounted to US$ 9.4 million/day, corresponding to a growth of 22%. In comparison with the same quarter 2006, the shares appreciated 21.7% and ADRs, 29.6%.

RELEASE 04.26.2007 – ANNOUNCEMENT TO THE MARKET

PERDIGÃO S.A.
A Publicly-held company
CNPJ/MF n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

The Board of Directors, in a meeting held today approved, for a two-year term, the nomination of the following executive officers:

Chief Executive Officer: Nildemar Secches
Chief Financial Officer: Wang Wei Chang
Chief Operating Officer: Paulo Ernani de Oliveira
General Officer of Perdigão Business: José Antonio do Prado Fay
General Officer of Perdix Business: Antonio Augusto de Toni
General Officer of Batavo Business: Wlademir Paravisi
Supply Chain Officer: Nilvo Mittanck
Business Development Officer: Nelson Vas Hacklauer
Technology Officer: Luiz Adalberto Stabile Benício
Human Relations Officer: Gilberto Antonio Orsatto
Institutional Relations Officer: Ricardo Robert Athayde Menezes

Besides this, the Board of Directors Advisors Committees were nominated as follows:

Ethic and Governance Committee:

Décio da Silva, Marcelo de Souza Muniz, Maurício Novis Botelho, Nildemar Secches and Paulo Ernani de Oliveira.

Strategic and Financial Committee:

Jaime Hugo Patalano, Manoel Cordeiro Silva Filho, Marcelo de Souza Muniz, Nildemar Secches and Wang Wei Chang.

Compensation and Executive Development Committee:

Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Marcelo de Souza Muniz, Nildemar Secches and Gilberto Antônio Orsato.

Senior Advisory Council:

João Rozário da Silva.

São Paulo (SP), April 26, 2007.

Wang Wei Chang
Chief Financial Officer

RELEASE 04.12.2007 - PERDIGÃO BEGINS PLANNED SUCCESSION

New company CEO to be appointed in a year

At the Company’s Ordinary and Extraordinary General Meeting held today (April 12) in São Paulo, the new members of the Board of Directors of Perdigão were elected for a two-year term of office. The current make up represents a renewal of more than 50% compared with the composition of the preceding board.

Perdigão’s CEO, Nildemar Secches, was elected as Chairman of the Board in place of Eggon João da Silva, who has held the position since 1994. The remaining members are Maurício Novis Botelho, Décio da Silva, Francisco Ferreira Alexandre, Jaime Hugo Patalano, Luis Carlos Fernandes Afonso and Manoel Cordeiro Silva Filho. Attílio Guaspari, Ivan Mendes do Carmo and Vanderlei Martins were elected to the Fiscal Council/Audit Committee for a one-year term of office.

The appointment of Secches to the post of Chairman of the Board represents the start of the succession process in the Board of Executive Officers. From henceforth, Mr. Secches will accumulate the two functions. Within a year, a new CEO will be appointed, Mr. Secches continuing as Chairman of the Board of Directors.

The departure of Nildemar Secches from the Board of Executive Officers is a personal decision. “I have been in the same function for 12 years. For the Company, renewal is healthy, since a new appointee will see the same challenges and opportunities from a different view point”, he explains.

The CEO considers that this is an appropriate moment for initiating the succession process, at a time when the Company’s management system has just undergone a restructuring, with the substitution of a system based on administration according to areas by one involving  the Business Unit model. “Perdigão is a solid company, today having an administrative structure which is less dependent on the chief executive. The Company has an established capital expenditures program and an action plan out to the year 2011”, adds Secches.

“We are pursuing a process of harmonious succession. The plan was conceived with a long term horizon according to the principles of good corporate governance. The Company is prepared for this transition”, the CEO explains.

Secches says that no name has yet been chosen to take over the CEO’s post. “We expect the successor to be selected from among our own executives, although during the selection process, we have not discounted the possibility of an alternative external market solution”. Secches points out that Perdigão’s current executive officers are all well equipped to take over the position thanks to the Company’s Human Resources policy of prioritizing the professional development of its employees.

One of the techniques which the Company has adopted to leverage continuous gains and stimulate the development of its executive team is job rotation (involving changes in both position and functions). “The work of succession demands great responsibility, good planning and professional preparation. Nearly all our directors have been rotated among several posts to acquire experience and obtain an overall view of the business”, says Secches.

SUSTAINED GROWTH

Nildemar Secches has led the executive board at Perdigão for 12 years. During this period the Company has reported an average annual sales growth of 24% and 13% in volumes. Total capital expenditures including acquisitions have topped the R$ 2 billion mark. And the labor force has grown from 12,515 to 40,000.

Today, Perdigão is among the five largest players in the worldwide meat business. It is a company on an international scale and its products are sold to more than 100 countries. The goal is to become a world-class company by operating industrial facilities outside Brazil. The first stage in meeting this objective has already been accomplished with the implementation of the international commercial and distribution structures. Plans are already consolidated with the Company seeking businesses in new and competitive markets.

Nildemar Secches took over the position of Chief Executive Officer for Perdigão in 1995, the year in which the Company’s management was totally professionalized, leading to a new business culture and a strategic repositioning focused on results. For this purpose, the Company — which experienced a grave corporate crisis in the middle of the nineties — underwent a thorough corporate and administrative restructuring.

One of the key tasks for the new management was to restore the Company’s image in the market, based on management transparency, the development of a homogenous team and an adjustment in the core business - the manufacture of food products. In addition, Perdigão laid the foundations for sustained growth through the optimization of the industrial units, technological innovation and diversification of the product mix together with a logistics structure of nationwide distribution channels.

The opening of a new agricultural frontier in the Midwest of Brazil with the construction of the largest Agroindustrial Complex in Latin America in the municipality of Rio Verde (state of Goiás), was one of the landmark events during this period. In 1995, the entire Perdigão operation produced 317,000 tons/year of meats. This year, the Rio Verde unit alone is expected to produce 400,000 tons/year. The Company’s total meat output in 2006 reached 1,331 million tons.

As it diversified geographically in Brazil, at the same time, the Company implemented its internationalization project based on the introduction of a direct service structure to the customer using a specialized team of professionals for prospecting and sales. Perdigão currently runs commercial offices in the United Kingdom, the Netherlands, the United Arab Emirates (Dubai), Singapore, Japan and the Madeira Isles (Portugal), in addition to a distribution center in the Netherlands.

Perdigão has become a case study in expansion, innovation and solidity. Over the past 12 years, the Company’s market capitalization has grown by an annual average of 28% from R$ 248 million to R$ 4.5 billion nowadays. Last year, at the time of its listing on Bovespa’s New Market — the most recent and important step taken to improving corporate governance policy —, the Company consolidated its position in management excellence by guaranteeing equal rights to shareholders and offering even higher standards of operating transparency.

RELEASE 03.16.2007 - PERDIGÃO EXPANDS ITS BUSINESS IN RIO GRANDE DO SUL WITH THE ACQUISITION OF SINO DOS ALPES ALIMENTOS

A subsidiary of the Italian company, GSI, the unit produces specialty meats under the Senfter and SinoSul brand names

Perdigão has completed  negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., a subsidiary of Grandi Salumifici Italiani (GSI),  a leading Italian specialty meats group. The acquisition was worth about R$ 8.5 million. The two companies have signed a memorandum of understanding involving the exchange of technology for developing and manufacturing meat-based foodstuffs in Italy and Brazil as well as for reciprocal product sales.

Located in the city of Bom Retiro do Sul in the state of Rio Grande do Sul, the unit makes specialty pork and chicken meat-based products — among which  are frankfurters, hams, sausages, pate, cold meats and bologna sausage. Sino dos Alpes Alimentos was constituted in 1999, the result of a 50% joint venture between GSI and the traditional Rio-Grande do Sul-based cooperative, Languiru. In 2002, the Italian group acquired the cooperative’s stake and took over the entire business.

The plant makes specialty meats of high quality and taste based on special recipes, European production technology, modern equipment and new methodologies, which GSI introduced into Brazil. In addition to the Senfter brand, the company offers SinoSul branded products that combine Italian technology with  Rio Grande do Sul culinary art. These products include bologna sausage, frankfurters and sausages made from selected meats with the sophisticated taste of homemade seasoning typical of the state of Rio Grande do Sul.

Located in the Taquari Valley region 103 kilometers from the state capital of Porto Alegre, Sino dos Alpes has a constructed area of 14 thousand m2  and employs 191. The plant currently operates below its installed capacity. Given that the company is also a producer of raw material, Perdigão will be able to maximize  processing capacity, which will be totally utilized from the start of operations under the new ownership, and then subsequently expanded.

Perdigão will be able to free up  production flow bottlenecks at its plants elsewhere in the South by centralizing output of small scale lines destined for specific market niches at the Sino dos Alpes unit.

Grandi Salumifici Italiani has 150 years of experience in the production of specialty meats. In addition to Italy, where it has 11 industrial units, it runs plants in Austria (one) and in China (six), as well as commercial representative offices in Germany, France, Belgium, Croatia, Greece and Scandinavia. In 2005, group sales reached 470.4 million Euros, corresponding to a year-on-year increase of 5% in 2006. A total (with the exception of the Brazilian operation) of more than 110 thousand tons of foodstuffs were produced in the same period.

With the Casa Modena, Senfter, Unibon, Gasser, Marco Pólo and Cavazzuti brands, the group offers a complete mix of items with the genuine quality of Italian culinary art, such as cooked and uncooked hams, teneroni, salami, bologna sausage, pork collar, and sausages, among others.

PERDIGÃO IN THE STATE OF RIO GRANDE DO SUL

With the acquisition of Sino dos Alpes, Perdigão increases its presence in the state of Rio Grande do Sul,  a state considered strategic to its operations. The company already has some important exporting units in the state in Marau and Serafina Corrêa, as well as animal feed plants (Gaurama and Marau) and branches for grain purchasing (Marau, Serafina Corrêa and Casca).

The company accounts for 54.44% of the economic movement in Marau and 34.59% in the case of Serafina Corrêa. In 2006, the company’s industrial complexes in the two municipalities produced more than 242.8 thousand tons of foodstuffs.

Last year, Perdigão invested about R$ 27 million in the Rio Grande do Sul units, where it has more than 7,800 employees, and maintains partnerships with more than 1,652 hog and poultry outgrowers. In the transportation area, a further 300 indirect jobs are created thanks to contracts with 111 companies.

RELEASE 03.16.2007 – ANNOUNCEMENT TO THE MARKET

Perdigão Agroindustrial S/A and Grandi Salumifici Italiani today announced the conclusion of negotiations for the acquisition by Perdigão of Sino dos Alpes Alimentos Ltda, located in the city of Bom Retiro do Sul in the state of Rio Grande do Sul.

Grandi Salumifici Italiani, besides Italy, where it has 11 industrial units, runs plants in China (six) and in Austria (one), and offers a complete mix of items with the genuine quality of Italian culinary art.

In addition to the industrial unit, which produces processed meats, the acquisition worth R$ 8.5 million, involved a memorandum of understanding for the exchange of technology between the two companies and the mutual sale of products from their respective portfolios.

Perdigão will have the right of use of the Senfter and Casa Modena brands in Brazil for a fixed period. In the short term, the Company intends to optimize the production capacity of this unit, installing the technology and know-how responsible for Perdigão’s products being acclaimed throughout the world.

Perdigão reaffirms its commitment to sustainable growth and social responsibility, the creation of new employment opportunities and to contributing to the improvement of the quality of life of the communities where it operates.

Bom Retiro do Sul, March 16 2007

Perdigão S.A.	Grandi Salumifici Italiani
Wang Wei Chang	Management
Chief Financial Officer	Luca Sita

RELEASE 03.15.2007 – PERDIGÃO ENTERS THE PET FOOD MARKET

Company launches pet food lines to meet specific needs of each animal according to its size, age and sense of taste

In April, Perdigão is to make its debut in the Pet Food market with the launch of dog rations sold under the Balance and Supper brand names. The products will be the first in the Essencial Pet Care portfolio, a division set up especially for the segment’s products. This new business is one more step in the process of the Company’s diversification through the identification of opportunities in sectors with major growth potential.

The decision to enter this market also took into account the availability of infrastructure and raw materials used in the Company’s varied production chain. Perdigão’s advanced technology in the manufacture of rations for livestock and its extensive know-how in animal nutrition are important competitive advantages which will allow Essencial Pet Care to supply high quality products to the market.

“Perdigão operates seven animal feed plants which produce rations for the Company’s poultry and hog breeding activities as well as meeting the needs of breeders of other types of livestock. Approximately R$ 4 million has been invested in installing a modern line at the unit in Francisco Beltrão in the state of Paraná for producing chicken meat- and beef-based dog rations. Production volumes are to be adjusted according to market demand”, says Nilvo Mittanck, procurement and logistics director, who is heading up the new division.

Given the dry nature of the product, the commercial distribution of dog food will be different from the system employed for the Company’s core business, in the case of the new line, outsourced representatives and distributors being used. Perdigão’s other animal feed factories will provide logistical support for distribution in the regions where these units are installed. Initially, dog rations will be sold in the South and in São Paulo, locations where the dog population is largest.

Today, Brazil has a dog population of 28.8 million – a ratio of one dog for every six inhabitants. The Company will operate through specialized sales outlets – pet shops, veterinary clinics and agricultural product stores. In the case of the latter outlet, Perdigão is already well consolidated with sales of rations for other types of domestic pets. “Our goal is to achieve a share of 3% of total market volume by the end of 2009”, says Nilvo. For this purpose, the Company will be taking various initiatives to disseminate the new product among its target customer base.

BALANCE AND SUPPER LINE

The dog ration formulae to be sold under the Balance and Supper brands will combine carefully selected ingredients,

enriched with vitamins and mineral salts, using all that is most advanced in equipment and research.

The Balance line will be sold in five different varieties: Small Thoroughbred Puppies, Medium and Large Thoroughbred Puppies, Small Thoroughbred Adults, Medium and Large Thoroughbred Adults and Senior Adults. This latter product includes ingredients that offer the benefits of maintaining vitality, a healthy immune system, healthy joints and prevention of osteoporosis. The products will initially be sold in 1 and 15 kilo packs.

In preparing the Balance line, Essencial Pet Care has been especially careful to select nutrients, which meet the specific needs of each animal in accordance with size, age and flavor. The products include in their formulae an innovation introduced by Essencial Pet Care: together with vegetables and the traditional chicken meats and beef, the new product will contain apple, which dog owners customarily give to their pets as a healthy tidbit.

All Balance’s products will be extremely tasty thanks to the use of selected ingredients together with yeast, which acts on the intestinal metabolism, improving the absorption of nutrients. The line also has a perfect balance between Omegas 3 and 6 to ensure healthy and shiny fur as well as being highly digestible and contains Yucca extract to ensure more solid feces with reduced volume and odor.

The constant quest for a better quality of life means that dog owners are extending this concern to their pets, which are considered as members of the family. It was with this special relationship in mind that the Company has opted to exploit the healthy life concept on the Balance product line packs, which shows dogs in movement. The images reflect the equilibrium of Balance, each variety being the perfect balance between nutrition and flavor.

The Supper line will come in Puppy and Adult versions. The formulae are complete and balanced dispensing any type of food supplement. Specific ingredients provide excellent flavor, thus making the product readily acceptable to the dogs. The line will be sold in 2, 15 and 25 kilo packs and offer the choice of Meat and Bone flavors.

PETFOOD MARKET IN BRAZIL

The pet food market in Brazil is a fast expanding business. Nilvo Mittanck says that the sector has been growing at an annual average rate of 20% since 1990. “This growth has been boosted by the increasing care and importance given to pets, which are considered members of the family”, the procurement and logistics director adds.

According to the National Association of Pet Food Manufacturers (Anfal Pet), in 2005, 1.5 million tons of pet food was produced corresponding to domestic market sales of US$ 1.8 billion.

RELEASE 02.26.2007 – DOMESTIC MARKET SUSTAINS PERDIGÃO’S PERFORMANCE IN 2006

Results reflect impacts of international trading conditions

Weaker export markets adversely affected Perdigão’s 2006 financial statements. This was largely the result of a reduction in the demand for chicken meats — due to the spread of avian influenza outbreaks — and the Russian trade ban on imports of pork meat following cases of foot and mouth disease in Brazil. Company earnings were also impacted by a 10% appreciation in the Real against the US dollar.

In the light of these unfavorable conditions on the international front, the Company increased its business in the domestic market through the continued diversification of the product mix with the emphasis on high value-added products. The greater focus on domestic business improved employment rates and mass of real wages levels and the Company’s start in the dairy-processed product market were reflected in an increase of 20.1% in gross sales to the domestic market, surpassing the R$ 3.6 billion revenues.

On the other hand, exports dipped 13.3% in revenue terms, posting R$ 2.5 billion for the year. With the good performance in domestic market sales, gross sales reached R$ 6.1 billion, a 4% improvement over fiscal year 2005.

The Company reported gross profits of R$ 1.3 billion, a year-on-year decline of 7.9%, the consequence of the unfavorable business conditions for the industry, particularly in the first six months of 2006. EBITDA was down 46.9% for the period.

However, the pace of capital investments was not affected. Perdigão maintained unaltered its projects for expanding capacity and sustaining continued growth and enhanced competitiveness based on a better operating-logistics structure for capturing new customers and markets. During 2006, the Company invested R$ 637 million (including the acquisitions of Batávia and Fruitier), 127% higher than in 2005.

A substantial part of the total — R$ 130.7 million — was allocated to the new Mineiros agroindustrial complex in the state of Goiás, to be inaugurated on March 20 2007 and to be used for poultry slaughter and processing (chicken, turkey and Chester®). A further R$ 184 million were spent on expanding the capacity of the industrial units at Rio Verde (GO), Nova Mutum (MT) and Capinzal (SC). Projects for upgrading productivity were also implemented at other units and distribution centers.

FIGURES FOR 2006
	R$ million
	2006	2005	% Change
Gross Sales	6,106.0	5,873.3	4.0
Domestic Market	3,644.5	3,035.8	20.1
Exports	2,461.4	2,837.5	(13.3)
Net Sales	5,209.8	5,145.2	1.3
Gross Profit	1,344.1	1,459.3	(7.9)
EBIT	191.4	547.2	(65.0)
Net Income	117.3	361.0	(67.5)
EBITDA	331.2	623.6	(46.9)
Capex	636.9	280.0	127.0
Earnings per share R$*	0.71	2.70	(73.8)

* Consolidated Earnings per Share (in R$), excluding treasury shares. The number of shares of the 4th quarter 2005 used in this calculation was adjusted to reflect the April 2006 stock split.
DOMESTIC MARKET

In 2006, the meats business registered an increase of 8% in sales and 12.4% in sales volumes compared with the preceding year. With a weaker international market resulting in the redirection of some production volumes to the domestic market, in natura items reported a good performance, growing 53.1% in volumes and 30.8% in sales.

Average meat prices reported a fall of 4.5% for the year due to oversupply of commodities in the domestic market. The average cost also fell about 5% in spite of an increase in grain prices (corn and soybeans), principally in the final months of 2006.

Sales of dairy-processed products totaled  R$ 446.8 million, representing 12.3% of total domestic market sales revenue. Total volumes for the year amounted to 162 thousand tons.

Perdigão ended 2006 with a strong 40.7% market share in ready-to-eat dishes. In other business activities, market share for the period was as follows: frozen pizzas – 38.1%, frozen meats – 36.1%, specialty meats – 24.9% and dairy-processed products – 14.5%.

EXPORTS

Besides international restrictions on poultry consumption, the Russian trade ban on pork meats and the appreciation of the Real against the US dollar, other aspects also served to undermine company performance in overseas markets. These included reduced imports of specialty products by some Latin American countries and the delay in reestablishing normal import flows by some countries such as Japan.

Perdigão exported 695.5 thousand tons of meat, a volume practically flat in relation to 2005 (0.7% higher). Export revenues were down due to declines in  natura and elaborated/processed products of 14.5% and 8.2% respectively.

Average prices in Reais during the year were 13.7% lower than in 2005, in spite of the significant second half improvement. The fall of 7.3% in average costs helped to reduce the impact of adverse international conditions on export revenues.

STOCK MARKET

The Company’s shares and ADRs reported a better performance than the leading Bovespa (São Paulo Stock Exchange) and Dow Jones stock indexes in the final quarter. This reflected Perdigão’s improved trading performance and the corporate governance policy implemented during the period.

Share trading volume grew 103% for the year and 61.4% in the final quarter. Trading volume in the Company’s securities led sector operations on the Bovespa, representing 50.9% of total transactions for the food industry.

HIGHLIGHTS OF THE YEAR

The acquisition of Batávia in May 2006 was a strategic move and instrumental in expanding Perdigão’s activities and diversifying the supply of animal-based protein products without increasing the concentration on the meats business. Existing synergies between the two operations were also viewed as important factors for increasing Batávia’s competitiveness.

The year also saw Perdigão’s entry in Bovespa’s New Market (Novo Mercado). The New Market listing guarantees equal rights to shareholders as well as offering still higher standards of transparency to corporate operations. In so doing, it bolsters the Company’s capacity for tapping the markets for additional funding and for investing in expansion.

The public offering of shares worth R$ 800 million was one more important milestone in the Company’s development in 2006. The resources raised are being used for investments in Perdigão’s growth, strategic acquisitions and for reinforcing working capital.

4th QUARTER 2006 - PERFORMANCE IMPROVES IN THE LAST QUARTER
Numbers show recovery in the international market

Perdigão’s fourth quarter 2006 gross sales rose 22.4% in relation to the same period in 2005. Factors helping this performance were stronger domestic market turnover, with the traditional spike in sales at the end of the year, the incorporation of the dairy-processed product business, the recovery in consumption and increased demand from the main importing markets.

Gross profits reached R$ 492.5 million, a year-on-year increase of 24.3%. EBITDA was R$ 163.7 million, the same level in absolute terms compared with the final quarter of 2005.

Domestic market sales amounted to R$ 1.2 billion, 34.3% up on the same period in 2005, driven by sales of elaborated/processed meats, dairy-processed products and others.

Exports recorded a 7.2% growth in the quarter, reaching a total of R$ 734.6 million. Sales of meats totaled 195.8 thousand tons, corresponding to a growth of 13.3%. Volumes of in natura products increased 15%, on the back of sales of poultry/beef cuts.

Business reported a gradual recovery in the fourth quarter, with domestic market sales particularly buoyant and exports restoring equilibrium to the supply/demand equation. This translated into a notable recovery to 8.6% in operating margin for the period compared with 3.5% in the third quarter.

4TH QUARTER FIGURES
	R$ million
	4Q06	4Q05	% Change
Gross Sales	1,908.0	1,558.6	22.4
Domestic Market	1,173.4	873.6	34.3
Exports	734.6	685.0	7.2
Net Sales	1,612.8	1,343.3	20.1
Gross Profit	492.5	396.3	24.3
EBIT	138.2	146.4	(5.6)
Net Income	111.7	109.1	2.4
EBITDA	163.7	163.8	—
Capex	129.0	107.1	20.5
Earnings per share R$*	0.67	0.82	(17.4)

*                 Consolidated Earnings per Share (in R$), excluding treasury shares. The numbers of shares of  the 4th quarter 2005 used in this calculation was adjusted to reflect the April 2006 stock split.

RELEASE 02.14.2007 – ANNOUNCEMENT TO THE MARKET

Perdigão S.A.
Notice to Shareholders – 02/14/2007

The Board of Directors, in a meeting held on February 14, 2007, approved the distribution of dividends to shareholders.
The payment will begin on February 27, 2007, at the rate of R$ 0.02220730 per share.
This payment will be included in compulsory dividends, according to current law.
For further information, please contact:
Investor Relations Department
Av. Escola Politécnica, 760 – 2nd Floor
05350-901 - São Paulo - SP – Brazil
Telephones: (5511) 3718-5301/5306/5465
Fax: (5511) 3718-5297
E-mail: acoes@perdigao.com.br

São Paulo (SP), February 14, 2007

Wang Wei Chang
Chief Financial Officer

RELEASE 12.21.2006 – ANNOUNCEMENT TO THE MARKET

Perdigão S.A.
Notice to Shareholders – 12/21/2006

The Board of Directors, in a meeting held on December 21, 2006, approved the distribution of interest on its own capital to shareholders.

The payment will begin on February 27, 2007, at the rate of R$ 0.19030166 gross per share, with withholding tax according to the law in effect.

This payment will be included in compulsory dividends, according to current law.
For further information, please contact:
Investor Relations Department
Av. Escola Politécnica, 760 – 2nd Floor
05350-901 - São Paulo - SP – Brazil
Telephones: (5511) 3718-5301/5306/5465
Fax: (5511) 3718-5297
E-mail: acoes@perdigao.com.br

São Paulo (SP), December 21, 2006

Wang Wei Chang
Chief Financial Officer

RELEASE 12.12.2006 – INVESTMENTS OF R$460 MILLION WILL INCREASE PERDIGÃO’S GROWTH

Expansion creates a further 3,500 jobs in the Mid-west of Brazil

In spite of investments in technology at all its production lines, Perdigão is to create a further 3,500 new jobs in 2007. Most of these new posts will be concentrated in the Mid-West region where the company is to unveil one more agroindustrial complex in Mineiros (GO) in March. During 2006, the company created about 1,500 job opportunities, bringing the labor force to 37,700, an increase of 4% over 2005.

The company’s capital expenditures budget for 2007 is estimated at R$ 460 million, to be allocated to the Mineiros complex, increased chicken slaughtering capacity at Nova Mutum (MT) and the consolidation of the duplication of hog slaughtering capacity at Rio Verde (GO). The company is also to implement new lines for the production of processed items (hams and sausages among others) as well as a modern pizza production line at the Rio Verde plant. Additional investments will be made in logistics, in the construction of new Distribution Centers and the expansion of others already in operation.

Next year, Perdigão is to intensify its business in the beef segment, building a meat processing plant in the state of Goiás. The location and investment value of the new unit will be decided in the first semester of 2007. The company intends to direct 80% of the production from the new unit to the export market.

Out of the 3,500 jobs to be created, at least a thousand will be at the Mineiros complex, where the company will begin turkey and chicken slaughtering activities in March. Perdigão is investing R$ 240 million at the new unit, the total value of the project amounting to R$ 510 million — the integrated outgrowers will invest the remaining R$ 270 million. The other jobs will be spread between the Rio Verde (GO) and Nova Mutum (MT) units, during the course of the year constituting important expansion projects.

“Perdigão is forecasting consolidated gross sales of R$ 6.1 billion for this year and closing with an increase of 7% in total sales volumes in the meat business, the main source of growth being the domestic market (an increase of approximately 13%). During the entire first semester, the company reported falling demand due to the avian influenza outbreaks although the last few months have shown signs of recovery in exports of chicken meat. However, export volumes are expected to remain stable in relation to 2005”, comments CEO, Nildemar Secches.

Compared with 2005, 2006 saw a fall in the costs of raw materials (corn and soybeans). The decline estimated at 15% was due to excess grain supply on the market — the result of favorable climatic conditions producing a good crop in both the domestic and international markets —, as well as the appreciation of the Real against the US dollar.

The dairy processed product segment reported an increase of 12% in sales volume, the result of improving disposable incomes and increased consumption. The Batávia acquisition in May of this year was strategic for the company, allowing it to expand activities and diversify the supply of animal-based protein products, at the same time without increasing concentration on the meat business. In addition, the capture of existing synergies between the two operations were considered key for increasing Batávia’s competitive edge. In 2007, the growth in the dairy processed product segment is expected to be in the region of 12%.

NEW MARKET

During the year, Perdigão made its debut on the São Paulo Stock Exchange’s New Market (Novo Mercado). The decision to list on this market was a strategic one and assures equal rights to all shareholders, offering a higher standard of transparency. The listing also enhances the company’s capacity to tap sources of funding and invest in expansion.

Daily share liquidity rose from US$ 4 million to US$ 8.1 million/day, an accumulated growth of 103% in 2006 compared to the same period in the preceding year. The company is now included in the IBOVESPA, as well as being a component of all the leading São Paulo Stock Exchange’s indexes, including the ISE – the Corporate Sustainability Index.

The company’s public share offering in October was instrumental in raising R$ 800 million and was an important milestone in Perdigão’s corporate history. With this operation, combined with the listing on the New Market and the introduction of mechanisms to ensure shareholder protection, the company is now ready to advance further in its sustainability cycle, generating shareholder value and improved liquidity. The funds raised from the primary share offering will be used for the acquisition and expansion of new businesses in the dairy processed products, beef and margarine segments.

OUTLOOK

Perdigão forecasts that total sales volume in the meat business will grow more than 10% next year, with a recovery in exports and a gradual normalization of traditional markets — affected by animal health problems. The outlook is for an increase in the domestic market of 7% and more than 15% in exports as new markets are opened and the company’s beef business increases.

Perdigão’s budget for 2007 has been prepared on the basis of macroeconomic forecasts of an increase in GDP of 3.2% and annual inflation at about 4% with falling interest rates and a relatively stable foreign exchange rate.

In 2007, the cost of grains is expected to increase, notably in the case of corn due to the reduction in world inventory and an increase in consumption due to ethanol production in the United States.

 RELEASE 12.04.2006 – BATÁVIA ACQUIRES FRUITIER, A LINE OF FRUIT-BASED DESSERTS

New Product diversifies and expands the company mix

Batávia S.A. – Indústria de Alimentos, a subsidiary of Perdigão, bought for around R$ 2 million from the French group Andros — one of the largest European fruit processors — the assets, the operational process technology and the license agreement to use Fruitier brand of fruit-based desserts, all in Brazil. Through this acquisition Batávia enters a new and important market segment.

The Fruitier dessert is a premium product, low fat and based exclusively in fruit – without conserving, colorants, artificial flavouring, gluten, lactose and sacarose. The product is presented in two versions, creamy and creamy with fruit pieces, ideal to keep a balanced diet and supplement the daily fruit consumption in a practical, natural and flavour way, and can also be consumed by children.

These acquisition marks the beginning of the growth that Perdigão draw for Batávia, when the Company bought Batávia’s shareholders’ control last May. This draft includes the increase of Batávia’s refrigerated line. Besides this the Company considered the synergy on the refrigerated chain to distribute and conserve this new products. Batávia already offers a diversified mix composed by yogurts, petit suisse, other dairy desserts, pasteurized, UHT, flavoured and fermented milk, juices and soy-based juices among ohter products.

Fruitier products are sold in all Brazilian state and are presented in cups – like yogurt cups – on 13 flavours. The fruit creamy are based on plum/coconut, banana, banana/açaí/guarana, banana/apple/papaya, orange/acerola, passion fruit, pear fruit and grape. The creamy with fruit pieces are based on red fruits, apple, pear fruit, passion fruit/pineapple and peach/apricot.

RELEASE 11.30.2006 – PERDIGÃO APPEARS IN THE BOVESPA’s CORPORATE SUSTAINABILITY INDEX ONCE AGAIN

Perdigão is one of 34 companies representing 14 sectors and
the only one from its own operating area

For the second consecutive years, Perdigão is the only company from the Meat and Derivatives sector to be part of the Corporate Sustainability Index (local acronym ISE) of the São Paulo Stock Exchange, the Bovespa, which comes into effect on Friday (1/12). The index was created last year as a pioneering initiative in Latin America and highlights shares issued by companies with a high degree of commitment to sustainability and social responsibility.

The new portfolio will be valid until November 30, 2007 and brings together 43 shares from 34 companies, representing 14 sectors. The first portfolio consisted of 34 shares issued by 28 companies from 12 different sectors. From the day of its launch — December 1, 2005 — until November 29 of this year, the ISE registered an appreciation of 34%. In 2006, it registered an accumulated rise of 28.8%.

The companies which make up the new ISE portfolio were chosen through a survey of the companies with the 150 most liquid shares on the Bovespa. The survey was undertaken by the Center of Sustainability Studies of the Business Management School of São Paulo of the Fundação Getúlio Vargas (FGV).

Perdigão entered the Novo Mercado of the Bovespa this year. The new capital structure has widened the company´s shareholder base and control, in line with that of large international corporations. The new model, which brings greater transparency and liquidity to the shareholders and investors, has strengthened the base for the company´s sustained growth.

ISE IN THE BOVESPA

The ISE reflects the return of a portfolio made up of shares of companies with the best performances in all the elements which measure corporate sustainability. It was created with the aim of becoming a benchmark for socially responsible investment and also to encourage good business practices among Brazilian companies.

The index is calculated by the Bovespa during the trading session, based on the latest prices on the spot market. The shares which comprise the ISE are selected from among those which are the most traded on the Bovespa in terms of liquidity and weighting in the portfolio by the market value of the tradable assets.

The ISE was formulated within the international Triple Bottom Line (TBL) concept which assesses environmental, social and economic and financial elements in an integrated way. The TBL principles were complemented by the addition of three other indicators: corporate governance, general characteristics and the nature of the product.

RELEASE 11.23.2006 – ANNOUNCEMENT TO THE MARKET

PERDIGÃO S.A.
Publicly-held Company
CNPJ/MF nr. 01,838,723/0001-27

ANNOUNCEMENT TO THE MARKET

On the Board of Directors Meeting that took place today the indication of the regular members that compose the Board of Directors Advisors Committee was approved, composed as follows:

Ethic and Governance Committee:

Almir de Souza Carvalho, Cláudio Salgueiro Garcia Munhoz, Nildemar Secches, Paulo Ernani de Oliveira and Marcelo de Souza Muniz.

Strategic and Financial Committee:

Jaime Hugo Patalano, Sérgio Wilson Ferraz Fontes, Nildemar Secches, Wang Wei Chang and Marcelo de Souza Muniz.

Compensation and Executive Development Committee:

Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Nildemar Secches, Wlademir Paravisi and Marcelo de Souza Muniz.

São Paulo (SP), November 23rd, 2006.

Wang Wei Chang
Chief Financial Officer

RELEASE 10.27.2006 – ANNOUNCEMENT TO THE MARKET

PERDIGÃO S.A.

São Paulo, Brazil, October 17, 2006 — Perdigão S.A. (the “Company”) today was advised that the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) had not granted the Company’s request to permit its pending offering to be priced this afternoon, October 17, 2006. As previously disclosed, the CVM issued on October 16, 2006 a communication extending for 15 days its review period for the offering, after a broker-dealer that was participating in the offering of common shares in Brazil had been named in a Brazilian newspaper article as a source of certain statements about the projected future value of the Company’s common shares. The CVM decided, however, to reduce this extension of the review period to 10 days. Unless the CVM’s review period is further shortened, the pricing date of the global offering is expected to be October 26, 2006, and the closing date, November 1, 2006.

*     *     *

A registration statement relating to the securities offered in the international offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

RELEASE 08.14.2006 – PERDIGÃO: RESULTS REFLECT IMPACTS OF INTERNATIONAL SCENARIO

Adverse scenario has not inhibited Company’s expansion plans

Perdigão’s second quarter’s earnings figures reflect the current atypical phase experienced by the meats industry since the end of last year associated with the international trading environment following weaker demand for chicken meats due to avian influenza outbreaks and the Russian ban on pork meat imports due the detection of foot and mouth disease in Brazil. This scenario has seen narrower margins during the period, thus undermining company performance.

In spite of reporting negative results, the Company has sought to growth rates achieved since 1994. This has been pursued through increasing capacity in the meats segment and implementing the strategic plan to optimize the supply chain by diversifying  activities into the dairy-processed products sector with the acquisition of Batávia, and by upgrading beef and margarine businesses.

These new initiatives have resulted in a good domestic market performance during the second quarter, with a growth of 17% in meat volume and 9.5% in gross sales in relation to the same period in 2005. Processed products also reported good performance with a year-on-year increase of 18.3% in volume and 13.8% in sales.

Domestic sales  in the quarter amounted to R$ 801 million, driven largely by sales of in natura products and dairy-related activities representing 7.5% of total domestic market turnover. Dairy-processed product sales were only consolidated into the Company’s figures as from June 2006.

The Company’s export business lost ground as a share of total sales during the period, recording a year-on-year decline of 1.3% and 21.3% in volume and sales, respectively. Perdigão is confronting this trough in the industry cycle with measures to cut costs and expenses and implementing projects for enhancing  productivity and adding value, and, in turn laying the foundations for further export opportunities. Despite the difficulties, the outlook for the next few months is favorable, with sales volumes to European and Middle Eastern markets gradually returning to traditional levels and prices recovering.

In the quarter, gross consolidated sales were R$ 1.4 billion, 6% less in comparison with the same period in 2005. This reflected the pressure from falling average prices, particularly exports, caused by an oversupply of chicken meats in some importing countries as well as Brazil, in spite of the efforts made in the preceding quarter to recalibrate production in relation to demand. All these factors contributed to the Company registering a net negative margin of 2.2%, and a R$ 26.3 million loss.

EBITDA reported a reduction of 89%, due to falling export volumes and prices.

However, the adverse trading environment in no way inhibited the Company’s expansion plans, with capital expenditures amounting to more than R$ 153.7 million in the quarter, 177.2% more than invested between May and June 2005, in addition to the approximately R$ 110 million expended on the acquisition of Batávia. Capital expenditures were allocated to work on the new Mineiros agroindustrial complex in the state of Goiás and the expansion and modernization of production at the Company’s industrial plants in the South and the Mid West.

THE QUARTER’S NUMBERS

	R$ million
	2Q06	2Q05	% Change
Gross Sales	1,392.8	1,483.2	(6.1)
Domestic Market	801.1	731.6	9.5
Exports	591.7	751.6	(21.3)
Net Sales	1,201.4	1,311.6	(8.4)
Gross Profit	251.7	368.6	(31.7)
EBIT	(20.5)	141.2	—
Net Income	(26.3)	83.5	—
EBITDA	17.6	159.6	(89.0)
Capex	153.7	55.4	177.2
Earnings per share R$*	(0.20)	0.63	—

* Consolidated Earnings per Share (in R$), excluding treasury shares
FIRST SEMESTER PERFORMANCE

The domestic market reported a good first semester performance. Gross sales reached R$ 1.5 billion, equivalent to an increase of 5.3% compared with the accumulated result to June 2005. Meat volumes were up by 15.4%, while other processed products jumped  27.2%. Both average prices and costs fell 8% and 6.2%, respectively, compared with the same period last year.

According to Nielsen data, Perdigão’s market share in frozen meats for the semester was 34.5%, specialty meats, 24.5%, while in ready-to-eat dishes its share was 36% and in frozen pizzas, 34.8%. The Company’s business now incorporates dairy-processed products, in which Batávia has a market share of 12.9%.

Given the adverse trading environment already mentioned, sales amounted to R$ 1.1 billion, a fall of 22% against the first semester in 2005. Meat volumes were down 4.6%.

THE SEMESTER’S NUMBERS
	R$ million
	1S06	1S05	% Change
Gross Sales	2,621.9	2,854.8	(8.2)
Domestic Market	1,521.9	1,444.9	5.3
Exports	1,100.0	1,409.9	(22.0)
Net Sales	2,256.9	2,515.1	(10.3)
Gross Profit	501.2	697.7	(28.2)
EBIT	5.8	263.2	(97.8)
Net Income	(15.9)	155.3	—
EBITDA	79.3	301.9	(73.7)
Capex	247.6	114.3	116.6
Earnings per share R$*	(0.12)	1.16	—

*  Consolidated Earnings per Share (in R$), excluding treasury shares

RELEASE 08.07.2006 – ANNOUNCEMENT OF A MATERIAL FACT

PERDIGÃO S.A.
A Publicly Held Company
CNPJ/MF nº 01.838.723/0001-27

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to paragraph 4, article 157 of Law 6.404/76, and in accordance with the provisions of article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or “Company”), wishes to inform the market that:

•                  On August 7, 2006, the Company filed a request with the Brazilian Securities and Exchange Commission (“CVM”) for the registration of a Public Offering for the Primary Distribution of common shares, with no par value, and filed a related registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) (the “Offering”);

•                  The Offering shall include: (a) the public distribution of common shares in Brazil in the over-the-counter market (mercado de balcão não organizado) pursuant to CVM Instruction 400/03, as amended, with sales efforts overseas; and (b) the offering of common shares overseas, including in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”);

•                  The Offering shall be conducted within the limits of the Company’s authorized capital, and the number of shares to be issued, as well as the other conditions of the offering, shall be approved by the Company’s Board of Directors in due course;

•                  The completion of the Offering is subject to the prevailing conditions in the domestic and international capital markets as well as to the registration of the securities with the CVM and the SEC.

São Paulo, August 7, 2006

Wang Wei Chang
Chief Financial Officer

This announcement is not an offer of securities for sale in Brazil, in the United Staesor elsewhere. Securities may not be offered or sold in the United Sates absen registration or an exemption from registration under the Securities Act of 1933, as amended. Perdgão intends to register part of the proposed global offering in the United States. Any pubc offering of securites to be made in the United States wl be made by means of a prospectus that may be obtained from Perdigão, which prospectus will contain detailed information about Perdigão and its management, as well as its financial statements.

RELEASE 07.21.2006 – ANNOUNCEMENT OF A MATERIAL FACT

PERDIGÃO S.A.
A Publicly Held Company

CNPJ/MF nº 01,838,723/0001-27

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to Paragraph 4 of Article 157 of Law 6,404/76 and in accordance with the provisions of Article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or the “Company”), announces that:

1.               On July 20 2006, Sadia S.A. (“Offeror”) disclosed an Announcement of a Relevant Fact in which it notified a revised offer from the one originally made in the “Notice of Tender Offer for Acquisition of Shares Issued by Perdigão S.A.”, published on July 17, 2006, from R$ 27.88 to R$ 29.00 per share issued by the Company (“Offer”).

2.               The Company has once again received formal declarations refusing the said Offer from the shareholders PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil, PETROS – Fundação Petrobrás de Seguridade Social, Fundação Telebrás de Seguridade Social – SISTEL, Fundação de Assistência e Previdência Social do BNDES – FAPES, VALIA – Fundação Vale do Rio Doce de Seguridade Social, REAL GRANDEZA – Fundação de Previdência e Assistência Social, PREVI-BANERJ – Caixa de Previdência dos Funcionários do Sistema Banerj, PSPP – Perdigão Sociedade de Previdência Privada, Fundo de Investimento em Títulos e Valores Mobiliários – Librium and WEG Participações e Serviços S.A., the foregoing shareholders representing 55.38% of the capital and voting stock. These declarations have been forwarded to the Brazilian Securities and Exchange Commission - CVM.

3.               Given the reaffirmation by the Offeror of all the remaining terms and conditions of the Offer, the Company reiterates the clarifications set out in the Announcement of a Relevant Fact published on July 18, 2006. The Company’s management confirms that it will not be convening a General Shareholders’ Meeting for the selection of the financial institution to prepare a valuation report pursuant to articles 37 and 43 of the Company’s Bylaws.

 São Paulo, July 21, 2006.
Wang Wei Chang
Chief Financial Officer

RELEASE 07.19.2006 –RELEVANT FACT

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to the Official Letter /CVM/SEP/SER/Nr 91/2006 dated 07.19.2006 and in addition to the relevant fact we disclosure previously on 07.19.06, we inform that the Company reaffirms the refuse of its shareholders to the referred tender offer.

São Paulo, July 19, 2006

Wang Wei Chang
Chief Financial Officer

RELEASE 07.18.2006 –RELEVANT FACT

PERDIGÃO S.A.

A Publicly Held Company
CNPJ/MF nr. 01,838,723/0001-27

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to Paragraph 4 of Article 157 of Law 6,404/76, and according to the provisions of Article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or the “Company”), wishes to announce that:

1.               On July 17 2006, Sadia S.A. (“Offeror”) published a “Notice of Tender Offer for Acquisition of Shares Issued by Perdigão S.A.”, the purpose being to acquire at least of 50% plus 1 of the shares of the Company, up to all of the said shares, pursuant to articles 37 and 38 of Perdigão’s Bylaws (“Company Bylaws”).

2.               Article 37 of the Company’s Bylaws states that “Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Company shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Company, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Company, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Article.”

3.               Hence, the event for which Article 37 of the Company’s Bylaws gives as a condition for the said article’s application is the ownership of shares representing at least 20% of the total shares issued by the Company, this condition not being satisfied by the Offeror.

4.               In the light of this, the Company’s management informs that it will not be convening a General Shareholders’ Meeting for the purpose of appointing a financial institution for preparing a valuation report pursuant to articles 37 and 43 of the Company’s Bylaws.

5.               The Company further informs that it has received written manifestations rejecting the tender offer on the part of shareholders jointly representing more than 55% of the social capital.

São Paulo, July 18 2006.

Wang Wei Chang
Chief Financial Officer

RELEASE 06.27.2006 – PERDIGÃO UNVEILS EFFLUENT TREATMENT SYSTEM

The system being commissioned and costing R$ 7.5 million, has already been awarded Fritz Müller Prize

On Tuesday June 27 at the Capinzal (SC) industrial unit, Perdigão unveils one of the most advanced systems for treating effluent — water containing organic waste generated during the production process —, and the result of an investment of about R$ 7.5 million. This inauguration is part of the events marking World Environment Day, commemorated on June 5. CEO Nildemar Secches, Chief Operating Officer Paulo Ernani de Oliveira, and Perdigão’s regional director for the mid-western area of the state of Santa Catarina, Nilvo Mittanck are to be present at the unveiling ceremony.

Given its pioneering nature and size, the new system has already been awarded the Fritz Müller Prize, the principal environmental award made by the Environment Foundation (Fatma) and by the government of the state of Santa Catarina. This is the sixth time and the fourth consecutive year that the company has featured prominently in the Fritz Müller awards. On this occasion, the 2006 award was made to the company in the Pollution Control and Emphasis on Water Category.

“Currently, this is the company’s largest project in the environmental improvement field”, Engineer Marco Antônio Santos, the regional Environmental Management Committee coordinator says of the Capinzal Effluent Treatment System. And with the installation of the new system, there is no lack of local examples of the beneficial impacts on the environment. In addition to saving enough water to supply a city of 25,000, the quality of the water discharged into the Santa Cruz River will be better than when first pumped into the industrial unit.

Marco Antônio explains that the new effluent treatment system in Capinzal — a unit responsible for the daily slaughtering of approximately 500,000 head of poultry — will increase the reutilization of water in the industrial process by 20%. Reutilization of water is a practice adopted at all Perdigão’s plant, underlining the company’s commitment to the continuous promotion and improvement in environmental practices and contributes to the objective of achieving the sustainable development of the businesses.

With the conclusion of the system, Capinzal will enjoy the same level of excellence in effluent treatment as the units at Videira and Herval d´Oeste (SC), Marau (RS), and Rio Verde (GO), which already operate using the aerobic system (see following explanation). The same system is also to be installed at the Mineiros (GO) agroindustrial complex, currently under construction.

UNDERSTAND THE TREATMENT PROCESS

The new system — known as the aerobic or activated sludge system — substitutes the anaerobic system, in which effluent is treated in tanks through the digestion of organic matter using anaerobic bacteria (responsible for the production of strong odors). In the aerobic system, microorganisms are used to degrade organic substances. This process has various advantages, among which are the reduced odor level, a greater degree of safety and the possibility of greater use of reutilized treated water. The new Capinzal system is comprised of two lagoons with a capacity for 20,000 m3 (aerobic reactor) and 10,000 m3 (sludge deposits), respectively, and eliminates the inconvenience caused to the neighboring population due to gas emissions.

Effluent treatment takes place in some stages. At the first stage, immediately on discharge from the plant, the effluent undergoes a screening and flotation process for separating the liquid phase from the solids — grease is separated and reused. In the following phase, the liquid material is passed through an aerobic reactor, receiving oxygen to feed the microorganisms that eliminate the pollutants.

Thereafter, the resulting sludge is separated out in two sedimentation tanks, each one 29 meters in diameter. Having been mineralized and completely stabilized, the sludge is used as fertilizer by the company’s integrated outgrowers or for its reforestation projects.

RELEASE 06.09.06 - ANNOUNCEMENT TO THE MARKET

PERDIGÃO S.A.
PUBLICLY HELD COMPANY
CNPJ/MF NUMBER 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Perdigão S.A. announces that today the acquisition of 51% of the capital stock of Batávia S/A Indústria de Alimentos became effective, after judicial compliance, by PDA Distribuidora de Alimentos Ltda., in accordance with the Relevant Fact released on May 26, 2006.

São Paulo, June 9, 2006

Wang Wei Chang
Chief Financial Officer

RELEASE 05.26.06 - PERDIGÃO ACQUIRES CONTROL OF BATÁVIA

Company diversifies into a new segment,
maintaining its growth strategy

Parmalat’s Creditor’s Meeting in Brazil today approved changes in the company’s Judicial Recovery Plan allowing negotiations for the sale of Parmalat Alimentos to Fundo de Investimentos LAEP (Investment and Restructuring Fund) to be concluded. Immediately subsequent to this event, AGORD – a company belonging to Fundo de Investimentos – made a capital injection of R$ 20 million into Parmalat Alimentos, thereby taking a 98.5% controlling stake in the company.

In line with the sequence of decisions taken by the Meeting, the new Parmalat has signed a purchase contract worth R$ 101 million with Perdigão whereby the latter will take a controlling stake (51%) in Batávia S/A, the agreement including the use under license of the Parmalat brand name for dairy processed products. This operation has now to be ratified by the Judge of the 1st Court of Bankruptcies and Judicial Recoveries, where the Parmalat suit is currently sub judice.

The business acquired by Perdigão in the dairy products segment generates annual sales of approximately R$ 650 million. As a result, the Company continues to pursue its objectives of maintaining growth at similar percentages to those experienced in the past decade, both in sales and volume terms, without however, increasing the concentration of the business in the poultry and pork segments.

Perdigão is diversifying into the dairy products market in partnership with Cooperativa CCLP – Cooperativa Central de Laticínios do Paraná – and Agromilk, both of which will continue to hold a total 49% stake in Batávia S/A – Indústria de Alimentos’s capital.  Batávia is a company based in Carambeí in the state of Paraná, also having agroindustrial operations in the state of Santa Catarina.

The Company’s partners have long experience in producing milk in one of the most efficient milk-producing regions of Brazil. Since the sale of Frigorífico Batávia to the Company in 2000, both have enjoyed a close commercial relationship with Perdigão.

The meat and dairy products operations will remain separate, although the Company believes that the synergies between these operations and Perdigão’s modern management system can be important tools for increasing Batávia’s competitiveness over the medium term.

Today, the Batavo brand has a strong penetration in the markets of the South and Southeast and now using the Perdigão distribution network will be well placed to obtain market share in the North and Northeast of Brazil as well.

The third ranked company in the dairy industry with a 13.1% market share,  Batavo employs more than 1,700 at its two units — Carambeí in the state of Paraná and Concórdia in the state of Santa Catarina — selling a mix of more than 200 dairy-based and dairy processed products ranging from pasteurized and UHT milk, aromatized, fermented and chocolate-flavored milks to yogurts, fruit juices, soybean-based drinks, cheeses, petit suisse, desserts and confectionary.

The company’s production volume is made up of 40% milk-based products and the remaining 60%, other products. In 2005, the Brazilian market for Processed Milk products such as cheese cuts, yogurts and pasteurized milk was worth more than R$ 3 billion, while the Dry segment — UHT and powered milk amounted to R$ 5.5 billion. Last year, the Carambeí and Concórdia industrial units produced an average of 20,000 tons/month, a production volume that can be increased by a further 30%. This flexibility represents major potential for development, including exports, an area well known to Perdigão.

Batávia has network of 940 integrated milk producers in 40 municipalities. In 2005, the company’s units together took delivery of 220 million liters of milk. Brazil is the fifth largest milk producer in the world behind only the European Union, United States, India and Russia.

RELEASE 05.26.06 – RELEVANT FACT

PERDIGÃO S.A.
A PUBLICLY HELD COMPANY
CNPJ/MF n.º 01,838,723/0001-27

RELEVANT FACT

Pursuant to CVM Instruction 358 of January 3, 2002,  Perdigão S.A. announces that PDA Distribuidora de Alimentos Ltda. (“PDA”), a corporation indirectly controlled by Perdigão S.A., has acquired 51% of the capital stock of Batávia S/A Indústria de Alimentos (“Batávia”), subject to the effective transfer of shares mentioned in item 3 below.

PDA, Batávia, Cooperativa Central de Laticínios do Paraná Ltda. (“CCLPL”), Cooperativa Central Agromilk (“CCA” and, jointly with CCLPL, the “Cooperatives”)and Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) have concluded a series of transactions under which:

1. PDA has acquired from Parmalat at a price of R$101,000,000.00 (one hundred and one million reais), 73,542,000 common shares issued by Batávia and held by Parmalat and the totality of the equipment that to the present time has been leased free of charge by Parmalat to Batávia;

2. PDA has acquired from the Cooperatives, for the total price of R$8,700,000.00 (eight million, seven hundred thousand reais), 5,000,000 (five million) common nominative shares issued by Batavia and held by the said Cooperatives.

3. The implementation and conclusion of the operations described in items 1 and 2 above are subject to compliance with the suspensive conditions in the documents relative to the transactions.

RELEASE 05.25.06 – ANNOUNCEMENT TO THE MARKET

We do hereby clarify some changes on the Company’s Board of Directors, approved on the May 25, 2006 meeting. Mr. Sérgio Wilson Ferraz Fontes was elected substituting Mr. Francisco Françuy Venâncio Braga. Additionally, Mr. Geovah Ubirajara Amaral Machado was elected as alternate. Nowadays the Board of Directors is composed as follows, until the Ordinary Shareholders’ Meeting that will take place on 2007:

Board of Directors	Alternates

Eggon João da Silva - Chairman	Alidor Lueders
Francisco Ferreira Alexandre – Vice-Chairman	Maurílio Rossi
Almir de Souza Carvalho	Mauricio da Rocha Wanderley
Jaime Hugo Patalano	Levy Pinto de Castro
Sérgio Wilson Ferraz Fontes	Geovah Ubirajara Amaral Machado
Cláudio Salgueiro Garcia Munhoz	Wilson Carlos Duarte Delfino
Luis Carlos Fernandes Afonso	Klítia Valeska Bicalho de Sá

RELEASE 05.12.06 – PERDIGÃO’S BALANCE SHEET REFLECTS IMPACTS OF INTERNATIONAL BUSINESS ENVIRONMENT

With the recovery in exports, prospects for the next few months look better

Perdigão’s export volumes were down 8.4% in the first quarter compared to the same period in 2005 due to the decline in the consumption of poultry meat following widespread avian influenza outbreaks in Europe and the Middle East in January and February. With an oversupplied international market, average prices in Reais fell 15.7%, reflecting a decline of 22.8% in export revenues.

From March onwards, the international market saw a slight improvement in imported volume in line with a reduction in the number of cases of the disease and the more limited exposure given to the question by the media. However, there was no corresponding improvement in prices indicating that the recovery to historical levels of exports is unlikely before the beginning of the second semester.

Pork meat exports were also adversely impacted during the quarter by the trade ban introduced by Russia, the leading international market for the product, and imposed at the end of December 2005, following outbreaks of foot and mouth disease in the states of Mato Grosso do Sul and Paraná. This led to a 10.3% fall in pork export volumes.

Another factor undermining overseas trading performance was the average sharp appreciation of the Real against the US dollar at around 17.3% compared with the same period last year.

Domestic sales volume posted an increase of 13.8%. However, gross sales increased by only 1.1% compared to the same period 2005. Weaker overseas demand, especially for in natura products, triggered oversupply in the domestic market as well, with average prices sliding 7.6%.

This trading environment impacted Company results as a whole. Gross sales in the quarter reached R$ 1.2 billion against R$ 1.4 billion for the same period in 2005. Gross profit was R$ 249.4 million, a reduction of 24.2%, caused mainly by weaker international demand.

Net income for the quarter was R$ 10.4 million, 85.5% down on the first three months of 2005 while EBITDA at R$ 64.3 million, registered a decline of 56.3%.

The Company sought to adjust its business to the changing international environment in the period by revamping its strategies for the remainder of the year to ensure a speedy resumption in output, interrupted at two industrial units for the annual shut-down, and a recovery to historical levels of exports that have been a characteristic of company performance in the last few years. At the same time, Perdigão continued its expansion projects, in strict compliance with the plan established at the outset, including the construction of the new agroindustrial complex in Mineiros (GO).

First quarter investments totaled R$ 95.4 millions, 62% more than the same period in 2005. Resources were allocated to various projects, the most notable of which were work in progress at Mineiros, startup of which is slated for January 2007, and the new hatchery for poultry and the expansion of the cooked products line in Carambeí (PR).

THE QUARTER’S NUMBERS

R$ million	1Q06	1Q05%	Change
Gross Sales	1,229.1	1,371.6	(10.4)
Domestic Market	720.8	713.3	1.1
Exports	508.3	658.3	(22.8)
Net Sales	1,055.5	1,203.5	(12.3)
Gross Profit	249.4	329.2	(24.2)
EBIT	26.3	122.0	(78.5)
Net Income	10.4	71.8	(85.5)
EBITDA	64.3	147.3	(56.3)
Capex	95.4	58.9	62.0
Earnings per share R$*	0.08	0.54	(85.5)

Consolidated earnings per share (in R$), excluding treasury stock and taking into account the stock split approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 8 2006, ratified on April 12 2006

RELEASE 04.28.06 – ANNOUNCEMENT TO THE MARKET

We do hereby clarify some changes on the Company’s Board of Directors, approved on the April 27, 2006 meeting. Mr. Almir de Souza Carvalho was elected substituting Mr. Wilson Carlos Duarte Delfino, that now substitutes the alternate Mr. Ivan Mendes do Carmo. Additionally, Mr. Maurício da Rocha Wanderley was elected as alternate, substituting Mr. Carlos Alberto Cardoso Moreira. Nowadays the Board of Directors is composed as follows, until the Ordinary Shareholders’ Meeting that will take place on 2007:

Board of Directors
Eggon João da Silva - Presidente
Francisco Ferreira Alexandre – Vice-Presidente
Almir de Souza Carvalho
Jaime Hugo Patalano
Francisco Francuy Venâncio Braga
Cláudio Salgueiro Garcia Munhoz
Luis Carlos Fernandes Afonso

Alternates Alidor Lueders Maurílio Rossi Mauricio da Rocha Wanderley Levy Pinto de Castro Wilson Carlos Duarte Delfino Klítia Valeska Bicalho de Sá

RELEASE 04.13.06 – ANNOUNCEMENT TO THE MARKET

We wish to inform that the judge of the first district court, Region of Videira, state of Santa Catarina has excluded Perdigão Agroindustrial S.A and the Pension Funds: Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI; Fundação Petrobrás de Seguridade Social - PETROS; Fundação de Assistência e Previdência Social do BNDES - FAPES; Caixa de Previdência dos Funcionários do Sistema BANERJ - PREVI/BANERJ (in the process of extra-judicial liquidation); Fundação Sistel de Seguridade Social and Real Grandeza Fundação de Previdência e Assistência Social, among others from the court action challenging alleged losses incurred arising from administrative acts of the sellers in the sale of the shareholding control of the Perdigão Group Companies in September 1994, the proceeding being ruled as extinguished for the Company and its acquiring parties.

RELEASE 04.11.2006 - PERDIGÃO MAKES ITS DEBUT ON BOVESPA’S NEW MARKET

Company is the first in Brazil in the food sector to adhere to the segment

Perdigão’s shares begin trading today (April 12) on the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado). On the occasion of the ceremony at the opening of the trading session, the chairman of the Stock Exchange, Raymundo Magliano Filho, and the CEO of Perdigão, Nildemar Secches, rang the bell marking the beginning of trading in the Company’s common shares (under the symbol PRGA3) in this market segment. With the implementation of the new capital structure, Perdigão now has a difuse control in line with major international corporations.

The Company’s adhesion to the New Market - made up of companies that undertake to adopt best corporate governance practices - was approved at a shareholders’ meeting held on March 8 with the participation of 70% of the shareholders. Perdigão, the first traditional name in the Brazilian capital markets to adopt New Market criteria, is the 24th listed company in this segment among the 379* with securities traded on the Stock Exchange.

The new model, which provides shareholders and investors with greater transparency, reinforces the basis for the Company’s sustained growth. The changes that have been made to the capital structure are part of the pension funds’ modern project for ensuring better results for all shareholders, in addition to contributing to the overall consolidation of the capital markets. In addition to the conversion of all shares into common shares, Perdigão’s New Market listing has introduced other practices to the corporate regulations, expanding and equalizing shareholder rights. This is the case, for example, of the additional rights in the event of the Company’s sale or delisting. Another innovation is the acceptance of the ruling of the Arbitration Panel for the speedier resolution of eventual corporate disputes.

Under New Market rules, Perdigão has adopted a mechanism for avoiding shareholding concentrations. If a shareholder’s or shareholder group’s stake in the Company exceeds 20% of the total capital stock, the holding of a public offering of shares (POS) becomes mandatory. Under these circumstances, each share acquired will command an additional 35% premium on the average value of the share quotation for the 90 days prior to the date of the offering. The price formation of the offering may also be based on the Company’s economic value as calculated in the appraisal report or, again, 135% of the issue price of the shares in capital increases effected over the past 24 months, which ever value is the higher.

* Number updated to April 11 2006.

RELEASE 03.08.2006 - ANNOUNCEMENT TO THE MARKET

Pursuant to Instruction CVM 358 of January 3 2002, Perdigão S.A. (“Company”), hereby notifies its shareholders and the market in general that its shareholders of preferred shares, at a Special Meeting, and its shareholders of common shares, at an Annual Ordinary and Extraordinary General Meeting, both held on March 8 2006, approved the conversion of all the Company’s preferred shares into common shares in the proportion of one to one, to become effective on April 12 2006, except in case of an event pursuant to Article 137, Paragraph 3 of Law 6.404/76.

Furthermore, at the above mentioned Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the stock split on the basis of a ratio of 1 to 3 shares (200% - granting 2 new shares for each existing share); the amendment of the bylaws and the adhesion of the Company to the regulations of Bovespa’s New Market (Novo Mercado) and the migration of trading in the shares issued by the Company to Bovespa’s New Market. The efficacy of these approvals shall be conditional upon the effective conversion of the Company’s preferred shares into common shares.

Those shareholders objecting to the course of action decided by the Annual Ordinary and Extraordinary General Shareholders’ Meeting, held on March 8 2006, which approved the conversion of the Company’s preferred shares into common shares, may exercise their right of dissent in accordance with the legislation, conditional upon the following procedures:

•                  Shareholders that have proved ownership of shares issued by the Company, on February 20 2006, date of the first Convening Notice of the above-mentioned Annual Ordinary and Extraordinary General Meeting, may exercise right of dissent.

•                  The right of dissent may be exercised within a period of 30 (thirty) days from the date of the publication of the minutes of the Annual Ordinary and Extraordinary General Meeting held on March 8 2006, that is between March 9 2006 and April 7 2006, inclusive.

•                  The reimbursement values of the shares is R$ 27.52 (twenty-seven Reais, fifty-two centavos) per share, which corresponds to the shareholders’ equity value per share on December 31 2005.

•                  Dissenting shareholders must notify their dissent by delivering the documentation mentioned in item I, to the addresses mentioned under item II below:

I.      Required documents: Natural Person: taxpayers registration document (CPF), identity document (RG) and proof of current address; Corporate Person: taxpayers’ registration document (CNPJ), bylaws/articles of association with respective amendments, as well as the documents of the partners/ legal representatives (minutes of election, taxpayers’ registration document (CPF), identity document  (RG) and proof of current address. All documents must be in the form of notarized copies.

II.    Branches of Banco Itaú S.A., in Brazil, with specialized shareholder services departments as follows:

•                  SCS Quadra 3 - Edif. D´Angela, 30, Bloco A, Sobreloja - Centro - Brasília/DF

•                  AV. João Pinheiro 195, Subsolo - Centro - Belo Horizonte/MG

•                  R. João Negrão 65, Sobreloja - Centro - Curitiba/PR

•                  R. Sete de Setembro,746 - Térreo - Centro - Porto Alegre/RS

•                  R. sete de Setembro,99 - Subsolo - Centro - Rio de Janeiro/RJ

•                  R. Boa Vista,176 -1º subsolo - Centro - Sao Paulo/SP

•                  Av. Estados Unidos,50 - 2º andar - Comércio - Salvador/BA

III.   The shareholders with shares held in custody with Companhia Brasileira de Liquidação e Custódia - CBLC (“CBLC”) may deliver notification of dissent directly to CBLC, through the intermediary of their brokers. Payment shall be effected through a credit entry to the shareholder’s current account or in accordance with notified banking domicile information, as from April 17 2006.

RELEASE 03.06.2006 - ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (“Company”), pursuant to CVM Instruction 358 of January 3 2002, announces to its shareholders and to the market in general that in the light of the Announcement of a Relevant Fact published on February 20 2006, which provides for the conversion of the Company’s preferred shares into common shares and the adhesion of the said Company to Bovespa’s Novo Mercado, and with a view to a disciplined transition between the Company’s current situation and the new condition as a company with a dispersed ownership, the shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros; Fundação Vale do Rio Doce de Seguridade Social – Valia; Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation) (jointly “Shareholders”), have signed and filed on this date, at the registered offices of the Company, a voting agreement (“Voting Agreement”). The said voting agreement disciplines the exercise of the voting rights of these shareholders with respect to the following matters: the election of the members of the Board of Directors of the Company; the election of the members of the Board of Executive Officers; the election of the members of the Fiscal Council of the Company; and any of the materials listed in Article 136 of Law 6,404 of December 15 1976.

In view of the new capital structure, the pension funds and former controllers of the Company shall hold less than 50% of the shares. The Voting Agreement, which shall come into effect on April 12 2006, is valid for a term of five years or until the participation of the funds shall be less than 20%. The mandatory binding of the shares to the Voting Agreement shall be exclusively with relation to the voting rights, the Shareholders being free, at any time, to transfer and encumber, in any way, totally or partially, their shares, independently of the need for any manifestation of intent on the part of the remaining Shareholders. The shares transferred to third parties shall automatically no longer be bound by the Voting Agreement. In addition to being filed with the Company, the Voting Agreement has of this date been filed with the Brazilian Securities and Exchange Commission - CVM, the US Securities and Exchange Commission - SEC, the São Paulo Stock Exchange - Bovespa and the New York Stock Exchange - NYSE.

RELEASE 03.06.2006 - PERDIGÃO’S FURTHER STEPS TOWARDS COMPLIANCE WITH NOVO MERCADO RULES

Perdigão’s pension fund shareholders have today (March 6) signed and filed with the appropriate authorities, a Voting Agreement covering various issues relating to the management of the Company, the pension funds also confirming their presence at the Shareholders’ Meetings to be held for disciplining the transition between the Company’s current and new status as a company with a dispersed ownership. This act represents one more step – as already announced in February – towards the Company’s compliance with Novo Mercado rules and the equalization of shareholders’ rights. Once the new capital structure is in place, the pension funds and former controlling shareholders will hold less than 50% of Perdigão’s shares.

The Agreement, which has just been signed, will come into effect on April 12 2006 for a term of five years or until the participation of these shareholders is reduced to less than 20%, in line with the transition to the dispersed ownership format to be adopted by the Company. The Agreement governs the exercising of voting rights by the shareholders, signatories to the Agreement, with respect to the following matters: the election of the members of the Board of Directors; the election of the executive officers; the election of the Fiscal Council and any of the matters listed in Article 136 of Law 6,404/76.

The document — filed with the Brazilian Securities and Exchange Commission - CVM, the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission - SEC and the New York Stock Exchange – NYSE, was signed by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros, Fundação Vale do Rio Doce de Seguridade Social – Valia, Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation).

LISTING ON THE NOVO MERCADO

Perdigão’s adhesion to Bovespa’s Novo Mercado — a set of rules recognized as good corporate governance practices — was announced following its approval by the Board of Directors. Consequently, the Company will convert its preferred shares to common shares as part of the process of enhancing transparency and liquidity in relation to shareholders and investors as well as providing the basis for its future growth and the sustainability of its businesses.

The new model is a component part of a modern project developed by the pension funds for ensuring better results for all the shareholders as well as contributing to the consolidation of the Brazilian capital markets. The Novo Mercado listing represents a singular opportunity for both domestic and international investors, since only Company shares enjoying strictly equal rights will be traded in the market.

Once it has listed on the Novo Mercado, Perdigão is to adopt a mechanism for avoiding shareholding concentrations. Should a shareholder or group of shareholders control a quantity of shares in excess of 20% of the total, then it is mandatory on the shareholder or group of shareholders to make a public offering of shares (POS). This process having been concluded, each share acquired shall enjoy an additional remuneration of 35% on the average value of the share price for the 90-day period prior to the share offering.

The offering price may also be based on the economic value established in the appraisal report or, alternatively, 135% of the share issue price for increases in the capital stock over the previous 24 months, whichever value is the higher.

EQUAL RIGHTS FOR SHAREHOLDERS

Perdigão is the first Brazilian company in the food sector to adhere to the Novo Mercado and will be among the 20 companies, out of the 378 that trade on the Stock Exchange, listed in this segment. In order to complete the migration from Level 1 to the Novo Mercado,  Perdigão will convert the sum total of its non-voting preferred shares into common shares at the ratio of one preferred to one common share, at the same time, these shares undergoing a 200% stock split. While conversion is mandatory, shareholders are guaranteed withdrawal rights. In addition to the amalgamation of shares into a single class, the Novo Mercado will bring with it other practices involving corporate rules, expanding and equalizing shareholder rights. For example, such rights would be enjoyed in the event of the sale of the Company or its delisting. Another innovation is the Company’s adhesion to the Arbitration Chamber, which provides a more agile response in the solution of eventual corporate disputes.

RELEASE 02.17.2006 - PERDIGÃO ADHERES TO NOVO MERCADO (NEW MARKET) RULES

By adhering to the highest level of Corporate Governance, the company becomes the first Brazilian company in the food sector to adopt Novo Mercado criteria

Following approval by its Board of Directors, Perdigão announced on Friday, February 17, its adhesion to the São Paulo Stock Exchange’s (Bovespa) Novo Mercado, a set of corporate rules recognized as good corporate governance practices. As a result, the company is to convert its preferred shares into common shares thus seeking to achieve greater transparency and liquidity for shareholders and investors in addition to creating the foundations for the future growth and sustainability of its businesses.

With the introduction of the new capital structure, Perdigão will become a company with a dispersed ownership as opposed to a single group exerting shareholding control, a model successfully adopted by major international corporations.

The new model is part of a modern project adopted by the pension funds, which currently constitute the Company’s controlling block of shareholders. This model is designed to guarantee better results for the minority shareholders as well as contribute to the overall strengthening of the capital markets. For all investors, both domestic and international, the Novo Mercado represents a significant investment opportunity given that only company shares enjoying equal rights shall be traded under the criteria now adopted.

From the outset of its adhesion to Novo Mercado rules, Perdigão is to adopt a mechanism for avoiding shareholding concentration. Should a shareholder or group of shareholders gain control of a stake in the Company in excess of 20% of the total shareholding, then this will automatically trigger a public offering of shares (POS). As a result of this action, each share purchased will give its holder the right to an additional remuneration of 35% of the average share price for the 90 days prior to the date of the public offering.

The price of the offering may also be set at the economic value calculated on the basis of the appraisal report or, alternatively, 135% of the price of the shares issued for capital increases over the preceding 24 months, which ever is the higher.

EQUAL RIGHTS FOR THE SHAREHOLDERS

Established in 2001, the Novo Mercado was conceived as a medium for the trading of shares of companies committed to corporate governance practices that are stricter than required by the legislation. As a measure of the innovation which Perdigão is adopting, the company is the first Brazilian company in the food sector to adhere to Novo Mercado rules and will be among 20 companies in this segment out of the 378 which have a Stock Exchange listing.

In migrating from Level 1 of Bovespa’s Corporate Governance to the Novo Mercado, Perdigão will convert the total sum of its preferred shares, without voting rights to common shares in the proportion of one preferred share to one common share, at the same time, undertaking a 200% stock split in these shares. In other words, each common share, whether held by the majority shareholders or the public at large, will receive a further two shares for each existing one. While conversion is mandatory, shareholders are guaranteed the right of withdrawal – should any shareholder disagree with the initiative - the dissenting shareholder being permitted to request withdrawal and receive reimbursement corresponding to the book value of his/her/its shares.

In addition to the unification of the shares into a single class, the entry into the Novo Mercado will introduce other practices into corporate rules, enhancing and equalizing shareholder rights. A case in point is the additional rights in the event of the sale of the company or its delisting. Yet another innovation is the adhesion to the Arbitration Chamber, which provides a more agile means of settling eventual corporate disputes.

HISTORIC OF PROFISSIONALIZATION

A pioneering spirit and innovation have always been part of Perdigão’s tradition. Founded in 1934 in the city of Videira (state of Santa Catarina), the Company obtained a market listing in 1980. In 1994, a pool of pension funds assumed shareholding control, resulting in important changes in the Company’s management.

From Perdigão’s corporate, financial and administrative restructuring, emerged a single publicly held company - Perdigão S/A – and a single operating company - Perdigão Agroindustrial S/A.

RELEASE 01.16.2006 – NOTE OF CLARIFICATION

Perdigão S.A., a publicly listed company registered with the Brazilian Securities and Exchange Commission - CVM, wishes to inform its shareholders and investors in general as follows:

Some elements of the media have published news items as to a possible corporate restructuring at Perdigão S.A.

Perdigão S.A.’s management wishes to clarify that over approximately the past twelve months, it has been examining the implementation of a new capital structure . However, management wishes to inform that no final decision whatsoever has been taken in relation to this process, the ultimate approval of which will always be the responsibility of the shareholders.

In the light of this, Perdigão believes that any untimely disclosure of information at present would necessarily be both incomplete and imprecise.

In line with its highest standards of corporate governance and transparency in relation to its shareholders and investors in general, the Company will make a full disclosure of the fact to the market as soon as a final decision is taken on any eventual decision to tap the capital markets.

RISK FACTORS

Prospective purchasers of our common shares or the ADSs should carefully consider the risks described below, as well as the other information in this prospectus, before deciding to purchase any common shares or ADSs. Our business, results of operations, financial condition or prospects could be negatively affected if any of these risks occurs, and as a result, the market prices of our common shares or the ADSs could decline and you could lose all or part of your investment.

RISK FACTORS RELATING TO OUR BUSINESS AND ECONOMIC SECTOR

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our financial performance is largely dependent on the cost and supply of corn, soy meal and soybeans, hogs and other raw materials, as well as the selling prices of our poultry, pork and beef products, all of which are determined by constantly changing market forces of supply and demand and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog production, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate movements. In addition, our industry, both in Brazil and abroad, is characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. In addition, our financial performance is affected by domestic and international freight costs, which are vulnerable to fluctuations in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products and our overall financial performance.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could also cause customers to lose confidence in the safety and quality of our products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry and hogs). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza and Newcastle disease.

Poultry and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (H5N1 virus). Public health authorities around the world have been concerned that avian influenza will migrate from birds to infect humans and thereafter be transmitted from humans to humans on a widespread basis. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Since the beginning of 2003, there have been over 245 confirmed human cases of avian influenza and over 140 deaths, according to the World Health Organization, with an increased number of deaths in each year since 2003. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia recently became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. This outbreak involved eight members of a single family, and seven of the eight family members died. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. This year alone, Indonesia has reported more than 65 cases with 49 deaths as of September 19, 2006, according to the World Health Organization. Most recently, the World Organization for Animal Health and the Food and Agriculture Organization received information about the reoccurrence of H5N1 avian influenza in Thailand, the world’s fourth-biggest poultry exporter.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in Brazil in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak of avian influenza could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

In July 2006, an outbreak of Newcastle disease occurred in the City of Vale Real, in the State of Rio Grande do Sul, affecting local poultry producers. As a result, a number of countries imposed bans on poultry imports from producers located within a specified distance of the outbreak, which does not currently include us. Newcastle disease, which is caused by a low pathogenic virus, does not affect humans, even in the case of direct contact with or consumption of diseased poultry. The principal consequences of outbreaks of Newcastle disease for our industry is the risk of imposition of bans on imports by foreign customers. If an outbreak of Newcastle disease occurs at or close to one of our poultry facilities, we may be prohibited from exporting poultry products from that facility to our export clients, which could have a material adverse effect on our business.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising of poultry and hogs and processing meat from poultry, hogs and cattle, which require us to maintain animal health and control disease. An outbreak of disease affecting animals, such as, in case of poultry, avian influenza (discussed below) and Newcastle disease, in case of hogs, foot-and-mouth disease or classical swine fever, and, in case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease”, could require us to destroy poultry or hogs or cease selling some of our products to customers in Brazil and abroad. Destruction of poultry or hogs will preclude recovery of costs incurred in raising or purchasing the destroyed animals or result in additional expense for the disposal of such animals. Recent foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná have affected only cattle, although hogs can also be contaminated. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products. For example, due to foot-and-mouth disease affecting cattle in Brazil, certain major foreign markets, such as Russia (which has been the largest importer of Brazilian pork) and South Africa banned imports of Brazilian pork in November 2005. Russia partially lifted this ban in the second quarter of 2006, but it reopened its market to imports of Brazilian pork meat from the State of Rio Grande do Sul. Also, due to recent cases of Newcastle disease at a location in the State of Rio Grande do Sul in 2006, some major export markets, including Russia, banned imports of poultry from the entire State of Rio Grande do Sul, which required us to incur additional logistical costs to the reallocate production of poultry products for the Russian market to facilities located in other states. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. Because of the competitiveness of Brazilian companies, certain countries have established trade barriers to limit the access of Brazilian companies to their markets. Some countries impose quotas, such as Russia, which purchased approximately two-thirds of Brazil’s pork exports before its recent ban of Brazilian pork due to cases of foot-and-mouth disease affecting cattle in two Brazilian states. Even if the Russian ban on Brazilian pork is lifted, Russia has recently indicated that it may tighten prior quota procedures which, among other things, have allowed Brazilian producers to rely on quotas of other countries to the extent unused by those countries. In the second quarter of 2006, Russia reopened its market to imports of pork meat from the state of Rio Grande do Sul.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products.

Any of the above restrictions can substantially affect our export volumes and, consequently, our exports sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. In Brazil, our primary competitor for specialty meats, frozen processed meats and other frozen foods is another major vertically integrated Brazilian producer. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. This competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers. To varying degrees, our competitors may have strengths in particular product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts in particular are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can require us to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 46,4% of our total net sales in 2006. Our major export markets include the European Union, Russia, Japan and Saudi Arabia, where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets. Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•       exchange rate movements;

•       deterioration in economic conditions;

•       imposition of increased tariffs, anti-dumping duties or other trade barriers;

•       strikes or other events affecting ports and other transport facilities;

•       compliance with differing foreign legal and regulatory regimes; and

•       sabotage affecting our products.

We have been from time to time affected by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. In 2005, for example, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws and regulations concerning, among other things, the handling and disposal of wastes, and discharges of pollutants into the water and soil. Any failure to comply with these laws and regulations could result in administrative and criminal penalties, in addition to negative publicity and liability for remediation or for environmental damages. We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review opportunities for strategic growth through acquisitions. We made two small acquisitions in 2005, consisting of a hatchery and a poultry-breeding farm in Jataí in the State of Goiás and a chicken product facility in Nova Mutum in the State of Mato Grosso. In the second quarter of 2006, we acquired a 51% controlling stake in Batávia, the third largest Brazilian dairy products producer, according to A.C. Nielsen do Brasil S.A. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory regimes and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We will continue to be significantly influenced by a group of shareholders that will control a significant percentage of our common shares.

Currently, seven pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. These shareholders, directly or indirectly, own 46.88% of our common shares. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters. As a result, these shareholders retain and will continue to retain the power to influence the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares or the holders of the ADSs.

LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits. The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. Provisions for losses are recognized by the Company in its financial statements in connection with such proceedings reflecting potential losses that are deemed probable as determined by the Company’s management and based on legal advice. In management’s opinion, there are no legal proceedings in which the Company or any of its subsidiaries is a party, or to which any of their properties are subject, that are not presently provided for, which, individually or in the aggregate, may have a material adverse effect on the results of operations or financial position of the Company.

Commitments and Contingencies

a) Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits. The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its fi nancial statements relating to such proceedings fairly refl ects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures which values, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	Balances on 12.31.05	Batávia (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 31.12.06
Tax	112,927	—	23,083	(45,361)	(3,281)	7,594	94,962
Labor	16,273	1,142	11,217	(2,237)	(3,251)	4,403	27,547
Civil, commercial and other	4,324	600	583	(624)	(420)	164	4,627
(-) Judicial deposits	(7,149)	(187)	(2,769)	1,869	—	—	(8,236)
	126,375	1,555	32,114	(46,353)	(6,952)	12,161	118,900

(*) Balances from the acquisition of Batávia S.A. on May 26, 2006.

(i) Of the total tax contingencies provisioned on December 31, 2006, R$32,540 (R$49,257 as of December 31, 2005) were related to actions regarding the IRPJ and CSSL taxes, full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and Cofi ns taxes and established a provision of R$17,560 (R$31,940 as of December 31, 2005). Recently, Perdigão Agroindustrial S.A. obtained a final favorable decision in the highest court and reversed the accrual on the calculation basis of the PIS and Cofi ns in the amount of R$15,129 on financial expenses.

The Company has a provision for a contingency in the amount of R$18,524 (R$11,126 as of December 31, 2005) regarding a judicial action for nonpayment of the CPMF charge on the income from exports. The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS – Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), Sebrae – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in a total amount of R$26,338 (R$20,604 as of December 31, 2005).

(ii) The Company and its subsidiaries have 1,609 individual labor claims in progress totaling R$404,260 (973 individual claims totaling R$219,832 as of December 31, 2005), mainly related to overtime, salary inflation adjustments demanded for the periods prior to the institution of the Real (R$), and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company set up a provision based on past history of payments and on the opinion of the Company’s Management and legal counsel to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffi c accidents, property damage, physical casualties and others. There are 782 cases totaling R$104,162 (596 cases totaling R$73,072 as of December 31, 2005) for which the provision for losses, when applicable, is based on the opinion of the Company’s Management and legal counsel.

(iv) The Company is discussing the claim about not payment of PIS and Cofi ns on the payment of interest on shareholders’ equity regarding the years from 2002 to 2006 for the PIS and the year from 2004 to 2006 for Cofins in the amount of R$23,494. Based on analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

(v) The Company is involved in other tax and social security contingences in the amount of R$62,714 which, based on analysis of the Management and supported by its legal counsel.

b) Contingent assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by Management and legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a fi nal sentence has been rendered.

c) Contractual purchase commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of December 31, 2006, such firm commitments amounted to R$82,458 (R$120,721 as of December 31, 2005).

d) Rents and leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2005 totaled R$26,613 (R$20,784 as of December 31, 2005) and future commitments can be summarized as follows:

2007	19,930
2008	7,594
2009	6,188
2010	4,748
2011 and thereafter	12,226
50,686

14.05 - INVESTMENT PROJECTS

Despite the unfavorable trading environment in 2006, Perdigão proceeded apace with the expansion projects decided in 2005, investing R$511 million, excluding acquisitions, confident in its ability to successfully meet the avian influenza challenge. This posture was fundamental for the Company to advance its plans for continuous growth as well as to increase its competitiveness and capacity to satisfy the needs of its new customers and markets. In the second quarter 2006, Perdigão announced its debut in the dairy-processed products business with the acquisition of 51% of the capital of Batávia S.A., worth a total investment of about R$110 million. This initiative was in line with the corporate strategy of creating value and diversifying production, sales, distribution and diluting the risks of its operations.

In the final quarter, the Company further reaffirmed its growth potential in this new market by acquiring through Batávia for approximately R$2 million the assets, production technology and the rights to the use of the Fruitier brand of creamy fruit desserts, thus opening up one more market front. In March 2006, Perdigão implemented its Matricial Budget to further improve the quality and rationalization of company expenditure. Among the most important investments allocated to organic growth are:

•  R$130.7 million for the new agroindustrial complex under construction in Mineiros (GO). Specifi cally dedicated to turkey meats, the unit began its operations in the fi rst quarter of 2007;

•  R$184 million for new projects, principally at the Rio Verde (GO), Nova Mutum (MT) and Capinzal (SC) industrial units;

•  R$195 million for the improvement and productivity of other industrial units and distribution centers with concomitant efficiency gains. The Company raised the resources to meet its investments during the year from own cash generation and the Brazilian Economic and Social Development Bank (BNDES), together with funds from November’s primary share issue.

INVESTMENTS (R$ millions)

Investments In millions of Brazilian Reais

*Estimated – investments in CAPEX.

In concert with the business plan, the Company aims to take new and essential steps in the direction of its target of growing and expanding operations on a globalized basis. In this context, some major initiatives are to be taken:

•  expansion and growth of poultry, pork meat and processed products businesses for meeting the demands of the domestic and export markets;

•  expansion in dairy-processed products with the acquisition or construction of a new industrial unit;

•  enhanced share of the beef market, similarly through the acquisition or construction of a new slaughtering plant;

•  consolidation of the internationalization process with the acquisition of a processed products unit abroad;

•  investments in new lines of chilled and frozen products such as the margarine business, in which the Company already began activities in 2005.

	2006	2007*	% Ch. 2007/06
Poultry slaughter (thousand heads/week)	10,500	12,200	16
Hog slaughter (thousand heads/week)	70	77	10
Meats and other processed products (thousand tons/year)	1,350	1,520	13
Dairy products (thousand tons/year)	269	300	12
Total frozen and chilled products (thousand tons/year)	1,619	1,820	12

*Estimated

15.01 – ENVIRONMENTAL ISSUES

Environmental Management

The Company’s objective is to continue growing and expanding its operations on a globalized basis always respecting the principle of minimizing the environmental impact on the areas where it operates. In 2006, Perdigão implemented several measures for expanding and reasserting its commitment to the environmental sustainability of its activities. The Company’s view on the environment is that the work of today makes the world of tomorrow a better place.

This principle justifi es investments in this area totaling R$24.7 million during the year, 179% higher than in 2005. Outstanding in the actions adopted by the Company was the creation of the Perdigão Institute of Sustainability. The Institute’s first project to be implemented was the Perdigão Sustainable Hog Farming Program. This involves a drive to mobilize integrated hog outgrowers in the states of Santa Catarina and Rio Grande do Sul to implement mechanisms for reducing the emission of greenhouse gases.

The Program meets the requisites of the Kyoto Protocol, signed in 1997 by 160 countries committed to a 5% reduction in the emission of noxious gases by 2012. While Brazil is not among the group of countries obligatorily required to comply with the protocol, Perdigão decided to adhere to the campaign to reduce the greenhouse gas effect through cutting methane gas emissions from animal manure resulting from one of the stages of its operations. The Company is orienting its hog breeders to install biodigestors (equipment which burns off the methane gas or transforms it into an alternative source of energy) on their properties. The pilot project, implemented in 2006 in Rio Verde (GO) and involving the properties of 85 integrated outgrowers, is expected to reduce greenhouse gas emissions by 1.28 million tons over the next ten years.

The biodigestor solution for treating hog manure has been well received among the producers. As well as reducing greenhouse gases by burning off methane, the same mechanism provides a general improvement in the environmental conditions of the rural property, due to a reduction in odor and, consequently, insects. Additionally, the adoption of the Clean Technology Mechanism, provided for under the Kyoto Protocol, generates income for the producers: the reduction in emissions can be exchanged for carbon credits and traded with countries that fail to comply with their targets under the Protocol.

By anticipating compliance with this type of guideline established at a world level, Perdigão reaffi rms its willingness year after year to renew its capacity to fully meet the rules of the international market, where environmental requisites are extremely rigorous.

Energy Conservation

The Perdigão Energy Rationalization and Conservation Program (Procep) successfully reduced electricity consumption by 3% in 2006, the substitution of existing electric motors for more efficient ones being partly responsible for this performance.

Non-Renewable Resources

The rational use of non-renewable resources is an item that is also very much at the center of the Company’s concerns and requires a continuous effort in improvements. In 2006, Perdigão grouped a series of initiatives under the slogan Perdigão Year of Water and Energy for promoting and preserving these natural resources.

This was the central theme to the Planet Water environmental education campaign that was held in 12 municipalities where Perdigão operates: Lages, Salto Veloso, Videira, Herval D’Oeste, Capinzal, Serafi na Corrêa, Marau, Carambeí, Jataí, Mineiros, Rio Verde and Nova Mutum. Through the medium of workshops 12,164 people taught children between the ages of 8 and 12 the importance of water conservation.

In addition to the work of increasing environmental awareness in the communities, the Company also undertook a series of measures to rationalize the use of water resulting in a reduction of 6.85% in consumption per ton of fi nished product (TFP). Perdigão’s ratio of water usage fell from 915.0 m3/TFP in 2005 to 856.32 m3/TFP in 2006.

SGI

The Marau (RS) industrial unit was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to certification on all three fronts: ISO 9001, ISO 14001 and OHSAS 18001, respectively. The industrial units in Salto Veloso (SC) and Capinzal (SC) have ISO 9001 certification and the units in Capinzal (SC) and Marau (RS), EFSIS certification.

Systems of control

A system of partnership with integrated outgrowers is one of the strategies used to ensure that Perdigão’s activities and those of its suppliers are performed according to world standards. The Company is responsible for its integrated outgrowers’ licensing projects, providing technical support and guidance on the best way to manage environmental issues.

An example of this work is the Reforestation Program for rural landowners. In the non-productive areas of the outgrowers holdings, the Company is responsible for the planting, forestry stewardship and harvesting of the trees, returning to the outgrowers part of the production in the form of compensation for the use of the land. In 2006, 2,212 hectares were reforested under this program.

Perdigão is also aware of the need to increase and expand its environmental control systems in line with the pace of growth and diversifi cation expected over the next few years. All new investments involving an increase in production, must build enhanced effl uent treatment plants and fuel and steam generation capacity to meet standards already reached elsewhere and, if possible, improving these indicators.

In 2006, investments of R$8.1 million were made for expanding and adapting the effl uent treatment systems at the Marau (RS), Herval D´Oeste (SC), Videira (SC), Rio Verde (GO) and Nova Mutum (MT) industrial units, in view of the increased production capacity.

On World Environment Day, Perdigão unveiled a new Effluent Treatment Station (ETE) at the Capinzal (SC) unit where R$7.5 million was invested. Industrial effluent of 12 thousand cubic meters/day is processed through the Activated Sludge System resulting in the highest quality standards of treated effluent. This allows the reuse of 20% of the effl uent in external processes not requiring potable water. As a result of this initiative, Perdigão was presented with the Fritz Müller Award, sponsored by the Environmental Foundation (Fatma) of the government of the state of Santa Catarina, in the Pollution Control with Emphasis on Water category.

More than merely complying with the prevailing legislation, Perdigão has been gradually adopting an increasingly proactive posture with respect to the environment. In 2006, this respect for nature was symbolized in the initiative to create the Cantos do Cerrado Ecological Park in the Mineiros (GO) region where the Company’s new agroindustrial complex has been unveiled. The park with an area of more than 76,000 square meters represents a company commitment to preserving the biodiversity in a region of headwaters of important rivers such as the Araguaia.

16.01 – CLAIMS WITH VALUE HIGHER THAN 5% OF SHAREHOLDERS’EQUITY OR OF NET PROFIT

1- ITEM	2- DESCRIPTION	3- SHAREHOLDERS’ EQUITY (%)	4-NET INCOME (%)	5-PROVISION	6-AMOUNT (THOUSAND R$)	7- TOTAL (THOUSAND R$)
01	Labor	1.02	342.55	YES	21,410	401,653
02	Tax	4.41	410.73	YES	92,863	481,594
03	Others	0.22	89.36	YES	4,627	104,780

17.01 – OPERATIONS WITH RELATED COMPANIES

The Holding maintains the following relations with its subsidiaries:

•                  It grants guarantees for loan contracts, charging up to 1.00% over the amount of the guarantee.

•                  Occasionally it grants loans under the terms of effective law and in market conditions.

•                      Commercial operations are realized between subsidiaries in market terms.

CERTAIN TRANSACTIONS

We maintain certain contractual agreements between companies of our economic group for ensuring adequate support services, including, marketing services, sales and post-sales support, logistics services, administrative services and archives. These contractual agreements follow the same procedures adopted by us as from prior approval for contracting of all and any kind of services and supply to the final signing of the contract.

On September 25, 2003, we entered into a license agreement with Batávia for use of the Batavo brand in connection with the meat and processed food business that we acquired from Batávia at that time. We are required to pay royalties corresponding to a percentage of the net revenues we receive from the sale of such products. The percentages range are 0.30% for 2006, 0.40% for 2007 and 0.50% from 2008 to 2014, when the agreement expires. We acquired 51% of Batávia in the second quarter of 2006, but the agreement remains in place.

18.01 – BY-LAWS

PERDIGÃO S.A.
(CNPJ/MF) NO. 01,838,723/0001-27
Publicly-Held Corporation

BYLAWS

I – NAME, REGISTERED OFFICE, DURATION AND PURPOSES

SECTION ONE – PERDIGÃO S.A. is a Corporation with articles of incorporation filed before JUCESP under No. 35300149947 on 05.14.97 and governed by these Bylaws and relevant statutory provisions.

SECTION TWO – The Corporation has its registered office and legal seat in the City and Judicial District of São Paulo, State of São Paulo, at Av. Escola Politécnica, No. 760 – 2nd floor, District of Jaguaré, and may establish branch, office and other subordinate facilities anywhere within the Brazilian territory or abroad.

SECTION THREE – The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:

1)              To manufacture, sell and transact any business relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

2)              To manufacture and sell animal feeds and nutriments for animals;

3)              To provide food services, generally;

4)              To manufacture, refine and sell vegetable oils;

5)              To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

6)              To conduct reforestation activities, the harvesting, processing and selling of timbers;

7)              To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

8)              To export and import production and consumer goods;

9)              To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

10) To participate in any projects required for the operation of the business of the Corporation.

Sole Paragraph. The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

a) To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;
b) To provide freight services, generally;
c) To provide product storage and stocking services and all other ancillary services relating thereto;
d) To promote and replace its retail products at points of display and points of sale to final consumers;
e) To provide the services of receiving and allocating raw materials to be used in production;
f) To provide machine and vehicle repair, maintenance and overhaul services;
g) To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;
h) To manufacture, develop and sell packaging products of any kind;
i) To process and raise livestock;
j) To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

18.01 – BY-LAWS

SECTION FOUR – The term of duration of the Corporation is indefinite.

II – CAPITAL STOCK

SECTION FIVE (*) – The capital stock subscribed for and paid up is One Billion Six Hundred Million Reais (R$1,600,000,000.00), divided into one hundred sixty-five million nine hundred fifty-seven thousand one hundred fifty-two (165,957,152) no-par value common shares in book-entry form.

Paragraph One – The Corporation is authorized to increase the capital stock up to the limit of one hundred eighty million (180,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.

Paragraph Two – Pursuant to a proposal from and attendant plan of the Board of Directors, the shareholders’ meeting may authorize the Corporation to grant stock options to its directors, officers or employees, or to individuals providing services to the Corporation or any company controlled by Corporation, within the limits of authorized capital.

Paragraph Three – The shares are indivisible and each common share is entitled to one vote on each matter voted on at a shareholders’ meeting.

SECTION SIX – No founders’ shares shall be issued by the Corporation.

SECTION SEVEN – The capital stock of the Corporation will consist solely of shares of common stock, and no shares of preferred stock shall be issued.

SECTION EIGHT – It will be incumbent upon the Board of Directors to authorize the shares of common stock to be deposited with a designated financial institution.

Sole Paragraph – The cost of transferring title to shares, stock splits and reverse stock splits may be charged by the Corporation to the shareholders.

SECTION NINE – At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in connection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by law and these Bylaws.

SECTION 10 – Failure by a subscriber to timely pay for any subscription will result in such subscriber being charged with interest at the rate of one percent (1%) per month and a ten percent (10%) penalty on the past due obligation, in addition to any other applicable statutory penalties.

SECTION 11 – By resolution of the shareholders pursuant to a proposal from the Board of Directors, the capital stock of the Corporation may by be increased through the capitalization of profits or reserves, and additional shares corresponding to such increase may or may not be issued to the shareholders in proportion to the number of shares held by them.

III – MEETINGS OF SHAREHOLDERS

SECTION 12 – Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

Paragraph One – The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

Paragraph Two – The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

Paragraph Three – The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Paragraph Four – Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Paragraph Five – Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

SECTION 13 – In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

SECTION 14 – In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;
2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;
3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;
4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);
5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;
6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;
7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

IV – MANAGEMENT

Part I – General Provisions Applicable to Management

SECTION 15 – The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

Paragraph One – The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

Paragraph Two – The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Three – Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

Paragraph Four – The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

Paragraph Five – The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Part II – Board of Directors

SECTION 16 – The Board of Directors is composed of seven (7) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

Paragraph One – For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Paragraph Two – Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

Paragraph Three – If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

Paragraph Four – In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

Paragraph Five – If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Paragraph Six – Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

SECTION 17 – The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

Paragraph One – At any meeting of the Board of Directors a quorum will consist of not less than 1/3 of its members.

Paragraph Two – Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

SECTION 18 – The Board of Directors will have authority:

1) To direct the conduct of the business of the Corporation;
2) To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;
3) To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;
4) To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;
5) To approve the management report and the accounts of the Board of Executive Officers;
6) To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;
7) To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;
8) To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.
9) To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in the Brazilian territory or abroad;
10) To choose and replace independent auditors proposed by the Fiscal Council;
11) To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;
12) To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;
13) To take action on the issuance of any commercial paper and other similar securities;
14) To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;
15) To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;
16) To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the

Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;
17) To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;
18) To authorize changes in the conditions for trading and issuance of American Depositary Receipts — ADRs;
19) To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;
20) To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;
21) To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

SECTION 19 – The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1) To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;
2) To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;
3) To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;
4) To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;
5) To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;
6) To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;
7) To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;
8) To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;
9) To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;
10) To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;
11) To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;
12) To establish the dividend payment policy;
13) To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Section III – Board of Executive Officers

SECTION 20 – The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

SECTION 21 – It shall be the duty of:

1) The Chief Executive Officer:

a) To call and preside over the meetings of the Board of Executive Officers;
b) To represent the Board of Executive Officers at any meetings of the Board of Directors;
c) To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;
d) To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;
e) To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;
f) To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a) To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;
b) To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a) To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;
b) To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a) To direct, coordinate and supervise specific activities under their responsibility;
b) To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

SECTION 22 – The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

Sole Paragraph – The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

SECTION 23 – Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

SECTION 24 – Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a) any ownership interests in and/or other securities of any companies;
b) real properties of any value and any fixed assets.

Sole Paragraph – Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

SECTION 25 – The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

Paragraph One – The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

Paragraph Two – A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (1/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

Paragraph Three – In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

V – FISCAL COUNCIL

SECTION 26 – The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

Paragraph One – The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Two – The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

SECTION 27 – In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

SECTION 28 – Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

Paragraph One – At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

Paragraph Two – The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

Paragraph Three – The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

Paragraph Four – In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

SECTION 29 – The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

VI – FISCAL YEAR AND RESULTS

SECTION 30 – The fiscal year coincides with the calendar year and, on the close thereof, the Corporation will prepare a balance sheet to determine the results for such period, as well as other relevant financial statements for publication and consideration by the shareholders’ meeting.

SECTION 31 – Any negative retained earnings and the provision for income tax shall be deducted from the results of each fiscal year before any distribution.

Sole Paragraph – After the deductions referred to in this Section are made, the shareholders’ meeting may allocate to the directors and officers a share of not more than ten percent (10%) of the remaining profits, subject to any statutory limitations.

SECTION 32 – The net income for the year will be allocated successively as follows;

1) Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;
2) Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;
3) Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;
4) The remaining balance will be allocated towards:

a) the creation of a reserve for expansion, which shall not exceed eighty percent (80%) of the capital stock, aimed at minimizing any reduction in working capital; or
b) the shareholders’ meeting will decide, based on a valid proposal from the directors and officers, whether the balance will be:

b.1) distributed to the shareholders as an additional dividend;
b.2) carried forward to the following year, as retained earnings, if the directors and officers properly justify such an allocation to fund an investment plan included in the capital budget.

SECTION 33 – Unless otherwise resolved by the shareholders’ meeting, payment of any dividends, interest on shareholders’ equity and the distribution of shares resulting from a capital increase will be made within sixty (60) days from the date of the relevant resolution.

Sole Paragraph – The Corporation may, by a resolution of the Board of Directors pursuant to the foregoing Section 18, prepare semiannual and other interim balance sheets and declare dividends and/or interest on shareholders’ equity out of profits shown on such balance sheets, retained earnings or profit reserves appearing in the latest annual balance sheet or interim balance sheets, as provided by law.

VII – SALE OF CORPORATE CONTROL,
CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD CORPORATION
AND DELISTING FROM THE NEW MARKET

SECTION 34 – The sale of THE CORPORATE CONTROL in the Corporation (as defined in Paragraph One of this Section), either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such corporate control will make a public offering (the “Public Offering”) of the remaining shares of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Listing Regulations, so that the holders of such shares will receive the same treatment as is accorded to the selling Controlling shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Purchasing Shareholder” means any person, including, but not limited to, any individual or entity, investment fund, joint ownership scheme, securities portfolio, universality of rights, or other form of organization, residing, domiciled or with registered office in Brazil or abroad, or a Group of Shareholders, who purchase shares of the capital stock of the Corporation, whether or not representing a Controlling Power.

“Controlling Shareholder” means a shareholder or Group of Shareholders, as defined below, who exercises a Controlling Power in the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power in the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Corporate Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operation of the governing bodies of the Corporation, as a matter of fact or law.

“Group of Shareholders” means a group of two or more persons: (a) linked by contracts or agreements of any nature, including any shareholders’ agreements, whether directly or through any companies Controlled by, Controlling or under common Control with such persons; or (b) having a controlling relationship with respect to one another, whether directly or indirectly; or (c) who are under common Control with another person; or (d) representing the same interest. Persons representing the same interest include, by way of example: (d.1) any person directly or indirectly holding ten percent (10%) or more of the capital stock of another person; and (d.2) two persons ten percent (10%) or more of the capital stock of which is directly or indirectly owned by a third person. Any joint venture, investment fund or club, foundation, association, trust, joint ownership scheme, cooperative, securities portfolio, universality of rights, or any other form of organization or undertaking, whether organized in Brazil or abroad, will be deemed to be part of a same Group of Shareholders whenever any two or more such entities: (i) are controlled or managed by the same legal entity or by parties having a relationship with the same legal entity; or (ii) have a majority of its directors and officers in common with each other or one another.

“Exercise of Widespread Controlling Power” means such Controlling Power as is exercised by: (i) a shareholder owning less than fifty percent (50%) of the capital stock of the Corporation; (ii) shareholders that as a group own more than fifty percent (50%) of the capital stock of the Corporation, provided that such shareholders are not parties to a voting trust, are not under common control and do not represent a common interest; and (iii) shareholders who are parties to a shareholders’ agreement and who, collectively, own less than fifty percent (50%) of the capital stock of the Corporation.

Paragraph Two – Where the acquisition of the Corporate Control results in the imposition on the purchaser of such Corporate Control of an obligation to make the Public Offering required under Section 37 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 34 and Section 37, Paragraph Two of these Bylaws.

Paragraph Three – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchasing Shareholder signs the relevant Statement of Adherence referred to in the New Market Listing Regulations.

Paragraph Four – The Corporation will refrain from recording any transfer of shares to any shareholder(s) that may become the holder(s) of a Controlling Power, unless and until such Controlling shareholder(s) signs/sign the relevant Statement of Adherence.

Paragraph Five – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

SECTION 35 – The public offering referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the sale of the Corporate Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to BOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 36 – Any person that is already a shareholder of the Corporation and acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a public offering as provided in Section 34 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of transfer of the Corporate Control in the Corporation for the excess, if any, of the price paid to the Selling Controlling Shareholder over the market quotation of the Corporation’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation; (iii) as the case may be, to take action as appropriate to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Corporation within a period of six (6) months following the acquisition of the Corporate Control.

SECTION 37 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

Paragraph One – In such case, the following procedures will be applicable: (i) the Public Offering must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on BOVESPA; (iii) the Public Offering must be launched for a price determined as provided in Paragraph Two of this Section; and (iv) the Public Offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Two – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering has become mandatory pursuant to this Section 37, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Three – The valuation mentioned in item (i) of the foregoing Paragraph Two will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 46 of these Bylaws.

Paragraph Four – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Five – A Public Offering made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing Public Offering according to applicable regulations.

Paragraph Six – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a Public Offering, within the maximum periods prescribed therein.

Paragraph Seven – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a Public Offering, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Eight – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a Public Offering as described in this Section, within not more than thirty (30) days from such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Nine – Except as provided in Sections 44 and 45 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 34, 35 and 36 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 10 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days from the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 11 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 12 – If CVM regulations applicable to a Public Offering under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the Public Offering, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such Public Offering.

Paragraph 13 – Any modification hereto limiting the right of the shareholders to a Public Offering under this Section, or the deletion of this Section, will require any shareholder(s) who may have voted favorably on such modification or deletion at a shareholders’ meeting to make a Public Offering under this Section.

SECTION 38 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the New Market, the Controlling Shareholder of the Corporation shall make a public offering where the delisting is: (i) for the purpose of trading the shares outside the New Market; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the New Market. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 39 – The minimum tendered price stated in a public offering to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 40 – In the event of Exercise of a Widespread Controlling Power: (i) where the cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, except in the case provided in Section 42 (ii) of these Bylaws, the public offering shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such public offering; (ii) where the delisting of the Corporation from the New Market is approved at a shareholders’ meeting, whether for the purpose of registration for trading the shares outside the New Market or for a corporate restructuring as provided in Section 38 (ii) of these Bylaws, the public offering shall be made by the shareholders who have voted favorably thereon at such shareholders’ meeting.

SECTION 41 –In the event of Exercise of a Widespread Controlling Power and BOVESPA requires that the market quotation of securities of the Corporation be published separately or that trading of any securities issued by the Corporation be suspended in the New Market by reason of non-compliance with any obligations imposed by the New Market Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days from such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the New Market Listing Regulations within the shortest possible time or within a new time limit established by BOVESPA for such purpose, whichever is less.

SECTION 42 – In the event of Exercise of a Widespread Controlling Power and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the Listing Regulations: (i) if such non-compliance arises from a resolution of the shareholders’ meeting, the public offering shall be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance; and (ii) if such non-compliance arises from a management act or event, the Corporation shall make the public offering for cancellation of registration as a publicly-held corporation to all the shareholders of the Corporation. In the event the shareholders’ meeting decides to maintain the registration of the Corporation as a publicly-held company, the Public Offering shall be made by the shareholders who have voted favorably on such proposed action and, in this case, the provision of Section 40 (i) of these Bylaws will not apply.

SECTION 43 – The valuation report referred to in Sections 38 and 39 of these Bylaws shall be prepared by an expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two – The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the public offering.

SECTION 44 – A single Public Offering may be made for more than one of the purposes mentioned in this Article VII, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained.

Sole paragraph. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37.

SECTION 45 – The Corporation or the shareholders responsible for making a Public Offering under this Article VII, the New Market Listing Regulations or CVM regulations may secure the making of such Public Offering through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the Public Offering until the Public Offering has been made in accordance with all applicable regulations.

VIII – ARBITRATION

SECTION 46 – The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

IX – LIQUIDATION OF THE CORPORATION

SECTION 47 – The Corporation will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to elect the liquidator or liquidators and the Fiscal Council that will function during the period of liquidation, subject to statutory requirements.

X – GENERAL AND TRANSITION PROVISIONS

SECTION 48 – The provisions contained in statutes and in any Shareholders’ Agreement on file at the registered office of the Corporation as provided by Section 118 of Law No. 6,404/76 will apply in the event of any dissent.

SECTION 49 – Any shareholders’ agreement on file at the registered office of the Corporation will be binding on the Corporation. Any person directing or recording the proceedings of any shareholders’ or Board of Directors meeting is expressly prohibited from counting any votes of shareholders or members of the Board of Directors cast in violation of a shareholders’ agreement to which such shareholders are parties that is duly filed with the Corporation at its registered office. The Corporation is also expressly prohibited from acknowledging and recording any share transfers and/or encumbrance, and/or any assignment of a preference right for the replacement of shares and/or other securities that are inconsistent with the terms of any such shareholders’ agreement.

SECTION 50 – The provisions of Section 37 of these Bylaws will not apply to current shareholders or any Group of Shareholders that already own twenty percent (20%) or more of all shares of the capital stock of the Corporation, and any successors thereof; rather, the provisions of this Section will apply only to such investors as may become shareholders of the Corporation after the date in which the Corporation’s adherence to and listing with the New Market becomes effective.

São Paulo, April 12, 2007

20.00 – CORPORATE GOVERNANCE INFORMATION

Perdigão’s business is driven by the improvement in modern business practices for increasing standards of corporate governance. The Company is continually seeking mechanisms that translate into transparency and liquidity for its shareholders and investors. In 2006, the Company implemented a series of measures for making Perdigão into a world-class company. At the conceptual level, Perdigão revised its Vision and Mission statements together with its Values, thus updating its profi le in the light of the Company’s current transformational phase — characterized by a long period of growth and an outlook for vigorous expansion in domestic and international markets on a stable and sustainable basis.

A shareholders’ meeting in March, at which 70% of the capital was represented, was the starting point for the implementation of the decisions necessary to make Perdigão 2020 a reality as outlined in the strategic plan. Approval was given to the conversion of preferred to common shares on a one to one basis, including a 200% stock split with the issue of two new shares for every existing share.

New Market

The listing on Bovespa’s New Market was also approved in 2006 and made effective in April, Perdigão thus becoming the fi rst traditional company in the Brazilian capital markets and also the first company in the food and beverage sector to adhere to New Market regulations.

In spite of negative trading conditions, Perdigão continued its expansion plans and projects, confident that the capital markets would recognize the Company’s initiatives and attribute a better price to its shares. This was indeed the outcome — the recognition of its high standards of corporate governance, which includes as part of its corporate structure: diffused control, equal rights, a premium in the event of public offerings of shares and shareholder protection mechanisms as well as a commitment to resolve disputes via Bovespa’s Arbitration Panel.

On subscribing to New Market regulations, Perdigão adopted a mechanism for avoiding shareholding concentration. In the event of a shareholder or group of shareholders acquiring a stake of more than 20% of the total stock, a public offering of shares (POS) becomes mandatory. Under these circumstances, each share acquired will command an additional 35% premium on the average value of the share quotation for the 30 days prior to the date of the offering.

The price formation of an eventual offering may also be based on the Company’s economic value as calculated in the appraisal report or, again, at 135% of the issue price of the shares in capital increases effected over the past 24 months, which ever value is the higher.

Recognition

As a result of the Company’s performance following the announcement of its compliance with New Market listing regulations, Perdigão’s shares have become a component of the leading Bovespa stock index (Ibovespa). Perdigão was again classified as the only Company in its sector to be included in the ISE (Bovespa’s Corporate Sustainability Stock Index) — a select group of 34 companies committed to corporate, environmental and social responsibility.

During the year, Perdigão was also elected as the Best Brazilian Company and the Best Company in the Latin American Consumer and Retail Sector for Corporate Governance according to the 9th edition of IR Global Ranking 2007, sponsored by MZ Consult, in association with JP Morgan, KPMG and Linklaters. A total of 145 companies from 33 countries took part.

Investor Relations

Perdigão is aware of the importance of maintaining good relations with the market. Its Investor Relations area is made up of qualifi ed professionals providing a personalized service to investment analysts and investors, supplying reliable, transparent and comprehensive information.

In addition to the IR website (www.perdigao.com.br/ri/eng), where information is constantly updated, the Company has other important channels for communicating with the market. These include meetings with important market representative associations such as Apimec (Association of Capital Markets Investment Analysts and Professionals), quarterly conference calls and national and international roadshows. Investor relations are also developed through one-on-one meetings, meetings held with investors in response to requests from leading financial institutions and a team specialized in servicing the requirements of retail investors.

Funding – Primary Offering

At the end of 2006, Perdigão successfully concluded a primary offering of shares with the issue of 32 million new shares at a price of R$25.00 per share, the ratification and credit of which took place on November 1, 2006. The issue was responsible for raising R$800 million and will ensure the necessary conditions for the Company to maintain its accelerated rate of growth of the past decade. The resources are being allocated to the expansion of the meat business (poultry, pork and beef), to the dairy-processed products line and new product lines such as margarine.

Board of Directors

The Board of Directors is made up of seven members. Elected for twoyear terms of offi ce, they all have outside interests, but meet monthly to discuss Company-related matters.

Fiscal Council/Audit Committee

Consisting of three representatives of the shareholders, the Fiscal Council has the functions of an Audit Committee. In addition to monthly meetings, its members can deliberate jointly with the Board of Directors when necessary.

Board of Executive Officers

The Board of Executive Officers is made up of market-hired professionals, namely one chief executive offi cer, two vice presidents and four directors reporting directly to the Board of Directors. The Executive Offi cers are responsible for the management of the Company’s business, strictly in accordance with the strategic guidelines established by the Officers themselves and approved by the Board of Directors.

Policy and Rules

The Company has a Code of Ethics and a Policy on Trading of Securities and Disclosure Matters, which covers employees and stakeholders. The Company’s Disclosure Committee provides advisory support for control of the processes. We have implemented a risk management model – including the survey of key processes and their applicable regulations – in order to adjust internal controls to the requisites of the Sarbanes-Oxley act (Sections 302 and 404).

Committees

At the end of the fiscal year 2006, Perdigão took one more step in the direction of consolidating its corporate governance practices by creating three advisory committees to the Board of Directors, in addition to the Audit Committee, consisting of members of the Board as well as market professionals.

Ethics and Governance Committee

Décio da Silva, Marcelo de Souza Muniz, Maurício Novis Botelho, Nildemar Secches and Paulo Ernani de Oliveira.

Strategy and Finance Committee

Jaime Hugo Patalano, Manoel Cordeiro Silva Filho, Marcelo de Souza Muniz, Nildemar Secches and Wang Wei Chang.

Compensation and Executive Development Committee

Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Marcelo de Souza Muniz, Nildemar Secches and Gilberto Antonio Orsato.

Senior Advisory Council:

João Rozário da Silva.